bio-techne®

ANNUAL REPORT
2025

OUR MISSION

We improve the ***quality of life*** by catalyzing advances in science and medicine.



ANNUAL REPORT 2025

The *Year* in Review

FY25 was a year of innovation, resilience, and progress for Bio-Techne. Together, we launched breakthrough products, sharpened our strategic focus, and delivered strong performance in a dynamic environment.



Kim Kelderman
President and Chief Executive Officer

Dear Bio-Techne Stakeholders,

In fiscal year 2025, Bio-Techne made significant progress on our mission to improve the quality of life by catalyzing advances in science and medicine. We launched over 500 new products, repositioned our portfolio, and delivered strong results in a dynamic operating environment thanks to excellent execution from our team.

Innovation That Matters

One notable milestone was the launch of Leo – our powerful new high throughput Simple Western instrument which is empowering customers to unlock new insights across multiple research areas. We also reinforced our leadership in protein science by commercializing several AI-enhanced designer proteins and launched two exciting diagnostic products: the Amplidex Nanopore Carrier Screening Plus Kit which targets genes that increase the risk of passing on genetic conditions, and the Amplidex ExoMut ESR1 Kit which detects mutations in the gene linked to therapy resistance in breast cancer patients.

Sharpening Our Strategic Focus

By sharpening our strategic focus, we were able to increase investments in our growth pillars and strengthen our sector-leading profitability profile. We completed the divestiture of our Fetal Bovine Serum (FBS) business and decided to divest Exosome Diagnostics (ExoDx), a CLIA-lab service business which had limited synergies with our core life sciences and diagnostic product offerings. Bio-Techne retains access to the proprietary exosome technology for use in current and future gene mutation kits. Following our strategic investment in



Spear Bio in 2024, we also established an agreement to distribute the Company's state-of-the-art assays to support research into Alzheimer's disease.

Resilience in Dynamic Markets

During the first half of the fiscal year, macro headwinds that impacted the life science tools industry started to abate and Bio-Techne looked set to return to growth aligned with our long-term targets. Then, in February 2025, several U.S. administrative-driven uncertainties impacted market confidence, including potential tariffs, most favored nation (MFN) pricing for large pharma, and multiple proposed changes to NIH funding. Despite the uncertainty faced by our customers, we achieved 5% organic revenue growth for the fiscal year – an outstanding result which reflects both the value our customers place on our portfolio and our team's dedication and resilience.

Driving Growth Together

Beyond this strong financial performance, I'm also proud of the progress we made to position Bio-Techne for a sustainable future. Highlights from our recently released Corporate Sustainability Report (CSR) include our efforts to transition our Minneapolis headquarters to run entirely on renewable electricity, contributing to our ambitious goal to reduce enterprise-wide Scope 1 and 2 GHG emissions by over 40%. In addition, we committed to setting Scope 1, 2 and 3 greenhouse gas (GHG) emission reduction targets and are currently working to establish baseline measurements for our Scope 3 upstream and downstream GHG emissions for the first time.

My personal highlights from fiscal 2025 included meeting customers to hear firsthand how our extensive portfolio of innovative tools and bioactive reagents is supporting the development, approval and commercialization of next-generation therapeutics, diagnostics and vaccines. Each of my interactions reinforced how our portfolio is perfectly positioned to enable customers to address some of today's biggest healthcare challenges, from promoting the healthy aging of global populations to finding new treatments for cancer and neurodegenerative diseases.

"It's an honor to continue leading the exceptional team at Bio-Techne."

As we move into fiscal year 2026, it's an honor to continue leading the exceptional team at Bio-Techne. Driven by our "EPIC" values of Empowerment, Passion, Innovation and Collaboration and with a talented team, solid strategy and robust portfolio in place, we are well equipped to capitalize on high growth opportunities and emerging markets in the coming year. Together, we will continue to bring our customers the innovation they rely on to catalyze advances in science and medicine and deliver exceptional financial performance for all stakeholders.

Sincerely,
Kim Kelderman
President and Chief Executive Officer

Our Strategic Growth Factors

Driving Discovery & Development

In fiscal 2025, Bio-Techne evolved its strategic frame-up, highlighting how we create value by solving complex customer challenges. Specifically, we serve three strategic growth vectors: i) the Discovery of Novel Biological Insights, ii) the Development and Manufacturing of Advanced Therapeutics, and iii) the Enablement of Precision Diagnostics. Our differentiated, high quality portfolio attains durable positions in high-value customer applications, and we are able to create leverage and scale with our portfolio of proteomic reagents and analytical instruments, spatial biology technologies, and precision diagnostic enabling solutions.

We segmented the business into three strategic growth vectors:

1. **Discovery of Novel Biological Insights**

2. **Development and Manufacturing of Advanced Therapeutics**

3. **Enablement of Precision Diagnostics**

Our comprehensive portfolio of core research reagents, which includes our market leading proteins and antibodies, our proteomic analytical instruments, and our spatial biology technologies, are all instrumental in enabling the Discovery of Novel Biological Insights. Our recombinant proteins and small molecules serve as essential components for cell-based research, including the development of organoids. Our organoid business has emerged as a significant growth driver for the Company, as these essential tools are playing an increasingly important role in disease modeling, drug discovery, developmental biology and regenerative medicine. Our antibodies remain versatile tools used for the study of proteins and other molecules, facilitating the analysis of cellular processes, and also power our proteomic analytical tools for the identification and quantification of proteins. Our spatial biology solutions, including RNAscope kits, validated antibodies, and the COMET instrument enable the visualization of RNA and proteins in tissue, and play an important role in the discovery of biological processes crucial for research in cancer, neurodegenerative diseases, and immunology.

Our solutions are integral to the Development and Manufacturing of Advanced Therapeutics. Our portfolio of GMP cytokines, proteins and small molecules play a crucial role in the production of cell therapies by regulating cell growth, guiding cell differentiation and supporting cell survival. Our reputation as the leading developer of the highest quality, lot-to-lot consistent, and bioactive cytokines and proteins for research use has transferred extremely well to our GMP protein offering, contributing to >30% GMP reagent growth in fiscal 2025. Our position in cell therapy is further solidified by our 20% ownership in Wilson Wolf Manufacturing, the innovator behind the G-Rex bioreactor. We will fully own Wilson Wolf by the end of calendar 2027 or potentially earlier upon the achievement of certain milestones. The G-Rex bioreactor, which relies on proteins and media to scale cell therapies, complements our robust portfolio of GMP reagents and media. Additionally, our suite of proteomic analytical instruments is gaining increasing traction as quality control (QC) tools for cell and gene therapy manufacturing. For example, Abeona Therapeutics utilized our Simple Western instrument throughout clinical development and in support of FDA approval of their cell-based gene therapy ZEVASKYN, with the instrument supporting lot release testing for both the viral vector and the cell therapy in a GMP setting.

Powering cell therapy manufacturing with GMP reagents and workflow solutions.



Our Strategic Growth Vectors

1 Discovery of Novel Biological Insights




Proteins & Small Molecules

Antibodies

Immunoassays

Spatial Biology

Proteomic Analytical Instruments



2 Development and Manufacturing of Advanced Therapeutics

GMP Reagents & Media

Wilson-Wolf G-Rex®

Proteins

Antibodies

Proteomic Analytical Instruments

Spatial Biology & COMET™




3 Enablement of Precision Diagnostics

Enabling Proteomic Dx Apps.

Diagnostic Reagents & Controls

Molecular Dx Kits

Spatial Biology





Our Growth Vectors Capitalize on Megatrends



Strategic Growth Vectors:

3 Enablement of Precision Diagnostics

2 Development and Manufacturing of Advanced Therapeutics

1 Discovery of Novel Biological Insights

DEVELOPMENT PHASES

Diagnose & Treat

Translate & Develop

Research & Discover

Healthy Aging

Precision Medicine

Novel Therapeutic Approaches

AI-Enabled Innovation

Proteomic Interrogation at Scale

Multiomic Insight Generation

MEGATRENDS

Our expertise in these strategic growth areas uniquely positions the Company to capitalize on global healthcare megatrends. Through Bio-Techne's array of reagents, productivity tools, cell therapy workflow solutions, spatial biology technologies, and precision diagnostics, we play a pivotal role in transforming research into therapeutic products and diagnostic solutions that are essential for promoting the healthy aging of populations worldwide.

Over fiscal 2025 we fortified these strategic growth vectors by consistently demonstrating our scientific leadership through attendance at 310 conferences, as well as hosting over 175 symposia and technology talks. In calendar 2024, our technologies were also cited more than 32,000 times in peer-reviewed publications, highlighting the breakthroughs supported by our diverse portfolio across cancer research, neuroscience, immunology, infectious diseases, cell and gene therapy, regenerative medicine and beyond.

Expanding Our Global Reach

Driving Discovery & Development

We are committed to continually enhancing and refining our customer experience, ensuring that biopharmaceutical, academic, and diagnostic customers can easily access the products necessary to advance their research or develop diagnostic tests.

This year, we unveiled strategic distribution partnerships with Medsantek and Leader Life Sciences to expand our footprint in Turkey and the Middle East. Through these collaborations, Medsantek and Leader Life Sciences will distribute Bio-Techne's comprehensive portfolio of cutting-edge products, such as antibodies, proteins, immunoassay kits, reagents, and enzymes, to laboratories and research institutions in these exciting regions.

I was also excited to announce the opening of a new Customer Service Center in Düsseldorf, Germany dedicated to serving our customers across Europe, the Middle East and Africa (EMEA) in alignment with our regional growth strategy. Düsseldorf is the ideal site for this new facility due to its thriving life sciences sector and strategic proximity to the Benelux region, enabling seamless access to customers from multiple European markets. Set to launch in the summer of 2026, the Customer Service Center will feature a cutting-edge Demonstration Laboratory where customers can engage firsthand with our innovative product portfolio, including our next-generation Simple Western platform, Leo, and our best-in-class spatial biology instrument, COMET.

→ *New* Customer Service Center in Düsseldorf *(opening 2026)* to support EMEA.

→ *Distribution partnerships* in Turkey and Middle East.

bio-techne

Our People, Our EPIC Culture

We remained committed to fostering our culture defined by Empowerment, Passion, Innovation, and Collaboration (EPIC) across the organization.

We remained committed to fostering our culture defined by Empowerment, Passion, Innovation, and Collaboration (EPIC) across the organization. The contribution of our team of approximately 3,100 dedicated, skilled, diverse, and passionate employees is integral to driving innovation that empowers scientific breakthroughs from our academic and biopharmaceutical partners, ultimately enhancing global healthcare. During fiscal 2025, we empowered our global workforce through the promotion of over 375 employees and continued to prepare the next generation of leaders for increased responsibilities through our Pillars of Leadership and Emerging Leaders Programs.

We also enhanced our Executive Leadership Team by welcoming Martin Wirtz as Senior Vice President, Strategy and Corporate Development. Martin brings over seven years of valuable experience from his successful tenure at Danaher, where he notably oversaw Strategy and Business Development for the diagnostics division. In addition, Cheryl Bethune joined our team as Senior Vice President and Chief Human Resources Officer, following more than 20 years at General Mills, where she spearheaded human resource strategies across diverse regions. Both Martin's and Cheryl's contributions have already had a significant impact on our organization and strategic direction, and I'm excited to see what they will continue to bring to our Company in the future.

We were also fortunate to have Dr. Amy Herr join Bio-Techne's Board of Directors. Dr. Herr is currently a Chancellor's Professor of Bioengineering at the University of California, Berkeley and also serves as the Vice President of the Chan Zuckerberg Biohub Network. Dr. Herr brings deep biological and engineering experience to Bio-Techne's Board of Directors, which is an important skillset as we continue to grow and leverage our proteomic analytical instrument business.



Cheryl Bethune, CHRO, and Kim Kelderman, CEO, discuss career balance at a recent All-Hands Meeting.



24 leaders from across the company came together for the Pillars of Leadership Development Program

Strengthening the Bio-Techne team with Pillars of Leadership and Emerging Leaders programs.

5%

Organic revenue growth, outpacing the industry.

$1.2B+

In revenue, $1.92 EPS, and 31.6% adjusted operating margin.

↗

Grew despite biotech funding challenges and policy uncertainty.

FY2025 Business Review

During fiscal 2025, the team continued to execute at a very high level, particularly in the midst of dynamic end market conditions. Overall, organic and reported revenue for the full fiscal year increased 5% to over $1.2 billion. It is worth noting that our performance surpassed that of our peers in the life science tools sector, outperforming the industry average on a quarterly and annual basis.

Adjusted operating margin was 31.6% for the full fiscal year, compared to 32.1% in the prior year. Our adjusted operating margin was unfavorably impacted by product mix as well as the reinstatement of incentive compensation accruals. Adjusted EPS increased to $1.92 per diluted share, compared to $1.77 last fiscal year.

The operating landscape was dynamic in fiscal 2025, impacting both the life science tools sector and Bio-Techne. Key challenges faced by Bio-Techne during the fiscal year included constrained biotech funding and various U.S. administration-driven uncertainties related to potential pharmaceutical tariffs, most favored nation drug pricing, and National Institute of Health (NIH) funding levels.

Funding from private equity, venture capital, and initial public offerings (IPOs) serves as a vital source of capital for the biotech industry, especially for early-stage companies seeking external financing for pre-clinical discovery work and clinical trial initiatives. The biotech funding environment improved in calendar 2024, where funding levels increased an estimated 40% compared to the previous year. However, this improvement



At our recently opened center in Shanghai, our local team has been busy running technical workshops and more, demonstrating how our solutions can accelerate cutting-edge science.

was short lived, as biotech funding levels during the first half of calendar 2025 (the second half of Bio-Techne's fiscal 2025) declined by over 40% as higher interest rates and macroenvironment/policy concerns weighed on investor interest in earlier stage biopharma companies. Encouragingly, biopharma funding experienced an increase in both June and July of 2025 compared to previous year, suggesting a possible stabilization in this important source of capital.

Despite commentary from the U.S. administration regarding potential pharmaceutical tariffs and the proposed implementation of most favored nation (MFN) drug pricing, we experienced steady momentum from our large pharma customers throughout fiscal 2025. Bio-Techne's top-tier reagents and productivity-enhancing instruments remain essential resources for both smaller biotech firms and major pharmaceutical companies in driving forward their pipeline projects. As a result, our biotech and large pharma end markets collectively achieved high-single digit growth for the entirety of the fiscal year.

In the first half of fiscal 2025, funding within our academic customers remained stable. However, in February 2025, changes occurred under the new administration, with the NIH attempting to implement a 15% cap to indirect funds awarded to academic research institutions, which was followed by grant cancellations, and a proposed 40% cut to the NIH's fiscal 2026 budget. Despite these developments, certain members of Congress have shown support for NIH funding, with the Senate Appropriations Committee advocating for a 1% increase in the NIH's fiscal 2026 budget. Amid these uncertainties, our Academic end market experienced a low-single digit increase for the fiscal year, with stability in Europe balancing out more cautious spending behaviors from U.S. Academic customers.

In China, the macroenvironment remained subdued overall, as reduced government funding, rising unemployment, a real estate market correction, and other economic challenges affected the region. These factors impacted the demand for our proteomic instruments and reagent portfolio, although the team did a great job advancing our spatial biology business in the geography. We finished the fiscal year on a strong note in China, where the team delivered low-double digit growth in the geography as the region returned to broad-based growth ahead of anticipated tariffs. Looking beyond the tariff related activity, market signals suggest that China has stabilized, and we anticipate a gradual return to modest growth during fiscal 2026.



Bio-Techne's top-tier reagents and productivity-enhancing instruments remain essential resources for both smaller biotech firms and major pharmaceutical companies in driving forward their pipeline projects.

bio·techne

Protein Sciences Segment (PSS)

Within our Protein Sciences Segment (PSS), both organic and reported revenue increased 5% to $870.2 million. PSS maintained a strong level of profitability through a strategic balance of productivity enhancements, to cost control efforts, and ongoing investments in the pipeline, resulting in an impressive 42.6% adjusted operating margin for the segment. PSS is the segment where Bio-Techne has the most exposure to biopharma and academic end markets, as well as China, which impacted segment growth in the fiscal year. However, this segment stands to benefit significantly from enhanced clarity on U.S. academic budgets and potential pharmaceutical tariffs/MFN, as well as the anticipated return to growth in China.

Throughout the fiscal year, the utilization of our ProteinSimple branded instrument installed base in the Protein Sciences Segment (PSS) remained robust, with consumables for these productivity platforms seeing a high-single digit increase. An especially positive trend was observed as we closed the fiscal year with three consecutive quarters of year-over-year growth in instrument revenue. This momentum led to a rise in sales of our proteomic analytical instruments for the fiscal year, following a challenging period of capital equipment demand in our biopharma and academic markets. Within our instrument portfolio, we introduced our next-generation Simple Western platform, Leo, which offers enhanced throughput, flexibility, efficiency, and quantitative capabilities. This cutting-edge instrument is driving adoption as a quantitative immunoassay platform and quality control tool across various stages of drug development and commercialization. Additionally, our Biologics business, led by the Maurice platform, had a successful year due to the system's ease of use, reproducibility, and robust data compliance features, which have driven increased instrument adoption and market share gains.

We also made significant strides in advancing our Cell Therapy growth pillar within PSS. Cell Therapy encompasses our leading portfolio of GMP reagents, cell culture media, non-viral gene editing technology and scalable solutions that empower our partners to accelerate pre-clinical, clinical and eventually the commercialization of these next-generation therapeutics. Fiscal 2025 marked an important year for innovation in this important growth vertical, highlighted

PSS Revenue
$870.2M
(+5%)

PSS Adjusted Operating Margin
42.6%

PSS GROWTH DRIVERS

Instrument momentum: high-single digit ProteinSimple revenue growth

Continued Biologics market share gains

Launch of Leo, our next-generation Simple Western instrument



12

by the launch of our ProPak GMP Cytokine product line. ProPaks deliver precise cytokine concentrations to cell therapy manufacturers and reduce the risk of contamination, presenting a compelling value proposition that positions Bio-Techne to capture share in later-stage and potentially commercial stage cell therapy programs.

As a reminder, we also currently own 20% of Wilson Wolf and will acquire the remaining 80% of the company by December 31, 2027 at the latest, or potentially sooner upon the achievement of certain milestones. Wilson Wolf is a synergistic fit with our existing cell therapy business, as their G-Rex bioreactor requires GMP reagents and media to scale cell therapies. Wilson Wolf had a strong fiscal 2025, achieving over 20% growth while maintaining a very high level of profitability (EBITDA margin exceeding 70%). We are excited about the upcoming Wilson Wolf acquisition, as G-Rex is the ideal solution to effectively scale cell therapies by improving yields and lowering the manufacturing costs of these next-generation therapeutics. Additionally, Wilson Wolf will be immediately accretive to Bio-Techne's corporate growth rate and profitability profile.

Throughout fiscal 2025, we expanded our portfolio of GMP proteins, and continue to have the broadest offering on the market, including GMP proteins only available from Bio-Techne. Additionally, we increased the number of customers relying on Bio-Techne for these essential GMP reagents, which now exceeds over 550. Noteworthy is the progress made by these customers in advancing through their pre-clinical and clinical programs, with six customers currently in either phase II or III of their clinical trials. It is important to highlight that our impact in both cell and gene therapies extends beyond GMP reagents and workflow solutions. Our instruments are increasingly utilized as quality assurance/control tools throughout the cell and gene therapy workflow, and our spatial biology solutions are witnessing a rise in use as tools for visualizing and assessing therapeutic biodistribution, safety, and efficacy of these next-generation therapies.

We also advanced our fundamental portfolio of proteins, antibodies, small molecules, and assays, which serve as essential tools for uncovering novel biological insights. For example, we leveraged our extensive internal expertise and the wealth of data collected over the last five decades to train generative AI models to develop designer proteins. These patentable proteins are strategically engineered to demonstrate hyperactive properties, improved heat resistance capabilities, and other novel characteristics.

PSS Cell Therapy

→ *Launch* of ProPak GMP Cytokines

→ *550+ GMP reagent customers,* with six in Phase II/III trials

Diagnostics & Spatial Biology Segment (DSS)

Within our Diagnostics and Spatial Biology segment (DSS), fiscal 2025 organic and reported revenue increased 6% to $346.3 million. DSS adjusted operating margin was 6.2% in fiscal 2025 compared to 7.5% in fiscal 2024, with the year over year decrease primarily due to strategic growth investments, the reinstatement of incentive compensation accruals and unfavorable product mix. We anticipate an improvement in segment profitability following the divestiture of the Exosome Diagnostics business during the first fiscal quarter of 2026.

DSS Revenue

$346.3M
(+6%)

DSS Adjusted
Operating Margin

6.2%

DSS HIGHLIGHTS

COMET platform revenue
grew nearly 50%

RNAscope portfolio
surpassed 12,000 citations

Launched Amplidex
Nanopore Carrier Plus
and ExoMut ESR1 kits

DSS serves as the hub for our Spatial Biology business, where we have solidified our position as a leader in this emerging and rapidly growing industry. Throughout fiscal 2025, we expanded our range of probes, including RNAscope, miRNAscope, and BaseScope, which now exceed 70,000 across over 400 species. These products empower researchers to spatially visualize the widest diversity of RNAs in tissues including naturally occurring RNAs, engineered cells, and vectors in tissue with industry leading sensitivity and specificity. Our market leadership is demonstrated by over 12,000 citations referencing our technology to date. In 2024, we successfully acquired Lunaphore, adding the COMET platform, a fully automated, high-throughput spatial biology solution, to our portfolio. Notably, COMET allows researchers to simultaneously detect and visualize up to 24 proteins and 12 RNA targets on a single slide, creating a highly differentiated multiomic offering. Despite funding uncertainties within the academic and biotech sectors, Lunaphore's COMET platform performed exceptionally well in fiscal 2025, with associated revenue increasing nearly 50% for the year. Bio-Techne remains at the forefront of spatial biology, and we eagerly anticipate the continued scientific breakthroughs that our advanced technology will unlock in the future.

Within our Precision Diagnostics growth vertical, we recently announced the divestiture of our Exosome Diagnostics business, inclusive of the ExoDx Prostate (EPI) test, to Mdxhealth, a leader in urology and prostate diagnostics. Importantly, Bio-Techne retains access to the proprietary exosome-based technology for ongoing kit development. This strategic repositioning of our portfolio enables us to redirect investments to strengthen our core portfolio as well as our growth verticals while delivering an immediate increase to our sector leading profitability profile.

Divestiture of ExoDx Diagnostics strengthened profitability profiles.

Fiscal 2025 was also a year where the team made continued progress advancing our Asuragen branded molecular diagnostic kits, as the sensitivity and specificity of these carrier screening and oncology products continues to drive global adoption. We enhanced our leading collection of carrier screening kits with the introduction of the AmplideX Nanopore Carrier Plus Kit, combining Bio-Techne's Amplidex long-range PCR and Oxford Nanopore Technologies' long read nanopore technology to detect large genomic variants within 11 genes. This expanded carrier screening panel covers genes supported by ACOG (American College of Obstetricians and Gynecologists) and provides additional alignment with ACMG's (American College of Medical Geneticists) more specific recommendations for carrier screening coverage. The Asuragen team also launched ESR1 exoMutation, a kitted exosome-based assay to assess ESR1 mutations. ESR1 mutations are a common cause of resistance to endocrine therapy in breast cancer patients. This is the first of several planned exosome-based gene mutation kit launches.

In summary, fiscal 2025 was a year where the team continued its streak of delivering differentiated performance. The innovation within Bio-Techne was on full display in fiscal 2025, as several high-impact product launches across our growth pillars and our core portfolio positioned the Company for continued leadership and differentiated performance going forward. This innovation paired with Bio-Techne's "EPIC" team positions the Company to capitalize on some of the fastest growing markets in life sciences and precision diagnostics.

Sincerely,
Kim Kelderman
President and Chief Executive Officer

Poised for *Leadership*.
Positioned for *Growth*.

Bio-Techne continues to lead in proteomics, cell therapy, spatial biology, and precision diagnostics. Together, guided by our EPIC values, we are advancing science and medicine to improve lives worldwide.



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 30, 2025, or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from__________ to

Commission file number 0-17272

BIO-TECHNE CORPORATION
(Exact name of registrant as specified in its charter)

Minnesota **(State or other jurisdiction of incorporation or organization)**	**41-1427402** **(I.R.S. Employer Identification No.)**
614 McKinley Place N.E. **Minneapolis, MN 55413** **(Address of principal executive offices) (Zip Code)**	**(612) 379-8854** **(Registrant's telephone number, including area code)**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol(s)**	**Name of each exchange on which registered**
Common Stock, $0.01 par value	TECH	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statement of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant′s executive officers during the relevant period pursuant to Section 240.10D-1(b). ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 USC. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☒ No ☐

As of December 31, 2024, the aggregate market value of the Common Stock held by non-affiliates of the Registrant was $11.4 billion based upon the closing sale price as reported on The Nasdaq Stock Market ($72.03 per share). Shares of Common Stock held by each officer and director and by each person who owns 5% or more of the outstanding Common Stock have been excluded.

As of August 18, 2025, 155,549,587 shares of the Company's Common Stock ($0.01 par value) were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Company's Proxy Statement for its 2025 Annual Meeting of Shareholders are incorporated by reference into Part III.

TABLE OF CONTENTS

In this Annual Report, the terms "Bio-Techne" or the "Company" refer to Bio-Techne Corporation, Bio-Techne Corporation and its consolidated subsidiaries, or the consolidated subsidiaries of Bio-Techne Corporation, as the context requires.

FORWARD-LOOKING INFORMATION AND CAUTIONARY STATEMENTS

Certain statements included or incorporated by reference in this Annual Report, in other documents we file with or furnish to the Securities and Exchange Commission ("SEC"), in our press releases, webcasts, conference calls, materials delivered to shareholders and other communications, are "forward-looking statements" within the meaning of the U.S. federal securities laws. All statements other than historical factual information are forward-looking statements, including without limitation statements regarding: projections of revenue, expenses, profit, profit margins, pricing, tax rates, tax provisions, cash flows, our liquidity position or other projected financial measures; management's plans and strategies for future operations, including statements relating to anticipated operating performance, cost reductions, new product and service developments, competitive strengths or market position, acquisitions and the integration thereof, strategic opportunities, dividends and executive compensation; growth, declines and other trends in markets we sell into; new or modified laws, regulations and accounting pronouncements; future regulatory approvals and the timing and conditionality thereof; outstanding claims, legal proceedings, tax audits and assessments and other contingent liabilities; future foreign currency exchange rates and fluctuations in those rates; general economic and capital markets conditions; the anticipated timing of any of the foregoing; assumptions underlying any of the foregoing; and any other statements that address events or developments that Bio-Techne intends or believes will or may occur in the future. Terminology such as "believe," "anticipate," "should," "could," "intend," "will," "plan," "expect," "estimate," "project," "target," "may," "possible," "potential," "forecast" and "positioned" and similar references to future periods are intended to identify forward-looking statements, although not all forward-looking statements are accompanied by such words. Forward-looking statements are based on assumptions and assessments made by our management in light of their experience and perceptions of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to the risks and uncertainties set forth below and under "Item 1A. Risk Factors" in this Annual Report.

Forward-looking statements are not guaranties of future performance and actual results may differ materially from the results, developments and business decisions contemplated by our forward-looking statements. Accordingly, you should not place undue reliance on any such forward-looking statements. Forward-looking statements speak only as of the date of the report, document, press release, webcast, call, materials or other communication in which they are made. Except to the extent required by applicable law, we do not assume any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise.

PART I

ITEM 1. BUSINESS

OVERVIEW

Bio-Techne and its subsidiaries, collectively doing business as Bio-Techne Corporation (Bio-Techne, we, our, us or the Company), develop, manufacture and sell life science reagents, instruments and services for the research, diagnostics and bioprocessing markets worldwide. Our broad product portfolio and application expertise enables scientific investigations into biological processes and molecular diagnostics, revealing the nature, diagnosis, etiology and progression of specific diseases. Our products aid in drug discovery efforts and provide the means for accurate clinical tests and diagnoses.

We manage the business in two operating segments – our Protein Sciences segment and our Diagnostics and Spatial Biology segment. Our Protein Sciences segment is a leading developer and manufacturer of high-quality biological reagents used in all aspects of life science research, diagnostics and cell and gene therapy. This segment also includes proteomic analytical tools, both manual and automated, that offer researchers and pharmaceutical manufacturers efficient and streamlined options for protein analysis, automated western blot, and multiplexed ELISA workflows. Our Diagnostics and Spatial Biology segment develops and manufactures diagnostic products, including controls, calibrators, and diagnostic assays for the regulated diagnostics market, exosome-based molecular diagnostic assays, advanced tissue-based in-situ hybridization assays and instrumentation for spatial genomic and tissue biopsy analysis, and genetic and oncology kits for research and clinical applications.

We are a Minnesota corporation with our global headquarters in Minneapolis, Minnesota. We were founded in 1976 as Research and Diagnostic Systems, Inc. We became a publicly traded company in 1985 through a merger with Techne Corporation, now Bio-Techne Corporation. Our common stock is listed on the NASDAQ under the symbol "TECH." We operate globally, with offices in many locations throughout North America, Europe and Asia. Today, our product lines include hundreds of thousands of diverse products, most of which we manufacture ourselves in multiple locations in North America, as well as locations in the U.K., Canada, Switzerland and China.

We have implemented a disciplined strategy to accelerate growth in part by acquiring businesses and product portfolios that leveraged and diversified our existing product lines, filled portfolio gaps with differentiated high growth businesses, and expanded our geographic scope. Recent examples include the investment in Spear Bio at the beginning of fiscal 2025 and the acquisition of Lunaphore SA ("Lunaphore") at the beginning of fiscal 2024. We also completed a 19.9% investment in Wilson Wolf Corporation ("Wilson Wolf") in fiscal 2023, and will acquire the remaining ownership in Wilson Wolf by the end of calendar year 2027, if not earlier due to its achievement of revenue or earnings before interest, taxes, depreciation, and amortization ("EBITDA") targets. Recognizing the importance of an integrated, global approach to meeting our mission and accomplishing our strategies, we have maintained many of the brands of the companies we have acquired, but unified under a single global brand -- Bio-Techne.

We are committed to providing the life sciences community with innovative, high-quality scientific tools that allow our customers to make extraordinary discoveries and treat and diagnose diseases. We intend to build on Bio-Techne's past accomplishments, high product quality reputation and sound financial position by executing strategies that position us to serve as the standard for biological content in the research market, and to leverage that leadership position to enter the diagnostics and other adjacent markets. Our strategic pillars include:

> *Grow & Leverage the Core.* Through collaborations with key opinion leaders, participation in scientific discussions and societies, and leveraging our internal talent we expect to be able to convert our continued significant investment in our research and development activities to be first-to-market with quality products that are at the leading edge of life science researchers' needs.

> *Capitalize on High Potential Markets.* We will continue to leverage our strong balance sheet to gain access to new and differentiated technologies and products that improve our competitiveness in the current market, meet customers' expanding workflow needs and allow us to enter adjacent markets.

> *Market Expansion Through Innovation & Acquisition.* We will leverage our existing portfolio to expand our product offerings into novel research fields and further penetrate diagnostics and therapeutics markets.

Acquisitions have, and will likely continue to play, an important role in our efforts to expand our portfolio of innovative tools and bioactive reagents, and support our initiatives to enter adjacent markets.

Deliver Best-in-Class Customer Experience. We will continue to expand our sales staff and distribution channels globally in order to increase our global presence and make it easier for customers to transact with us. We strive for every interaction to be seamless, personalized, and exceeding expectations. We aim to deeply understand customers' wants and needs while simultaneously offering high-quality service at every touchpoint.

Develop People Through a Transofrmative Culture. As we continue to grow both organically and through acquisition, we are intentionally fostering an "EPIC" culture based on the ideals of Empowerment, Passion, Innovation and Collaboration. We strive to recruit, train and retain the most talented staff, who share these EPIC ideals to effectively implement our global strategies.

PROTEIN SCIENCES SEGMENT

Protein Sciences Segment Products and Markets

The Protein Sciences segment is the larger of our two segments, representing approximately 72% of our net sales in fiscal 2025. It is comprised of two divisions with complementary product offerings serving many of the same customers – the Reagent Solutions division and the Analytical Solutions division.

The Reagent Solutions division consists of specialized proteins, such as cytokines and growth factors, antibodies, small molecules, tissue culture sera and cell selection technologies traditionally used by researchers to further their life science experimental activities and by companies developing next generation diagnostics and therapeutics, including cell- and gene-based therapeutics. We believe we are the world leader in providing high quality proteins, both for research use and under current Good Manufacturing Practices, or cGMP. Key product brands include R&D Systems, Tocris Biosciences and Novus Biologicals. Our combined chemical and biological reagents portfolio provides high quality tools that customers can use in solving complex biological pathways and glean knowledge that may lead to a more complete understanding of biological processes, and, ultimately, to the development of novel therapeutic strategies to address different pathologies. In recent years, we have made several acquisitions and investments that have expanded our product offerings for the cell and gene therapy market. These include a significant investment in state-of-the art facilities for production of both proteins and small molecules in large quantities manufactured in accordance with cGMP, as well as a 19.9% investment in, and eventual acquisition of , Wilson Wolf, a leading provider of cell culture devices for cell-based therapies. Through a collaborative marketing venture with Wilson Wolf and another company, we have leveraged the products we have or are developing to provide a more complete offering for the cell and gene therapy market.

The Analytical Solutions division includes manual and automated protein analysis instruments and immunoassays that are used in quantifying proteins in a variety of biological fluids. Products in this division include traditional manual plate-based immunoassays, fully automated multiplex immunoassays on various instrument platforms, and automated western blotting and isoelectric focusing analysis of complex protein samples. Key product brands include R&D Systems and ProteinSimple. A number of our products have been demonstrated to have the potential to serve as predictive biomarkers and therapeutic targets for a variety of human diseases and conditions including cancer, autoimmunity, diabetes, hypertension, obesity, inflammation, neurological disorders, and kidney failure. Immunoassays can also be useful in clinical diagnostics. In fact, we have received Food and Drug Administration (FDA) marketing clearance for a few of our immunoassays for use as *in vitro* diagnostic devices.

Protein Sciences Segment Customers and Distribution Methods

Our customers for this segment include researchers in academia and industry (chiefly pharmaceutical and biotech companies as well as contract research organizations). This segment also sells to diagnostic/companion diagnostic and therapeutic customers, including those engaged in the development of cell- and gene-based therapies. Our biologics line of products in the Analytical Solutions division is used chiefly by production and quality control departments at biotech and pharmaceutical companies. We sell our products directly to customers who are primarily located in North America, Europe and China, as well as through a distribution agreement with Thermo Fisher Scientific. We also sell through third

party distributors in China, Japan, certain eastern European countries and the rest of the world. Our sales are widely distributed, and no single end-user customer accounted for more than 10% of the Protein Sciences segment's net sales during fiscal 2025, 2024, or 2023.

DIAGNOSTICS AND SPATIAL BIOLOGY SEGMENT

The Diagnostics and Spatial Biology segment, representing approximately 28% of our net revenues in fiscal 2025, includes three divisions and is focused primarily on the diagnostic and research markets and includes spatial biology, liquid biopsy, molecular diagnostics kits and products, and diagnostics reagents.

Diagnostics and Spatial Biology Segment Products

The Spatial Biology division products sold under the Advanced Cell Diagnostics, or ACD, brand, are novel *in-situ* hybridization (ISH) assays for transcriptome, DNA copy, and structural variation analysis within intact cells, providing highly sensitive and specific spatial information at single cell resolution. Since these products preserve spatial context, they are particularly useful for complex tissue profiling. In the first quarter of fiscal 2024, we closed on the acquisition of Lunaphore, a leading developer of fully automated spatial biology solutions using precision microfluidic technology capable of revealing hyperplex proteomic and transcriptomic biomarkers in tumors and other tissues at single-cell and subcellular resolution. Lunaphore's COMET instrument automates ACD's RNAscope assays and utilizies antibodies to enable simultaneous hyperplex detection of protein and RNA biomarkers on the same slide at single-cell resolution.

The Molecular Diagnostics division markets and sells products and services under the Exosome Diagnostics and Asuragen brands. The Exosome Diagnostics brand is based on exosome-based liquid biopsy techniques that analyze genes or their transcripts. It includes the ExoDx Prostate test, which is a urine-based assay for early detection of high-grade prostate cancer used as an aid in deciding the need for biopsy in men with grey-zone prostate specific antigen (PSA) scores. ExoDX Prostate is offered by Exosome Diagnostics as a lab-developed test. We have also licensed exclusively the ExoTRU kidney transplant rejection test to Thermo Fisher Scientific. We also sell products for genetic carrier screening, oncology diagnostics, molecular controls, and research under the Asuragen brand.

The Diagnostic Reagents division consists of regulated products traditionally used as calibrators and controls in the clinical setting. Also included are instrument and process control products for hematology, blood chemistry, blood gases, coagulation controls and reagents used in various diagnostic applications. We often manufacture these reagents on a custom basis, tailored to a customer's specific diagnostic assay technology. We supply these reagents in various formats including liquid, frozen, or in lyophilized form. Most of these products are sold on an Original Equipment Manufacturer (OEM) basis to instrument manufacturers, with most products being FDA-cleared.

Diagnostics and Spatial Biology Segment Customers and Distribution Methods

The customers for the Spatial Biology division include researchers in academia as well as investigators in pharmaceutical and biotech companies. We sell our products directly to those customers who are primarily located in North America, Europe, and China, and through distributors elsewhere. In addition to being useful research tools, our DNA and RNA *in situ* hybridization (ISH) assays have diagnostics applications, and several are cleared or currently under review by the FDA in partnership with diagnostics instrument manufacturers and pharmaceutical companies.

In the United States, we offer the ExosomeDx Prostate test to physicians using our lab-developed non-invasive urine-based assay for prostate cancer detection. Our diagnostic laboratory is certified under and regulated by the State of Massachusetts pursuant to the Clinical Laboratory Improvement Amendments, or CLIA. We reach our customers through physicians prescribing such tests for their patients. This test is also available in Europe as a CE-marked product. The Asuragen-branded products are sold primarily to laboratories for use in lab-developed tests or in kit form as regulated diagnostic tests.

The majority of Diagnostic Reagents Division's sales are through OEM agreements, but we sell some of our diagnostic reagent products directly to customers and, in Europe and Asia, also through distributors.

No customer accounted for 10% or more of the reporting segment's consolidated net sales during fiscal 2025, 2024 or 2023.

MANUFACTURING AND MATERIALS

Our manufacturing operations use a wide variety of raw materials and components, including electronic components, chemicals and biological materials. No single supplier is material, although for some components that require particular specifications or regulatory or other qualifications there may be a single supplier or a limited number of suppliers that can readily provide such components. We utilize a number of techniques to address potential disruption in and other risks relating to our supply chain, which in certain cases includes the use of safety stock, alternative materials, and qualification of multiple supply sources.

The majority of our products are shipped within one day of receipt of the customers' orders, other than our instruments and related cartridges, which are typically shipped within one to two weeks of receipt of an order. There was no significant backlog of orders for our products as of the date of this Annual Report on Form 10-K or as of a comparable date. For additional discussion of risks relating to supply chain and manufacturing, refer to "Item 1A. Risk Factors."

COMPETITION

Although our segments both generally operate in highly competitive markets, it is difficult to determine our competitive position, either in the aggregate or by segment, since none of our competitors offer all of the same product and service lines or serve all of the same markets as the Company, or any of its segments, does. Because of the range of the products and services we sell, we encounter a wide variety of competitors, including a number of large, global companies or divisions of such companies with substantial capabilities and resources, as well a number of smaller, niche competitors with specialized product offerings. We have seen increased competition in a number of our markets as a result of the entry of new companies into certain markets, the entry of competitors based in low-cost manufacturing locations, and increasing consolidation in particular markets. The number of competitors varies by product line. Key competitive factors vary among the Company's businesses, but include the specific factors noted above with respect to each particular business and typically also include price, quality and safety, performance, delivery speed, application expertise, service and support, technology and innovation, distribution network, breadth of product, service and software offerings, and brand name recognition. We believe our competitive position is strong due to the unique aspects of many of our products and our product quality. For a discussion of risks related to competition, refer to "Item 1A. Risk Factors."

SEASONALITY OF BUSINESS

Bio-Techne believes there is some seasonality as a result of vacation and academic schedules of its worldwide customer base, particularly for the Protein Sciences segment.

There is also some seasonality for the ExosomeDx Prostate test, as patients tend to avoid scheduling medical appointments during the summer and other holidays. A majority of Diagnostics Reagents division products are manufactured in large bulk lots and sold on a schedule set by the customer. Consequently, sales for that division can be unpredictable, and not necessarily based on seasonality. As a result, we can experience material and sometimes unpredictable fluctuations in our revenue from the Diagnostics and Spatial Biology segment.

GOVERNMENT CONTRACTS

Although the Company transacts business with various government entities, no government contract is of such magnitude that renegotiation of profits or termination of the contract at the election of the government entity would have a material adverse effect on the Company's financial results. As a party to these contracts, Bio-Techne does have to comply with certain regulations that apply to companies doing business with governments. For a discussion of risks related to government contracting requirements, see "Item 1A. Risk Factors."

NEW PRODUCTS AND RESEARCH AND DEVELOPMENT

We believe that our future success depends, to a large extent, on our ability to keep pace with changing technologies and market needs. Bio-Techne is engaged in continuous research and development in all of our major product lines. We also carry out research to develop new products that build upon and expand the technologies we acquire through our acquisition strategy. In fiscal 2025, we introduced over 400 new products. While this is an area of focus for the Company, there is no

assurance that any of the products in the research and development phases can be successfully completed or, if completed, can be successfully introduced into the marketplace.

HUMAN CAPITAL

Through its subsidiaries, Bio-Techne employed approximately 3,100 full-time and part-time employees as of June 30, 2025, of whom approximately 2,300 were employed in the United States and approximately 800 outside the United States. None of the United States employees are unionized. Outside the United States, the Company has government-mandated collective bargaining arrangements or work councils in certain countries.

Bio-Techne is committed to attracting, developing, engaging, and retaining the best people possible from around the world to sustain and grow our leadership position in life sciences tools and diagnostics. We strive to create an employee experience that allows each to achieve their full potential. This is demonstrated by our EPIC values of Empowerment, Passion, Innovation and Collaboration. We continuously build on our people-first culture, led by uncompromising integrity, hosting a place of belonging, granting access to innovation and respecting human rights around the globe.

Our people strategy spans multiple key dimensions, including the following:

Culture and Governance

Our four EPIC values of Empowerment, Passion, Innovation and Collaboration are the backbone for the way we approach the leadership and direction of our work force. Employees are empowered to realize their potential. Our culture supports and encourages a collaborative approach to working with each other and with our customers. We encourage innovation to continually improve our products, services and processes, and our passions for science and the missions of our customers are our guiding lights.

Our EPIC values are embedded in our culture and practices. To further amplify our desired behaviors, we have an annual employee recognition program in which we ask for nominations and recognize winning individuals and teams across our business who have best demonstrated our EPIC values.

Bio-Techne's Board of Directors reviews management succession planning at least annually, and its Compensation Committee reviews the Company's people strategy periodically in connection with significant initiatives and acquisitions, as well as part of its oversight of our executive and equity compensation programs. At the management level, our Chief Human Resources Officer, who reports directly to our President and CEO, is responsible for the development and execution of the Company's people strategy.

Engagement and Belonging

Our engagement strategy focuses on developing the best workplace and best people leaders to meet our employees' needs. We believe that strong employee engagement helps enable higher retention and better business performance. We assess our engagement performance through regular consultation with our managers. We also engage more formally via an annual engagement survey that assesses our employees' overall experience. In 2025, two-thirds of our global workforce participated, and 75% of those who responded provided favorable feedback. While these responses were positive, our management used the responses to inform and shape our future employee-focused initiatives. These initiatives in the past have resulted in changes in programs and policies, including expansion of our management and leadership development programs, expansion of a parental leave program, introduction of flexible working, addition of an internal communications function, leadership engagement focused on transparency and stronger feedback follow-up, and expansion of the breadth and resources of our Employee Resource Groups (ERGs). In fiscal 2025, we empowered work/life integration through hybrid work models wherever feasible, continued to cultivate belonging and inclusion, and paved the path for career growth through the personalized development and individual action plans.

We believe a culture of belonging is central to drive innovation, fuel growth and help ensure our technologies and products effectively serve a global customer base. The Company's executive-sponsored Belonging initiative is focused on providing a welcoming working environment for all employees, continued education, broadening our candidate pools, and implementing and sustaining programs. Under the guidance of our executive-sponsored Employee Resource Group

Council, ERGs offer mentorship, support and engagement to help our employees succeed and thrive. As of June 30, 2025, we had 11 ERGs operating globally.

As of June 30, 2025, 48% of our total employee population was female, and 43% of our managerial employees were female. 39% of our total employee population identified as nonwhite and 28% of our managerial employees identified as nonwhite.

Recruitment and Retention

Bio-Techne believes that sustaining its profitable growth will require a continued focus on recruiting and retaining top talent. We engage in a variety of recruiting strategies intended to locate and identify qualified candidates and create a talent pipeline. The Company offers competitive pay and benefits, from flexible work to financial planning resources to an employee stock purchase plan. In recent years, we bolstered our recruitment and retention efforts by expanding eligibility to receive stock options deeper into the organization and expanded our Long-Term Incentive program strategy to include a combination of stock options and restricted stock units. Bio-Techne continues to offer a referral bonus with the understanding that this is one of our most successful sourcing methods.

In addition to pay and benefits, Bio-Techne believes that the ability to retain employees requires an environment where they can work productively and where there are opportunities to grow and advance. The Company therefore seeks to cultivate a culture of empowerment and collaboration, where employees can observe the impact of their efforts, and where they see opportunities both laterally and vertically.

The last fiscal year continued to see considerable employee mobility across all industries, including the biotechnology industry, but we nonetheless significantly reduced our attrition rate to maintain durable stability across our enterprise. We believe that Bio-Techne's sustained efforts on recruitment and retention will fortify our resilience in the face of increased employee mobility and economic challenges.

Talent Development and Learning and Development

Bio-Techne invests in people development in the belief that growing and promoting employees from within the Company creates a more sustainable organization. High potential employees are identified through our annual talent review process, as well as through leadership development programs designed to cultivate future leaders. Employees identified as high potential are elevated to the attention of senior management for consideration for additional development, growth opportunities, and career advancement.

Our global Learning and Development program delivers a wide range of initiatives including a validated suite of compliance training, and soft, technical, business, interpersonal and career skills. Bio-Techne also encourages and supports employees who wish to supplement their growth through external training and education. As a company that regularly acquires other businesses, we believe it is important for employees to be trained in the skills and mindsets that enable them to respond positively to change. This initiative allows individuals to deal with change more easily and reduces the need to run large scale change management programs.

Well-Being and Safety

The Company is committed to protecting the physical health, safety, and psychological well-being of our employees by providing a safe work environment and permitting hybrid work schedules wherever feasible. We actively monitor and adjust our crisis management plan and response protocol to protect our employees. Bio-Techne trains all employees on foundational safety principles and requires more rigorous safety and hazard awareness training where appropriate based on function, role, or team. At Bio-Techne, all employees are empowered and encouraged to maintain and create a safe workplace. In addition, we offer internal and external resources to provide for the psychological and emotional security of employees, including employee resource programs, mental health benefit coverage, and flexible work for many roles.

Community

The Company believes in giving back and in supporting the local communities in which we live and work. The Company and its employees donate financially and by giving their time and energy. Most sites or departments engage in local

charitable causes and activities. In some of our sites, employees are encouraged to give through regular payroll deductions and through the annual campaign week where employee contributions are matched by the Company. In addition, United States employees receive a paid day off to participate in local opportunities to give back to the community as part of our volunteer time off benefit.

INTELLECTUAL PROPERTY

Our success depends in part upon our ability to protect our core technologies and intellectual property. To accomplish this, we rely on a combination of intellectual property rights, including patents, trade secrets and trademarks, as well as customary contractual protections in our terms and conditions and other sales-related documentation.

As of June 30, 2025, we had rights to approximately 1,340 granted patents and approximately 270 pending patent applications. Products in the Analytical Solutions and the Spatial Biology divisions are protected primarily through pending patent applications and issued patents. In addition, certain of our products are covered by licenses from third parties to supplement our own patent portfolio. Patent protection, if granted, generally has a life of 20 years from the date of the patent application or patent grant. We cannot provide assurance that any of our pending patent applications will result in the grant of a patent, whether the examination process will require us to narrow our claims, and whether our claims will provide adequate coverage of our competitors' products or services.

In addition to pursuing patents on our products, we also preserve much of our innovation as trade secrets, particularly in the Reagent Solutions division of our Protein Sciences segment. Where appropriate, we use trademarks or registered trademarks in connection with our products. We have taken steps to protect our intellectual property and proprietary technology, in part by entering into confidentiality agreements and intellectual property assignment agreements with our employees, consultants, corporate partners and, when needed, our advisors. See the description of risks associated with the Company's intellectual property in "Item 1A. Risk Factors."

We can give no assurance that Bio-Techne's products do not infringe upon patents or proprietary rights owned or claimed by others. Bio-Techne has not conducted a patent infringement study for each of its products. Where we have been contacted by patent holders with certain intellectual property rights, Bio-Techne typically has entered into licensing agreements with patent holders under which it has the exclusive and/or non-exclusive right to use patented technology as well as the right to manufacture and sell certain patented products to the research and/or diagnostics markets.

All trademarks, trade names, product names, graphics, and logos of Bio-Techne contained herein are trademarks and registered trademarks of Bio-Techne or its subsidiaries, as applicable, in the United States and/or other countries. Solely for convenience, we may refer to trademarks in this Annual Report on Form 10-K without the ™ or ® symbols. Such references are not intended to indicate that we will not assert our full rights to our trademarks.

LAWS AND REGULATIONS

Our operations, and some of the products we offer, are subject to a number of complex laws and regulations governing the production, marketing, handling, transportation, and distribution of our products and services. The following sections describe certain significant regulations pertinent to the Company. These are not the only laws and regulations applicable to the Company's business. For a description of risks related to laws and regulations to which we are subject, refer to "Item 1A. Risk Factors."

Medical Device Regulations

A number of our products are classified as medical devices and are subject to restrictions under domestic and foreign laws, rules, regulations, self-regulatory codes and orders, including but not limited to the U.S. Food, Drug and Cosmetic Act (the "FDCA"). The FDCA requires these products, when sold in the United States, to be safe and effective for their intended uses and to comply with the regulations administered by the U.S. Food and Drug Administration ("FDA"). The FDA regulates the design, development, testing, manufacture, advertising, labeling, packaging, marketing, distribution, import and export and record keeping for such products. Many medical device products are also regulated by comparable agencies in non-U.S. countries in which they are produced or sold.

Any medical devices we manufacture and distribute are subject to pervasive and continuing regulation by the FDA and certain state and non-U.S. agencies. As a medical device manufacturer, our manufacturing facilities are subject to inspection on a routine basis by the FDA. We are required to adhere to the Current Good Manufacturing Practices ("cGMP") requirements, as set forth in the Quality Systems Regulation ("QSR"), which require manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all phases of the design and manufacturing process.

We must also comply with post-market surveillance regulations, including medical device reporting ("MDR"), requirements which require that we review and report to the FDA any incident in which our products may have caused or contributed to a death or serious injury. We must also report any incident in which our product has malfunctioned if that malfunction would likely cause or contribute to a death or serious injury it if were to recur.

Labeling and promotional activities are subject to scrutiny by the FDA and, in certain circumstances, by the Federal Trade Commission. Medical devices approved or cleared by the FDA may not be promoted for unapproved or uncleared uses, otherwise known as "off-label" promotion. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses.

In the European Union ("EU"), our products are subject to the medical device laws of the various member states, which are currently based on a Directive of the European Commission. Additionally, the EU has adopted the In Vitro Diagnostic Regulation (the "EU IVDR"), which imposes stricter requirements for the marketing and sale of in vitro diagnostic medical devices, including in the area of clinical evaluation requirements, quality systems and post-market surveillance. Manufacturers of in vitro diagnostics medical devices that have been marketed and sold under the prior regulatory regime now have to comply with some of the new EU IVDR requirements, while the effective date of other requirements have been delayed. Complying with EU IVDR may require material modifications to our quality management systems, additional resources in certain functions, updates to technical files and additional clinical data in some cases, among other changes.

One of our products under our Exosome Diagnostics brand is offered as a test by a certified laboratory under CLIA. Our Asuragen business also maintains a CLIA certification. Consequently, we must comply with state licensing regulations applicable to laboratories regulated under CLIA, governing laboratory practices and procedures.

Other Healthcare Laws

Some of the products and services we sell, predominantly in our Diagnostics and Spatial Biology segment, are subject to various health care related laws regulating fraud and abuse, research and development, pricing and sales and marketing practices, and the privacy and security of health information, including, among others:

- U.S. federal regulations regarding quality and cost by the U.S. Department of Health and Human Services ("HHS"), including the Centers for Medicare & Medicaid Services ("CMS"), as well as comparable state and non-U.S. agencies responsible for reimbursement and regulation of healthcare goods and services, including laws and regulations related to kickbacks, false claims, self-referrals and healthcare fraud.

- U.S. Federal Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration (including any kickback or bribe), directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing or arranging for a good or service, for which payment may be made in whole or in part under a federal health care program, such as Medicare or Medicaid.

- Comparable laws and regulations similar to, and in some cases more stringent than, the U.S. federal regulations discussed above and below, including the UK Bribery Act and similar anti-bribery laws.

- The Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), which prohibits knowingly and willfully (1) executing, or attempting to execute, a scheme to defraud any health care benefit program, including private payors, or (2) falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for health care benefits, items or services. In addition, HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, also restricts the use and disclosure of patient identifiable health information,

mandates the adoption of standards relating to the privacy and security of patient identifiable health information and requires the reporting of certain security breaches with respect to such information.

- The False Claims Act, which imposes liability on any person or entity that, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment by a federal health care program, knowingly makes, uses or causes to be made or used, a false record or statement material to a false or fraudulent claim, or knowingly makes a false statement to avoid, decrease or conceal an obligation to pay money to the U.S. federal government.

- The Open Payments Act requires manufacturers of medical devices covered under Medicare to, in certain circumstances, record payments and other transfers of value to a broad range of healthcare providers and teaching hospitals and to report this data as well as ownership and investment interests held by the physicians described above and their immediate family members to HHS for subsequent public disclosure, as well as similar reporting requirements in some states and in other countries.

For a discussion of risks related to regulation by the FDA and comparable agencies of other countries, and the other regulatory regimes referenced above, please refer to section entitled "Item 1A. Risk Factors."

Data Privacy and Security Laws

As a global organization, we are subject to data privacy and security laws, regulations, and customer-imposed controls in numerous jurisdictions as a result of having access to and processing confidential, personal and/or sensitive data in the course of our business. In addition to the U.S. HIPAA privacy and security rules mentioned above, which impact some parts of our business, individual states also regulate data breach and security requirements, and multiple governmental bodies assert authority over aspects of the protection of personal privacy. In particular, a broad privacy law in California, the California Consumer Privacy Act ("CCPA"), came into effect in January 2020. The CCPA has some of the same features as the GDPR (discussed below) and has already prompted several other states to follow with similar laws. The EU General Data Protection Regulation that became effective in May 2018 ("GDPR") has imposed significantly stricter requirements in how we collect, transmit, process, and retain personal data, including, among other things, in certain circumstances a requirement for almost immediate notice of data breaches to supervisory authorities and prompt notice to data subjects with significant fines for non-compliance. Several other countries in which we do business have passed, and other countries are considering passing, laws that require personal data relating to their citizens to be maintained on local servers and impose additional data transfer restrictions. For a discussion of risks related to improper disclosure of private information particularly as a result of cyber security incidents, please refer to section entitled "Item 1A. Risk Factors."

Environmental Health and Safety Laws

We are also subject to various environmental health and safety laws and regulations both within and outside the U.S. Like other companies in our industry, our manufacturing and research activities involve the use and transportation of substances regulated under environmental health and safety laws including those relating to the transportation of hazardous materials.

Other Laws and Regulations Governing Our Sales, Marketing and Shipping Activities

We are subject to the U.S. Foreign Corrupt Practices Act and various other similar anti-corruption and anti-bribery acts, which are particularly relevant to our operations in countries where the customers are government entities or are controlled by government officials. Both directly and indirectly through our distributors, we must comply with such laws when interacting with those entities.

As Bio-Techne's businesses also include export and import activities, we are subject to pertinent laws enforced by the U.S. Departments of Commerce, State and Treasury. Other nations' governments have implemented similar export/import control and economic sanction regulations, which may affect the Company's operations or transactions subject to their jurisdictions.

In addition, under U.S. laws and regulations, U.S. companies and their subsidiaries and affiliates outside the United States are prohibited from participating or agreeing to participate in unsanctioned foreign boycotts in connection with certain business activities, including the sale, purchase, transfer, shipping or financing of goods or services within the United States or between the United States and countries outside of the United States. If we, or certain third parties through which we sell or provide goods or services, violate anti-boycott laws and regulations, we may be subject to civil or criminal enforcement action and varying degrees of liability.

We are subject to laws and regulations governing government contracts, and failure to address these laws and regulations or comply with government contracts could cause a reduction in revenue associated with these customers. We have agreements relating to the sale of our products to government entities and, as a result, we are subject to various statutes and regulations that apply to companies doing business with the government. We are also subject to investigation for compliance with the regulations governing government contracts. A failure to comply with these regulations could result in suspension of these contracts, criminal, civil and administrative penalties or debarment.

For a discussion of risks related to the above-referenced regulations, particularly with respect to our international operations, please refer to section entitled "Item 1A. Risk Factors."

INVESTOR INFORMATION

We are subject to the information requirements of the Securities Exchange Act of 1934 (the Exchange Act). Therefore, we file periodic reports, proxy statements, and other information with the Securities and Exchange Commission (SEC). The SEC maintains an internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically.

Financial and other information about us is available on our web site (https://investors.bio-techne.com/). We make available on our web site copies of our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13 or 15(d) of the Exchange Act as soon as reasonably practicable after filing such material electronically or otherwise furnishing it to the SEC.

EXECUTIVE OFFICERS OF THE REGISTRANT

As of the date of this Annual Report, the names, ages, positions and periods of service of each executive officer of the Company are as follows:

Name	Age	Position	Officer Since
Kim Kelderman	58	President, Chief Executive Officer and Director	2018
James Hippel	54	Executive Vice President and Chief Financial Officer	2014
William Geist	56	President, Protein Sciences	2022
Matthew McManus	56	President, Diagnostics and Spatial Biology	2024
Shane Bohnen	50	Senior Vice President, General Counsel & Corp. Secretary	2023

Set forth below is information regarding the business experience of each executive officer. There are no family relationships among any of the officers named, nor is there any arrangement or understanding pursuant to which any person was selected as an officer.

Kim Kelderman was promoted to President and Chief Executive Officer of the Company on February 1, 2024 and has been an executive officer of the Company since joining the Company in 2018. Prior to joining the Company, he served as an executive at Thermo Fisher Scientific and as a Senior Segment Leader at Becton Dickinson.

James Hippel has been Chief Financial Officer of the Company since April 1, 2014. Prior to joining the Company, Mr. Hippel served as Senior Vice President and Chief Financial Officer for Mirion Technologies, Inc and as Vice President, Finance at Thermo Fisher Scientific, and in financial roles at Honeywell International. Mr. Hippel started his career with KPMG LLP.

Matthew McManus joined Bio-Techne on January 8, 2024 as President, Diagnostics and Spatial Biology. Prior to Bio-Techne, Mr. McManus most recently served as Chief Operating Officer for Azenta Life Sciences and served as Chief Executive Officer of Asuragen prior to the Bio-Techne acquisition.

William Geist has been President of the Protein Sciences segment since January 3, 2022. Prior to Bio-Techne, Mr. Geist most recently served as Chief Operating Officer for Quanterix, and before that in senior management roles at Thermo Fisher Scientific and QuantaBiosciences, a QIAGEN company.

Shane Bohnen was promoted to General Counsel and Corporate Secretary on March 3, 2023, and has been an attorney on the Company's legal team since July 2019. Prior to joining Bio-Techne, Mr. Bohnen spent 10 years in private practice as a life sciences litigator, followed by seven years as in-house corporate counsel with an expansive breadth of responsibility and global scope.

ITEM 1A. RISK FACTORS

Set forth below are risks and uncertainties we believe are material to our investors. You should refer to the explanation of the qualifications and limitations on forward-looking statements in the section titled Information Relating to Forward-Looking Statements *at the beginning of this Annual Report on Form 10-K.*

Economic and Industry Risks

Conditions in the global economy, the particular markets we serve and the financial markets, whether brought about by material global crises or other factors, may adversely affect our business and financial results.

Our business is sensitive to global economic conditions. Slower economic growth in the domestic or international markets, inflation, recession, volatility in the credit and currency markets, high levels of unemployment or underemployment, labor availability constraints, public health crises, changes or anticipation of potential changes in government trade, fiscal, tax or monetary policies, government budget dynamics (particularly in the healthcare and scientific research areas), and other challenges in the global economy have in the past adversely affected, and may in the future adversely affect, the Company and its distributors, customers, and suppliers.

Without limiting the foregoing, we have experienced and/or may in the future experience:

- adverse impacts on customer orders and purchases and unpredictable reductions in demand for many of our products;

- constraints on the movement of our products through the supply chain, which can disrupt our ability to produce or deliver our products;

- adverse impacts on our collections of accounts receivable, including delays in collections and increases in uncollectible receivables, as well as the risk of excess or obsolete inventory;

- price increases in our raw materials and capital equipment, as well as increasing price competition in our markets;

- adverse impacts on our workforce and/or key employees;

- increased risk that counterparties to our contractual arrangements will become insolvent or otherwise unable to fulfill their contractual obligations which, in addition to increasing the risks identified above, could result in preference actions against us; and

- adverse impact to the sizes and growth rates of the markets we serve.

If growth in the global economy or in any of the markets we serve slows for a significant period, if there is significant deterioration in the global economy or such markets or if improvements in the global economy do not benefit the markets we serve, our business and financial results can be adversely affected.

International political, compliance and business factors, including the military conflict in Ukraine, Israel's conflict in Gaza, and trade tensions between the U.S. and China, can negatively impact our operations and financial results.

We engage in business globally, with approximately 44% of our sales revenue in fiscal 2025 coming from outside the U.S. Changes, potential changes or uncertainties in social, political, regulatory, and economic conditions or laws and policies governing foreign trade, manufacturing, and development and investment in the territories and countries where we or our customers operate, or governing the health care system, can adversely affect our business and financial results. For example, Congress and the U.S. administration have sought to impose changes to healthcare in the United States, including government negotiation/regulation of drug prices paid by government programs. Such impacts could negatively impact certain markets we serve, resulting in an adverse impact on our sales revenue.

Political and military conflicts may disrupt our business or negatively impact global economic or business conditions. For example, Russia's military invasion of Ukraine, and the response by the US and European countries to that invasion, have caused severe political, humanitarian and economic crises, not only in Europe but globally. Restrictions on trade, particularly involving certain foods and energy supplies, have increased prices, led to widespread inflation and otherwise aggravated economic challenges. While we have not historically had significant business in either Russia, Ukraine, or Israel, the broader impact of the conflict could negatively impact our operations and financial results.

One of our strategies is to expand geographically, particularly in China, India and in developing countries, both through distribution and through direct operations. This subjects us to a number of risks, including international economic, political, and labor conditions; currency fluctuations; tax laws (including U.S. taxes on foreign subsidiaries); increased financial accounting and reporting burdens and complexities; unexpected changes in, or impositions of, legislative or regulatory requirements; failure of laws to protect intellectual property rights adequately; inadequate local infrastructure and difficulties in managing and staffing international operations; delays resulting from difficulty in obtaining export licenses for certain technology; tariffs, quotas and other trade barriers and restrictions; transportation delays; operating in locations with a higher incidence of corruption and fraudulent business practices; and other factors beyond our control, including terrorism, war, natural disasters, climate change and diseases. In addition, geopolitical tensions with these countries could exacerbate these risks.

The application of laws and regulations impacting global transactions is often unclear and may at times conflict. Compliance with these laws and regulations may involve significant costs or require changes in our business practices that result in reduced revenue and profitability. Non-compliance could also result in fines, damages, criminal sanctions, prohibited business conduct, and damage to our reputation. We incur additional legal compliance costs associated with our global operations and could become subject to legal penalties in foreign countries if we do not comply with local laws and regulations, which may be substantially different from those in the U.S.

We continue to expand our operations in countries with developing economies, where it may be common to engage in business practices that are prohibited by U.S. regulations applicable to the Company, such as the Foreign Corrupt Practices Act. Although we implement policies and procedures designed to ensure compliance with these laws, there can be no assurance that all of our employees, contractors, and agents, as well as those companies to which we outsource certain aspects of our business operations, including those based in foreign countries where practices which violate such U.S. laws may be customary, will comply with our internal policies. Any such non-compliance, even if prohibited by our internal policies, could have an adverse effect on our business and result in significant fines or penalties.

The healthcare and life sciences industries that we serve face constant pressures and changes in an effort to reduce healthcare costs or increase their predictability, all of which may adversely affect our business and financial results.

Our Protein Sciences segment products are sold primarily to research scientists at pharmaceutical and biotechnology companies and at university and government research institutions. Research and development spending by our customers and the availability of government research funding can fluctuate due to changes in available resources, mergers of pharmaceutical and biotechnology companies, spending priorities, general economic conditions and institutional and governmental budgetary policies.

Our Diagnostics and Spatial Biology segment products include applications in the medical diagnostics market, which relies largely on government healthcare-related policies and funding. Changes in government reimbursement for certain diagnostic tests or reductions in overall healthcare spending could negatively impact us directly or our customers and, correspondingly, our sales to them. For example, our Exosome Diagnostics business develops and sells novel exosome-based diagnostic tests. While we received public payer coverage for certain indications, we have also sought expanded coverage from public payors as well as coverage decisions regarding reimbursement from additional private payers. The process and timeline for obtaining coverage decisions is uncertain and difficult to predict, and reimbursement reductions due to changes in policy regarding coverage of tests or other requirements for payment (such as prior authorization, diagnosis code and other claims edits, or a physician or qualified practitioner's signature on test requisitions) may be implemented from time to time. Additionally, the U.S. government's plans to manage prescription drug prices, as well as its recently announced intention to regulate lab developed tests, may impact the customers and industries we serve by increasing the cost of commercializing and/or limiting the profitability of commercialized products. Payor actions and changes may have a material adverse effect on revenue and earnings associated with our diagnostics products and services.

Acquisition and Investment Risks

Our inability to complete acquisitions at our historical rate and at appropriate prices, and to make appropriate investments that support our long-term strategy, could negatively impact our growth rate and stock price.

One of our key strategies is growth through acquisition of other businesses and assets. Our ability to grow revenues, earnings and cash flow at or above our historic rates depends in part upon our ability to identify and successfully acquire and integrate businesses at appropriate prices and realize anticipated synergies, and to make appropriate investments that support our long-term strategy. We may not be able to consummate acquisitions at rates similar to the past, which could adversely impact our growth rate and our stock price. Promising acquisitions and investments are difficult to identify and complete for a number of reasons, including high valuations, competition among prospective buyers or investors, the availability of affordable funding in the capital markets and the need to satisfy applicable closing conditions and obtain applicable antitrust and other regulatory approvals on acceptable terms. Changes in accounting or regulatory requirements or instability in the credit markets could also adversely impact our ability to consummate acquisitions and investments.

Our acquisition of businesses, investments, joint ventures and other strategic relationships, if not properly implemented or integrated, could negatively impact our business and financial results.

As part of our business strategy, we acquire businesses, make investments and enter into joint ventures and other strategic relationships in the ordinary course of business, and we also from time to time complete more significant transactions. At the beginning of this fiscal year, we invested in Spear Bio and at the beginning of fiscal year 2024 we completed the acquisition of Lunaphore, a leading developer of fully automated spatial biology solutions. Bio-Techne also obtained a 19.9% ownership stake in Wilson Wolf and will acquire the remaining ownership no later than the end of calendar year 2027. We have also continued participating in our collaborative marketing venture, ScaleReady LLC, with Wilson Wolf and another partner, which addresses the needs of the rapidly expanding cell and gene therapy market. While we believe these business ventures will advance our business strategies and support our growth plans, we may not be successful in managing or integrating them into our Company. Acquisitions, investments, joint ventures and strategic relationships involve a number of additional financial, accounting, managerial, operational, legal, compliance and other risks and challenges, including but not limited to the following, any of which could adversely affect our business and our financial results:

- businesses, technologies, services and products that we acquire or invest in sometimes under-perform relative to our expectations and the price that we paid, fail to perform in accordance with our anticipated timetable or fail to achieve and/or sustain profitability;

- we from time to time incur or assume debt in connection with our acquisitions and investments, which can result in increased borrowing costs and interest expense and diminish our future access to the capital markets;

- acquisitions, investments, joint ventures or strategic relationships can cause our financial results to differ from our own or the investment community's expectations in any given period, or over the long-term;

- acquisitions, investments, joint ventures or strategic relationships can create demands on our management, operational resources and financial and internal control systems that we may be unable to effectively address;

- we can experience difficulty in integrating cultures, personnel, operations and financial and other controls and systems and retaining key employees and customers;

- we may be unable to achieve cost savings or other synergies anticipated in connection with an acquisition, investment, joint venture or strategic relationship;

- we have assumed and may assume unknown liabilities, known contingent liabilities that become realized, known liabilities that prove greater than anticipated, internal control deficiencies or exposure to regulatory sanctions resulting from the acquired company's or investee's activities and the realization of any of these liabilities or deficiencies can increase our expenses, adversely affect our financial position or cause us to fail to meet our public financial reporting obligations;

- in connection with acquisitions and joint ventures, we often enter into post-closing financial arrangements such as purchase price adjustments, earn-out obligations and indemnification obligations, which can have unpredictable financial results; and

- investing in or making loans to early-stage companies often entails a high degree of risk, and we may not always achieve the strategic, technological, financial or commercial benefits we anticipate; we may lose our investment or fail to recoup our loan; or our investment may be illiquid for a greater-than-expected period of time.

We may be required to record a significant charge to earnings if our goodwill and other amortizable intangible assets or other investments become impaired, which could negatively impact our financial results or stock price.

We are required under generally accepted accounting principles to test goodwill for impairment at least annually and to review our goodwill, amortizable intangible assets, and other assets acquired through merger and acquisition activity for impairment when events or changes in circumstance indicate the carrying value may not be recoverable. Factors that could lead to impairment of goodwill, amortizable intangible assets, and other assets acquired via acquisitions include significant adverse changes in the business climate and actual or projected operating results (affecting our Company as a whole or affecting any particular segment) and declines in the financial condition of our business. We may be required in the future to record additional charges to earnings if our goodwill, amortizable intangible assets or other investments become impaired. Any such charge would adversely impact our financial results.

In addition, the Company's expansion strategies include collaborations and investments in joint ventures and companies developing new products related to the Company's business. These strategies carry risks that objectives will not be achieved and future earnings will be adversely affected.

<u>Strategic and Operational Risks</u>

Our success will be dependent on recruiting and retaining highly qualified and diverse personnel and creating and maintaining a culture that successfully integrates the employees joining through acquisitions.

Recruiting and retaining qualified scientific, production, sales and marketing, and management personnel representing diverse backgrounds, experiences and skill sets are critical to our success. The market for highly skilled workers and leaders in our businesses, particularly in the areas of science and technology, is extremely competitive. While retention improved in fiscal 2025, a number of our businesses and departments continued to face recruitment and retention challenges, and faced labor availability constraints and inflationary costs. Our growth by acquisition also creates challenges in retaining employees. As we integrate past and future acquisitions and evolve our corporate culture to incorporate new workforces, some employees may not find such integration or cultural changes appealing. The failure to attract and retain such personnel could adversely affect our business.

Our growth depends in part on the timely development and commercialization of new and enhanced products and services that meet our customers' needs. Our growth can also be negatively impacted if our customers do not grow as anticipated.

We generally sell our products and services in industries that are characterized by rapid technological change, frequent new product introductions and new market entrants and competitors. If we do not develop innovative new and enhanced products and services on a timely basis, our offerings will become obsolete over time and our business and financial results will suffer. Our success will depend on several factors, including our ability to:

- correctly identify and/or predict customer needs and preferences;

- allocate our research funding to products with higher growth prospects;

- anticipate and respond to our competitors' development of new products and technological innovations;

- differentiate our offerings from our competitors' offerings and avoid our products from becoming commodities;

- innovate and develop new technologies and applications, and acquire or obtain rights to third-party technologies that may have valuable applications in the markets we serve;

- obtain adequate intellectual property rights with respect to key technologies;

- successfully commercialize new technologies in a timely manner, price them competitively and cost-effectively manufacture and deliver sufficient volumes of new products of appropriate quality on time;

- obtain necessary regulatory approvals of appropriate scope (including with respect to certain diagnostic medical device products by demonstrating satisfactory clinical results where applicable, as well as achieving third-party reimbursement); and

- stimulate customer demand for and convince customers to adopt new technologies.

If we fail to accurately predict future customer needs and preferences or fail to produce viable technologies, we may invest heavily in research and development of products that do not lead to significant revenue, which would adversely affect our business and financial results. Even when we successfully innovate and develop new and enhanced products, we often incur substantial costs in doing so, and our profitability may suffer.

We face intense competition, and if we are unable to compete effectively, we may experience decreased demand and decreased market share or need to reduce prices to remain competitive.

We face intense competition across most of our product lines. Competitors include companies ranging from start-up companies, which may be able to more quickly respond to customers' needs, to large multinational companies, which may have greater financial, marketing, operational, and research and development resources than us. In addition, consolidation trends in the pharmaceutical, biotechnology and diagnostics industries have served to create fewer customer accounts and to concentrate purchasing decisions for some customers, resulting in increased pricing pressure on us. Moreover, customers may believe that consolidated businesses are better able to compete as sole source vendors, and therefore prefer to purchase from such businesses. The entry into the market by manufacturers in countries in Asia and other low-cost manufacturing locations is also creating increased pricing and competitive pressures, particularly in developing markets. In order to compete effectively, we must retain longstanding relationships with major customers and continue to grow our business by establishing relationships with new customers, continually developing new products and services to maintain and expand our brand recognition and leadership position in various product and service categories and penetrating new markets, including high-growth markets. Our ability to compete can also be impacted by changing customer preferences and requirements (for example increased demand for more environmentally-friendly products and supplier practices). Our failure to compete effectively and/or pricing pressures resulting from competition may adversely impact our business and financial results, and our expansion into new markets may result in greater-than-expected risks, liabilities and expenses.

A significant disruption in, or breach of security of, our information technology systems or data, or violation of data privacy laws, could result in damage to our reputation, data integrity and/or subject us to costs, fines, or lawsuits under data privacy or other laws or contractual requirements.

The integrity and protection of our own data, and that of our customers and employees, is critical to our business. We rely on information technology systems, some of which are provided and/or managed by third parties, to process, transmit and store electronic information (including sensitive data such as confidential business information and personally identifiable data relating to employees, customers, other business partners and patients), and to manage or support a variety of critical business processes and activities (such as receiving and fulfilling orders, billing, collecting and making payments, shipping products, providing services and support to customers and fulfilling contractual obligations). These systems, products and services (including those we acquire through business acquisitions) can be damaged, disrupted or shut down due to attacks by computer hackers, computer viruses, ransomware, human error or malfeasance, power outages, hardware failures, telecommunication or utility failures, catastrophes or other unforeseen events, and in any such circumstances our system redundancy and other disaster recovery planning may be ineffective or inadequate. Attacks can also target hardware, software and information installed, stored or transmitted in our products after such products have been purchased and incorporated into third-party products, facilities or infrastructure. Security breaches of systems provided or enabled by us, regardless of whether the breach is attributable to a vulnerability in our products or services, or security breaches of third party systems we rely on to process, store or transmit electronic information, can result in the misappropriation, destruction or unauthorized disclosure of confidential information or personal data belonging to us or to our employees, partners, customers, patients or suppliers. These attacks, breaches, misappropriations and other disruptions and damage can interrupt our operations or the operations of our customers and partners, delay production and shipments, result in theft of our and our customers' intellectual property and trade secrets, result in disclosure of personally identifiable information, damage customer, patient, business partner and employee relationships and our reputation and result in defective products or services, legal claims and proceedings, liability and penalties under privacy laws and increased costs for security and remediation, in each case resulting in an adverse effect on our business and financial results.

In addition, our information technology systems require an ongoing commitment of significant resources to maintain and enhance existing systems and develop or integrate new systems to keep pace with continuing changes in information processing technology, evolving legal and regulatory standards, evolving customer expectations, changes in the techniques used to obtain unauthorized access to data and information systems, and the information technology needs associated with our changing products and services. There can be no assurance that we will be able to successfully maintain, enhance and upgrade our systems as necessary to effectively address these requirements.

If we are unable to maintain reliable information technology systems or appropriate controls with respect to global data privacy and security requirements and prevent data breaches, we may suffer regulatory consequences in addition to business consequences. As a global organization, we are subject to data privacy and security laws, regulations, and customer-imposed controls in numerous jurisdictions as a result of having access to and processing confidential, personal and/or sensitive data in the course of our business. For example, in the United States, a small number of our businesses are subject to HIPAA. Entities that violate HIPAA due to a breach of unsecured patient health information, or that arise from a complaint about privacy practices or an audit by the HHS, may be subject to significant civil, criminal and administrative fines and penalties and/or additional reporting and oversight obligations if required to enter into a resolution agreement and corrective action plan with HHS to settle allegations of HIPAA non-compliance. Individual states regulate data breach and security requirements, and multiple governmental bodies assert authority over aspects of the protection of personal privacy. Most notably, in the last several years, some states, including California, Virginia, Utah, Colorado and Connecticut, have passed broad privacy legislation that could result in more material impacts as implementing regulations are issued. European laws require us to have an approved legal mechanism to transfer personal data out of Europe. Failure to comply with the requirements of GDPR and the applicable national data protection laws of the EU member states may result in fines of up to €20 million or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, and other administrative penalties. Several other countries such as China and Russia have passed, and other countries are considering passing, laws that require personal data relating to their citizens to be maintained on local servers and impose additional data transfer restrictions. Government enforcement actions can be costly and interrupt the regular operation of our business, and data breaches or violations of data privacy laws can result in fines, reputational damage and civil lawsuits, any of which may adversely affect our business, reputation and financial results.

If we suffer loss to our supply chains, distribution systems or information technology systems due to catastrophe or other events, our operations could be seriously harmed.

Our supply chains, distribution systems and information technology systems may be subject to catastrophic loss due to fire, flood, earthquake, hurricane, power shortage or outage, public health crisis (including epidemics and pandemics) and the reaction thereto, war, terrorism, riot or other man-made or natural disasters. If any of these supply chains or systems were to experience a catastrophic loss, it could disrupt our operations, delay production and shipments, result in defective products or services, diminish demand, damage customer relationships and our reputation and result in legal exposure and significant repair or replacement expenses. The third-party insurance coverage that we maintain varies from time to time in both type and amount depending on cost, availability and our decisions regarding risk retention, and may be unavailable or insufficient to protect us against such losses.

The manufacture of many of our products is a complex process, and if we directly or indirectly encounter problems manufacturing products, our business and financial results could suffer.

The manufacture of many of our products is a complex process, due in part to strict regulatory requirements for some of our products. Problems can arise during manufacturing for a variety of reasons, including equipment malfunction, failure to follow specific protocols and procedures, problems with reliable sourcing of raw materials or components, natural disasters and environmental factors, and, if not discovered before the product is released to market, can result in recalls and product liability exposure. Because of the quality requirements of some of our customers as well as stringent regulations of the FDA and similar agencies regarding the manufacture of certain of our products, alternative manufacturing or sourcing is not always available on a timely basis to replace such production capacity. Any of these manufacturing problems could result in significant adverse impacts to our business and financial results.

If we cannot adjust our manufacturing capacity or the purchases required for our manufacturing activities to reflect changes in market conditions or customer demand, our business and financial results may suffer. In addition, our reliance upon sole or limited sources of supply for certain materials, components and services can cause production interruptions, delays and inefficiencies.

We purchase materials, components and equipment from third parties for use in many of our manufacturing operations. Our profitability could be adversely impacted if we are unable to adjust our purchases to reflect changes in customer demand and market fluctuations, including those caused by seasonality or cyclicality. During a market upturn, suppliers from time to time extend lead times, limit supplies or increase prices. If we cannot purchase sufficient products at competitive prices and quality and on a timely enough basis to meet increasing demand, we may not be able to satisfy market demand, product shipments may be delayed, our costs may increase, or we may breach our contractual commitments and incur liabilities. Conversely, in order to secure supplies for the production of products, we sometimes enter into noncancelable purchase commitments with vendors, which can impact our ability to adjust our inventory to reflect declining market demands. If demand for our products is less than we expect, we may experience additional excess and obsolete inventories and be forced to incur additional charges and our business and financial results may suffer.

In addition, some of our businesses purchase certain materials from sole or limited source suppliers for reasons of quality assurance, regulatory requirements, cost effectiveness, availability or uniqueness of design. If these or other suppliers encounter financial, operating or other difficulties or if our relationship with them changes, we might not be able to quickly establish or qualify replacement sources of supply. The supply chains for our businesses can also be disrupted by supplier capacity constraints, bankruptcy or exiting of the business for other reasons, decreased availability of key raw materials or commodities and external events such as natural disasters, pandemic health issues, war, terrorist actions, governmental actions (such as trade protectionism) and legislative or regulatory changes. Any of these factors can result in production interruptions, delays, extended lead times and inefficiencies. Because we cannot always immediately adapt our production capacity and related cost structures to changing market conditions, at times our manufacturing capacity may exceed or fall short of our production requirements. Any or all of these problems can result in the loss of customers, provide an opportunity for competing products to gain market acceptance and otherwise adversely affect our business and financial results.

The Company relies heavily on internal manufacturing and related operations to produce, package and distribute its products which, if disrupted, could materially impair our business operations. Our business could be adversely affected by disruptions at our sites.

The Company's internal quality control, packaging and distribution operations support the majority of the Company's sales. Since certain Company products must comply with FDA regulations and because in all instances, the Company creates value for its customers through the development of high-quality products, any significant decline in quality or disruption of operations for any reason could adversely affect sales and customer relationships, and therefore adversely affect the business. While we have taken certain steps to manage these operational risks, the Company's future sales growth and earnings may be adversely affected by perceived disruption risks or actual disruptions.

We rely upon our manufacturing operations to produce many of the products we sell and our warehouse facilities to store products, pending sale. Any significant disruption of those operations for any reason, such as strikes or other labor unrest, power interruptions, fire, hurricanes or other events beyond our control could adversely affect our sales and customer relationships and therefore adversely affect our business. We have significant operations in California, near major earthquake faults, which make us susceptible to earthquake risk. Although most of our raw materials are available from a number of potential suppliers, our operations also depend upon our ability to obtain raw materials at reasonable prices. If we are unable to obtain the materials we need at a reasonable price, we may not be able to produce certain of our products or we may not be able to produce certain of these products at a marketable price, which could have an adverse effect on our results of operations.

Climate change and/or related environmental risks, or legal or regulatory measures to address climate change and/or related environmental risks, may negatively affect us.

Climate change resulting from increased concentrations of carbon dioxide and other greenhouse gases in the atmosphere could present risks to our operations. For example, we have significant operations in California, where serious drought has made water less available and more costly and has increased the risk of wildfires. Changes in climate patterns leading to extreme heat waves or unusual cold weather at some of our locations can lead to increased energy usage and costs, or otherwise adversely impact our facilities and operations and disrupt our supply chains and distribution systems. Concern over climate change can also result in new or additional legal or regulatory requirements designed to reduce greenhouse gas emissions or mitigate the effects of climate change on the environment. Any such new or additional legal or regulatory requirements may increase the costs associated with, or disrupt, sourcing, manufacturing and distribution of our products, which may adversely affect our business and financial results. In addition, any failure to adequately address stakeholder expectations with respect to environmental, social and governance ("ESG") matters may result in the loss of business, adverse reputational impacts, diluted market valuations and challenges in attracting and retaining customers and talented employees. In addition, our adoption of certain standards or mandated compliance to certain requirements could necessitate additional investments that could impact our profitability.

Defects, unanticipated use of, or inadequate disclosure with respect to our products, or allegations thereof, can adversely affect our business and financial results.

Certain of our products and services are sold for use in diagnostics. For those products and services in particular, manufacturing or design defects in, unanticipated use of, safety or quality issues (or the perception of such issues) with respect to, "off label" use of, or inadequate disclosure of risks relating to the use of products and services that we make or sell (including items that we source from third-parties) can lead to personal injury, death, and/or property damage and adversely affect our business and financial results. These events can lead to recalls or safety alerts, result in the removal of a product or service from the market and result in product liability or similar claims being brought against us. Recalls, removals and product liability and similar claims (regardless of their validity or ultimate outcome) result in significant costs, as well as negative publicity and damage to our reputation that could reduce demand for our products and services. Our business can also be affected by studies of the utilization, safety and efficacy of medical device products and components that are conducted by industry participants, government agencies and others. Any of the above can result in the discontinuation of marketing of such products in one or more countries and give rise to claims for damages from persons who believe they have been injured as a result of product issues, including claims by individuals or groups seeking to represent a class.

Because we rely heavily on third-party package-delivery services, a significant disruption in these services or significant increases in prices may disrupt our ability to ship products, increase our costs and lower our profitability.

Most of our reagent products need to be stored and shipped at certain cold temperatures. Consequently, we ship a significant portion of our products to our customers by express mail or air delivery through package delivery companies, such as FedEx in the U.S. and DHL in Europe. If one or more of these third-party package-delivery providers were to experience a major work stoppage, preventing our products from being delivered in a timely fashion or causing us to incur additional shipping costs we could not pass on to our customers, our costs could increase and our relationships with certain of our customers could be adversely affected. In addition, if one or more of these third-party package-delivery providers were to increase prices, and we were not able to find comparable alternatives or make adjustments in our delivery network, our profitability could be adversely affected.

Intellectual Property Risks

We are dependent on maintaining our intellectual property rights. If we are unable to adequately protect our intellectual property, or if third parties infringe our intellectual property rights, we may suffer competitive injury or expend significant resources enforcing our rights.

Many of the markets we serve are technology-driven, and as a result intellectual property rights play a significant role in product development and differentiation. We own numerous patents, trademarks, copyrights, trade secrets and other intellectual property and licenses to intellectual property owned by others, which in aggregate are important to our business. The intellectual property rights that we obtain, however, are not always sufficiently broad and do not always provide us a significant competitive advantage, and patents may not be issued for pending or future patent applications owned by or licensed to us. In addition, the steps that we and our licensors have taken to maintain and protect our intellectual property do not always prevent it from being challenged, invalidated, circumvented, designed around or becoming subject to compulsory licensing. In some circumstances, enforcement is not available to us because an infringer has a dominant intellectual property position or for other business reasons. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

These risks are particularly pronounced in countries in which we do business that do not have levels of protection of corporate proprietary information, intellectual property, technology and other assets comparable to the United States. We operate globally, with manufacturing operations in Canada, Switzerland, China and the UK, and approximately 44% of our revenue in fiscal 2025 was from outside the United States. The laws, regulations and enforcement mechanisms in other countries may in some cases be less protective of our intellectual property rights. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property and the cost of enforcing our intellectual property rights can adversely impact our business and financial results.

We may be involved in disputes to determine the scope, coverage and validity of others' proprietary rights, or to defend against third-party claims of intellectual property infringement, any of which could be time-intensive and costly and may adversely impact our business.

Our success depends in part on our ability to operate without infringing the proprietary rights of others, and to obtain licenses where necessary or appropriate. We have obtained and continue to negotiate licenses to produce a number of products claimed to be owned by others. Since we have not conducted a patent infringement study for each of our products, it is possible that some of our products may unintentionally infringe patents of third parties.

We have been and may in the future be sued by third parties alleging that we are infringing their intellectual property rights. These lawsuits are expensive, take significant time, and divert management's focus from other business concerns. If we are found to be infringing the intellectual property of others, we could be required to cease certain activities, alter

our products or processes or pay licensing fees. This could cause unexpected costs and delays which may have a material adverse effect on us. If we are unable to obtain a required license on acceptable terms, or unable to design around any third party patent, we may be unable to sell some of our products and services, which could result in reduced revenue. In addition, if we do not prevail, a court may find damages or award other remedies in favor of the opposing party in any of these suits, which may adversely affect our earnings.

Financial and Tax Risks

We have entered into and drawn on a revolving credit facility, and we may incur additional debt in the future. The burden of this additional debt could adversely affect us, make us more vulnerable to adverse economic or industry conditions, and prevent us from funding our expansion strategy.

We currently have a Credit Agreement that provides for a revolving credit facility of $1 billion, which can be increased by an additional $400 million subject to certain conditions. Borrowings under the Credit Agreement bear interest at a variable rate. As of August 16, 2025, the Company had drawn $313 million under the Credit Agreement.

The terms of the Credit Agreement and the burden of the indebtedness incurred thereunder could have negative consequences for us, such as:

- limiting our ability to obtain additional financing to fund our working capital, capital expenditures, debt service requirements, expansion strategy, or other needs;

- increasing our vulnerability to, and reducing our flexibility in planning for, adverse changes in economic, industry and competitive conditions; and

- increasing our vulnerability to increases in interest rates.

The Credit Agreement also contains negative covenants that limit our ability to engage in specified types of transactions. These covenants limit our ability to, among other things, sell, lease or transfer any properties or assets, with certain exceptions; and enter into certain merger, consolidation or other reorganization transactions, with certain exceptions.

A breach of any of these covenants could result in an event of default under our credit facility. Upon the occurrence of an event of default, the lender could elect to declare all amounts outstanding under such facility to be immediately due and payable and terminate all commitments to extend further credit. In addition, the Company would be subject to additional restrictions if an event of default exists under the Credit Agreement, such as a prohibition on the payment of cash dividends.

Our business and financial results can be adversely affected by foreign currency exchange rates, changes in our tax rates and tax liabilities and assessments (including as a result of changes in tax laws).

International markets contribute a substantial portion of our revenues, and we intend to continue expanding our presence in these regions. The exposure to fluctuations in currency exchange rates takes on different forms. International revenues and costs are subject to the risk that fluctuations in exchange rates could adversely affect our reported revenues and profitability when translated into U.S. dollars for financial reporting purposes. These fluctuations could also adversely affect the demand for products and services provided by us. As a multinational corporation, our businesses occasionally invoice third-party customers in currencies other than the one in which they primarily do business (the "functional currency"). Movements in the invoiced currency relative to the functional currency could adversely impact our cash flows and our results of operations. As our international sales grow, exposure to fluctuations in currency exchange rates could have a larger effect on our financial results. In fiscal 2025, currency translation had a favorable effect of approximately $3 million on revenues due to the value of the U.S. dollar relative to other currencies in which the Company sells products and services.

As a global company, we are subject to taxation in numerous countries, states and other jurisdictions. In particular, we are affected by the impact of changes to tax laws or related authoritative interpretations in the United States. We anticipate that there may be additional impact to us in the future from the One Big Beautiful Bill Act.

In preparing our financial results, we record the amount of tax that is payable in each of the countries, states and other jurisdictions in which we operate. Our future effective tax rate, however, may be lower or higher than experienced in the past due to numerous factors, including a change in the mix of our profitability from country to country, changes in accounting for income taxes and recently enacted and future changes in tax laws in jurisdictions in which we operate. Any of these factors could cause us to experience an effective tax rate significantly different from previous periods or our current expectations, which could have an adverse effect on our business, results of operations and cash flows.

Dividends on our common stock could be reduced or eliminated in the future.

For many years, our Board has declared quarterly dividends. In the future, our Board may reduce or eliminate our common stock dividend in order to fund investments for growth, repurchase shares or conserve capital resources.

Legal, Regulatory, Compliance and Reputational Risks

Our business is subject to extensive regulation; failure to comply with these regulations could adversely affect our business and financial results.

As referenced in more detail above, we and our customers must comply with a wide array of federal, state, local and international regulations, in such areas as medical device, healthcare, import and export, anticorruption, and privacy. We develop, configure and market our products to meet customer needs created by those regulations. Any significant change in regulations could reduce demand for our products or increase our expenses. For example, many of our instruments are marketed to the pharmaceutical industry for use in discovering and developing drugs and diagnostic products. Changes in the U.S. FDA's regulation of drug or medical device products, such as managing the price of certain prescription drugs or potentially increasing regulatory scrutiny of lab developed tests, could have an adverse effect on the demand for these products.

We have agreements relating to the sale of our products to government entities in the U.S. and elsewhere and, as a result, we are subject to various statutes and regulations that apply to companies doing business with the government (less than 2% of our fiscal 2025 sales were made to the U.S. federal government). The laws governing government contracts differ from the laws governing private contracts and government contracts may contain pricing terms and conditions that are not applicable to private contracts. We are also subject to investigation for compliance with the regulations governing government contracts. A failure to comply with these regulations could result in suspension of these contracts, criminal, civil and administrative penalties or debarment.

We are subject to various local, state, federal, foreign and transnational laws and regulations, which include the operating and security standards of the U.S. FDA, the U.S. Drug Enforcement Agency (the DEA), the U.S. Department of Health and Human Services (the DHHS), and other comparable agencies and, in the future, any changes to such laws and regulations could adversely affect us. In particular, we are subject to laws and regulations concerning current good manufacturing practices. Our subsidiaries may be required to register for permits and/or licenses with, and may be required to comply with the laws and regulations of, the DEA, the FDA, the DHHS, foreign agencies and/or comparable state agencies as well as certain accrediting bodies depending upon the type of operations and location of product distribution, manufacturing and sale. The manufacture, distribution and marketing of many of our products and services, including medical devices and pharma services, are subject to extensive ongoing regulation by the FDA, the DEA, and other equivalent local, state, federal and non-U.S. regulatory authorities. In addition, we are subject to inspections by these regulatory authorities. For example, the EU has adopted the In Vitro Diagnostic Regulation (the "EU IVDR"), which imposes stricter requirements for the marketing and sale of in vitro diagnostic medical devices, including in the area of clinical evaluation requirements, quality systems and post-market surveillance. Manufacturers of in vitro diagnostics medical devices that have been marketed and sold under the prior regulatory regime now have to comply with some of the new EU IVDR requirements, while the effective date of other requirements have been delayed. Complying with EU IVDR, the regulation applicable to the Company, may require material modifications to our quality management systems, additional resources in certain functions, updates to technical files and additional clinical data in some cases, among other

changes. Failure by us or by our customers to comply with the requirements of the EU IVDR, or other requirements imposed by these or similar regulatory authorities, including without limitation, remediating any inspectional observations to the satisfaction of these regulatory authorities, could result in warning letters, product recalls or seizures, monetary sanctions, injunctions to halt manufacture and distribution, restrictions on our operations, civil or criminal sanctions, or withdrawal of existing or denial of pending approvals, including those relating to products or facilities. In addition, such a failure could expose us to contractual or product liability claims, contractual claims from our customers, including claims for reimbursement for lost or damaged active pharmaceutical ingredients, as well as ongoing remediation and increased compliance costs, any or all of which could be significant. We are the sole manufacturer of a number of products for many of our customers and a negative regulatory event could impact our customers' ability to provide products to their customers.

We are also subject to a variety of federal, state, local and international laws and regulations that govern, among other things, the importation and exportation of products, the handling, transportation and manufacture of substances that could be classified as hazardous, and our business practices in the U.S. and abroad such as anti-competition laws. Any noncompliance by us with applicable laws and regulations or the failure to maintain, renew or obtain necessary permits and licenses could result in criminal, civil and administrative penalties and could have an adverse effect on our results of operations.

Significant developments or changes in U.S. laws or policies, including changes in U.S. trade policies and tariffs and the reaction of other countries thereto, can have an adverse effect on our business and financial results.

Significant developments or changes in U.S. laws and policies (including as a result of changes in party control of Congress or decisions from the U.S. Supreme Court), such as laws and policies governing foreign trade, manufacturing, and development and investment in the territories and countries where we or our customers operate, or governing the health care system and drug prices, can adversely affect our business and financial results. Developments or changes in national laws or policies to protect or promote domestic interests and/or address foreign competition can have an adverse effect on our business and financial statements. Developments or changes in national laws or policies to protect or promote domestic interests and/or address foreign competition, including laws and policies in areas such as trade, manufacturing, government purchasing, healthcare, intellectual property, regulatory enforcement and investment/development, can adversely affect our business and financial statements.

The U.S. has announced and/or implemented new tariffs on imports from a wide range of countries, which has prompted retaliatory tariffs, or changes to existing tariffs, by a number of countries. Beginning in early April 2025, the U.S. implemented and/or announced tariffs on imports from a wide range of countries, and which has prompted a number of countries to impose retaliatory tariffs and/or changes to existing tariffs. Many of these tariffs and announcements underwent continued revision, with certain tariff levels increasing while others decreased. Additionally, the U.S. and a number of other countries have implemented a number of product- and industry- specific exclusions, though these exclusions have been subject to revision and/or announced revision as well. As of the date of this report, a number of the recently-imposed tariffs remain in effect, including significant tariffs between the U.S. and China. Collectively, these tariffs have increased and will continue to increase the cost to us of supplies and components we import, as well as our cost to serve certain markets, which in turn will require us to bear significant increased costs to do business, and/or implement surcharges, and/or increase the price of certain of our products. As a result of any surcharge or price increase, there may be an adverse impact on the demand for our products, as well as an adverse impact as to our ability to serve the market in certain countries. The increased cost of importing raw materials and components from certain countries may disrupt our supply chains, with related impacts to our operations. In addition, whenever we are unable to fully recover higher costs, or whenever there is a time delay between the increase in costs and our ability to recover these costs, our margins and profitability can decline. The U.S. and/or other countries may implement additional tariffs and/or other responsive or retaliatory measures, and which would exacerbate the risks and adverse effects noted above. Though the risks identified above in certain cases have already adversely impacted parts of our business, the full impact of these tariffs and other actions on the Company and on our business partners remains highly uncertain and subject to rapid change.

In addition, changes to laws or regulations pertraining to laboratory developed tests may adversely affect our business and financial results. These factors have adversely affected, and in the future could further adversely affect, our business and financial results.

Our business and financial results can be impaired by improper conduct by any of our employees, agents or business partners.

We cannot provide assurance that our internal controls and compliance systems, including our Code of Ethics and Business Conduct, protect us from unauthorized acts committed by employees, agents or business partners of ours (or of businesses we acquire or partner with) that violate U.S. and/or non-U.S. laws, including the laws governing payments to government officials, bribery, fraud, kickbacks and false claims, pricing, sales and marketing practices, conflicts of interest, competition, employment practices and workplace behavior, export and import compliance, economic and trade sanctions, money laundering and data privacy. In particular, the U.S. Foreign Corrupt Practices Act, the UK Bribery Act and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business, and we operate in many parts of the world that have experienced governmental corruption to some degree. Any such improper actions or allegations of such acts could damage our reputation and subject us to civil or criminal investigations in the United States and in other jurisdictions and related shareholder lawsuits, could lead to substantial civil and criminal, monetary and non-monetary penalties and could cause us to incur significant legal and investigatory fees. In addition, the government may seek to hold us liable for violations committed by companies in which we invest or that we acquire. We also rely on our suppliers to adhere to our supplier code of conduct, and material violations of such code of conduct could occur that could have a material effect on our business and financial results.

Certain of our businesses are subject to extensive regulation by the U.S. FDA and by comparable agencies of other countries, as well as laws regulating fraud and abuse in the healthcare industry and the privacy and security of health information. Failure to comply with those regulations could adversely affect our business and financial results.

Certain of our products are medical devices, diagnostics tests and other products that are subject to regulation by the U.S. FDA or state CLIA regulations, by other federal and state governmental agencies, by comparable agencies of other countries and regions and by regulations governing hazardous materials and drugs-of abuse, or the manufacture and sale of products containing any such materials. The global regulatory environment has become increasingly stringent and unpredictable. Several countries that did not have regulatory requirements for medical devices have established such requirements in recent years, and other countries have expanded, or plan to expand, their existing regulations, including implementation of IVDR regulations in Europe. Failure to meet these requirements may adversely impact our business and financial results in the applicable geographies.

Government authorities may conclude that our business practices do not comply with current or future statutes, regulations, agency guidance or case law. Failure to obtain required regulatory clearances before marketing our products (or before implementing modifications to or promoting additional indications or uses of our products), other violations of laws or regulations, failure to remediate inspectional observations to the satisfaction of these regulatory authorities, real or perceived efficacy or safety concerns or trends of adverse events with respect to our products (even after obtaining clearance for distribution) and unfavorable or inconsistent clinical data from existing or future clinical trials can lead to FDA Form 483 Inspectional Observations, warning letters, notices to customers, declining sales, loss of customers, loss of market share, remediation and increased compliance costs, recalls, seizures of adulterated or misbranded products, fines, expenses, injunctions, civil penalties, criminal penalties, consent decrees, administrative detentions, refusals to permit importations, partial or total shutdown of production facilities or the implementation of operating restrictions, narrowing of permitted uses for a product, refusal of the government to grant 510(k) clearance, suspension or withdrawal of approvals, pre-market notification rescissions and other adverse effects. Further, defending against any such actions can be costly and time-consuming and may require significant personnel resources. Therefore, even if we are successful in defending against any such actions brought against us, our business may be impaired. Ensuring that our internal operations and business arrangements with third parties comply with applicable laws and regulations also involves substantial costs.

More specifically, as a healthcare provider, the Company's Exosome Diagnostics' ExoDx Prostate business is subject to extensive regulation at the federal, state, and local levels in the U.S. and other countries where it operates. The Company's failure to meet governmental requirements under these regulations, including those relating to billing practices and financial relationships with physicians, hospitals, and health systems, could lead to civil and criminal penalties, exclusion from participation in Medicare and Medicaid, and possibly prohibitions or restrictions on the use of its laboratories. While the Company believes that it is in material compliance with all statutory and regulatory requirements, there is a risk that government authorities might take a contrary position. Such occurrences, regardless of their outcome, could damage the Company's reputation and adversely affect important business relationships it has with third parties.

Failure to comply with privacy and security laws and regulations could result in fines, penalties and damage to the Company's reputation and have a material adverse effect upon the Company's business, a risk that has been elevated with recent acquisitions that use protected health information and utilize healthcare providers for laboratory testing services.

If the Company does not comply with existing or new laws and regulations related to protecting the privacy and security of personal or health information, it could be subject to monetary fines, civil penalties and/or criminal sanctions. In the U.S., the Health Insurance Portability and Accountability Act of 1996 (HIPAA) privacy and security regulations, including the expanded requirements under U.S. Health Information Technology for Economic and Clinical Health Act (HITECH), establish comprehensive standards with respect to the use and disclosure of protected health information (PHI) by covered entities, in addition to setting standards to protect the confidentiality, integrity and security of PHI. HIPAA restricts the Company's ability to use or disclose PHI, without patient authorization, for purposes other than payment, treatment or healthcare operations (as defined by HIPAA), except for disclosures for various public policy purposes and other permitted purposes outlined in the privacy regulations. If the laboratory operations use or disclose PHI improperly under these privacy regulations, they may incur significant fines and other penalties for wrongful use or disclosure of PHI in violation of the privacy and security regulations, including potential civil and criminal fines and penalties.

ITEM 1B. UNRESOLVED STAFF COMMENTS

There are no unresolved staff comments as of the date of this report.

ITEM 1C. CYBERSECURITY

Cybersecurity Governance and Oversight

Bio-Techne's cybersecurity program is led by the Company's Chief Information Officer ("CIO"), with day-to-day management and administration of our cybersecurity program performed by the Director of IT Infrastructure and Security and the IT Security Operations team. The Director of IT Infrastrcuture and Security reports to the CIO, and the CIO reports to the Chief Financial Officer. The CIO is supported by the Incident Response Team ("IRT"), a multi-disciplinary management committee comprising senior members from the Security Operations Team, legal, finance, internal audit and other functions. The IRT supports the CIO in supporting and reviewing information security risks and in the event of a cybersecurity incident provides leadership with respect to incident response, investigation, mitigation and remediation.

In addition to leadership and support within management, we also work with security service providers to monitor for vulnerabilities and threats, and which are reported to the Security Operations team. All employees are trained and tested annually on cybersecurity risks, and we continually perform simulated phishing exercises. We also conduct periodic tabletop exercises for key personnel involved in cybersecurity risk management, including the IRT.

Our Board of Directors ("Board") holds overall oversight responsibility for the Company's strategy and risk management, including in relation to cybersecurity risks. The Board exercises its oversight function through the Audit Committee, which oversees the management of risk exposure across various areas, including data security risks, in accordance with its charter. In addition, the Audit Committee is specifically responsible for the review and approval of any cybersecurity incident disclosure, as set forth in the Committee's charter. In the event of a potentially significant cybersecurity incident, the Audit Committee's charter requires that management promptly communicate and consult with the Audit Committee.

Bio-Techne's General Counsel updates the Audit Committee multiple times per year regarding Bio-Techne's cybersecurity programs, including regularly-tracked metrics on incident response, internal security testing, and measures implemented to monitor and address cybersecurity risks and threats, as appropriate. The Audit Committee regularly updates the full Board on these matters. In addition, on at least an annual basis, the CIO provides the full Board with a thorough review of the Company's cybersecurity program, including current status, industry risks and exposure, and future strategy.

Based on the information we have as of the date of this Annual Report, we do not believe any risks from cybersecurity threats have materially affected or are reasonably likely to materially affect Bio-Techne, including our business strategy, results of operations or financial condition. However, please see *Item 1A. Risk Factors – "A significant disruption in, or breach of security of, our information technology systems or data, or violation of data privacy laws, could result in damage to our reputation, data integrity and/or subject us to costs, fines, or lawsuits under data privacy or other laws or contractual requirements."*

Cybersecurity Risk Management and Strategy

Bio-Techne's cybersecurity strategy is to maintain and fortify a secure, actively-monitored environment for our internal and our customers' data while supporting our and our customers' business needs. Our cybersecurity program follows industry standards and best practice for preventing, detecting, remediating, and mitigating potential cybersecurity threats, including regular processes to identify, evaluate and manage potential risks.

Our IT Security Operations team administers and monitors the prevention, detection, mitigation, and remediation of potential cybersecurity risks. This team leverages both Bio-Techne's internal IT resources, including its personnel, as well as managed security service providers and other third-party security software and technology services, as well as through other means. We also have implemented processes and technologies for network monitoring and data loss prevention procedures.

We conduct periodic risk assessments, including with support from external vendors, to assess our cyber program, identify areas of enhancement, and develop strategies for the mitigation of cyber risks. We also conduct regular security testing and have established a vulnerability management process supported by security testing, for the treatment of identified security risks based on severity, including risks arising from our use of third-party providers software and service providers. In addition to our evolving processes and systems, we foster a culture of cybersecurity education, training, and testing. Every year, employees must take and pass rigorous information security and protection training.

We partner with experienced external consultants to assess our cybersecurity program, and to perform penetration testing as well as other testing programs designed to identify vulnerabilities and areas for fortification. Also, as part of our cybersecurity risk management program we maintain cyber insurance, with coverage amounts and terms that are typical and appropriate for a company of our size and type. This insurance may not be sufficient to cover us against all types of claims related to security breaches, cyberattacks and other related breaches.

ITEM 2. PROPERTIES

The Company owns the facilities that its headquarters and R&D Systems subsidiary occupy in Minneapolis, Minnesota. The Minneapolis facilities are utilized by both the Company's Protein Sciences and Diagnostics and Spatial Biology segments.

The Minneapolis complex includes approximately 800,000 square feet of space in several adjoining buildings. Bio-Techne uses approximately 710,000 square feet of the complex for administrative, research, manufacturing, shipping and warehousing activities. The Company is currently leasing the remaining space in the complex as retail and office space. The Company also owns a 61,000 square foot facility in Saint Paul, Minnesota that is utilized for additional manufacturing capabilities and activities.

The Company owns a 34,000 square foot manufacturing facility in Flowery Branch, Georgia. This facility is currently being held-for-sale.

The Company owns a 16,000 square foot facility that its Bio-Techne Europe subsidiary occupies in Abingdon, England. This facility is utilized by the Company's Protein Sciences and Diagnostics and Spatial Biology segments.

The Company owns a 9,000 square foot facility that its Canada subsidiaries occupy in Toronto, Canada. This facility is utilized by the Company's Protein Sciences segment.

The Company owns a 53,000 square foot manufacturing facility in Wallingford, Connecticut. This facility is utilized by the Company's Protein Sciences segment.

The Company leases the following material facilities, which are utilized by both the Company's Protein Sciences segment the Diagnostics & Spatial Biology segment. Certain locations are not named because they were not significant individually or in the aggregate as of the date of this report.

Subsidiary	Location	Type	Square Feet
Bio-Techne China	Shanghai and Beijing, China	Office/warehouse	34,000
Tocris	Bristol, United Kingdom	Office/manufacturing/lab/warehouse	41,000
PrimeGene	Shanghai, China	Office/manufacturing/lab	59,000
Bionostics	Devens, Massachusetts	Office/manufacturing	70,000
Novus Biologicals	Centennial, Colorado	Office/warehouse	74,000
ProteinSimple	San Jose, California	Office/manufacturing/warehouse	98,000
ProteinSimple Ltd.	Ottawa, Canada	Office/manufacturing/warehouse	11,000
Cliniqa	San Marcos, California	Office/manufacturing/warehouse	63,000
Advanced Cell Diagnostics	Newark, California	Office/manufacturing/warehouse	56,000
Bio-Techne France	Rennes, France	Office/warehouse	11,000
Exosome Diagnostics	Waltham, Massachusetts	Office/manufacturing/warehouse	38,000
Asuragen	Austin, Texas	Office/manufacturing/warehouse	47,000
Bio-Techne Ireland	Dublin, Ireland	Warehouse	25,000
Lunaphore	Tolochenaz, Switzerland	Office/manufacturing/warehouse	26,000

ITEM 3. LEGAL PROCEEDINGS

As of August 22, 2025, the Company is not a party to any legal proceedings that, individually or in the aggregate, are reasonably expected to have a material adverse effect on the Company's business, results of operations, financial condition or cash flows.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common stock is listed on the NASDAQ stock exchange under the symbol "TECH". Prior period results have been adjusted to reflect the four-for-one stock split effected in the form of a stock dividend on November 29, 2022. See Note 1 for details.

Holders of Common Stock and Dividends Paid

As of August 12, 2025, there were over 170,000 beneficial shareholders of the Company's common stock and over 110 shareholders of record. The Company paid annual cash dividends totaling $50.4 million, $50.4 million, and $50.3 million in fiscal 2025, 2024, and 2023, respectively. The Board of Directors periodically considers the payment of cash dividends, and there is no guarantee that the Company will pay comparable cash dividends, or any cash dividends, in the future.

On August 31, 2022, the Company entered into an amended and restated Credit Agreement that provides for a revolving credit facility of $1 billion, which can be increased by an additional $400 million subject to certain conditions. The credit facility is governed by a Credit Agreement dated August 31, 2022 and matures on August 31, 2027. The Credit Agreement that governs the revolving line of credit contains customary events of default and would prohibit payment of dividends to Company shareholders in the event of a default thereunder.

Issuer Purchases of Equity Securities

The Company's repurchase plan approved by the Board on February 2, 2022, granted management the discretion to mitigate the dilutive effect of stock option exercises. The plan authorized the Company to purchase up to $400 million in stock. Additionally, the Board approved a new share repurchase plan on April 30, 2025, to replace the previous share repurchase plan, that authorizes the Company to purchase up to $500 million of the Company's stock. The table below sets forth certain information regarding our purchases of common stock in open market transactions during fiscal 2025.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Dollar Amount of Shares that May Yet Be Purchased Under the Plans or Programs
July 1 - July 31, 2024	—	$ —	—	$ 180,739,094
August 1 - August 31, 2024	—	—	—	180,739,094
September 1 - September 30, 2024	—	—	—	180,739,094
July 1 - September 30, 2024	—	—	—	
October 1 - 31, 2024	—	—	—	180,739,094
November 1 - 30, 2024	1,118,492	67.62	1,118,492	105,110,738
December 1 - 31, 2024	—	—	—	105,110,738
October 1 - December 31, 2024	1,118,492	67.62	1,118,492	
January 1 - 31, 2025	—	—	—	105,110,738
February 1 - 29, 2025	1,488,563	67.21	1,488,563	5,066,126
March 1 - 31, 2025	—	—	—	5,066,126
January 1 - March 31, 2025	1,488,563	67.21	1,488,563	
April 1 - 30, 2025	—	—	—	505,066,126
May 1 - 31, 2025	1,943,140	51.49	1,943,140	405,007,867
June 1 - 30, 2025	—	—	—	405,007,867
April 1 - June 30, 2025	1,943,140	51.49	1,943,140	
July 1, 2024 - June 30, 2025	4,550,195	60.60	4,550,195	

Stock Performance Graph

The following chart compares the cumulative total shareholder return on the Company's common stock with the S&P 500 Index and the S&P 500 Life Sciences Tools and Services Index. The comparison assumes $100 was invested on the last trading day before July 1, 2019 in the Company's common stock and in each of the foregoing indices and assumes reinvestment of dividends. The Company became part of the S&P 500 Index during fiscal 2022.



ITEM 6. SELECTED FINANCIAL DATA

RESERVED

**ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS**

The following management discussion and analysis ("MD&A") provides information that we believe is useful in understanding our operating results, cash flows and financial condition. We provide quantitative information about the material sales drivers including the effect of acquisitions and changes in foreign currency at the corporate and segment level. We also provide quantitative information about discrete tax items and other significant factors we believe are useful for understanding our results. The MD&A should be read in conjunction with the consolidated financial information and related notes included in this Form 10-K. This discussion contains various "Non-GAAP Financial Measures" and also contains various "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995. We refer readers to the statements entitled "Non-GAAP Financial Measures" located at the end of this MD&A and "Forward-Looking Information and Cautionary Statements" and "Risk Factors" within Items 1 and 1A of this Form 10-K.

OVERVIEW

Bio-Techne develops, manufactures and sells life science reagents, instruments and services for the research and clinical diagnostic markets worldwide. With our deep product portfolio and application expertise, we sell integral components of scientific investigations into biological processes and molecular diagnostics, revealing the nature, diagnosis, etiology and progression of specific diseases. Our products aid in drug discovery efforts and provide the means for accurate clinical tests and diagnoses.

We manage the business in two operating segments – our Protein Sciences segment and our Diagnostics and Spatial Biology segment. Our Protein Sciences segment is a leading developer and manufacturer of high-quality biological reagents used in all aspects of life science research, diagnostics and cell and gene therapy. This segment also includes proteomic analytical tools, both manual and automated, that offer researchers and pharmaceutical manufacturers efficient and streamlined options for automated western blot and multiplexed ELISA workflow. Our Diagnostics and Spatial Biology segment develops and manufactures diagnostic products, including controls, calibrators, and diagnostic assays for the regulated diagnostics market, exosome-based molecular diagnostic assays, advanced tissue-based in-situ hybridization assays and instrumentation for spatial genomic and tissue biopsy analysis, and genetic and oncology kits for research and clinical applications.

RECENT ACQUISITIONS

A key component of the Company's strategy is to augment internal growth at existing businesses with complementary acquisitions. As disclosed in Note 4, the Company completed the acquisition of Lunaphore in fiscal 2024 for $169.7 million, in a cash-free, debt-free acquisition. We also purchased a 19.9% investment in Wilson Wolf in fiscal 2023 and, as disclosed in Note 1, will acquire the remaining shares in Wilson Wolf by the end of calendar year 2027, or earlier depending on the achievement of certain future milestones.

OVERALL RESULTS

Operational Update

For fiscal 2025, consolidated net sales increased 5% to $1.2 billion as compared to fiscal 2024. Organic growth was 5%, and foreign currency translation and a business held-for-sale did not have a material impact. Organic revenue growth was primarily driven by strong commercial execution in our Protein Sciences segment.

Consolidated net earnings for fiscal 2025 decreased 56% compared to fiscal 2024. The decrease in earnings was impacted by a non-recurring loss on an arbitration award, impairment of assets held-for-sale, and restructuring and restructuring-related charges. After adjusting for cost recognized upon sale of acquired inventory, intangibles amortization, acquisition-related costs, certain litigation charges, gain on sale of investments, stock-based compensation, restructuring and restructuring-related costs, impairment of assets held-for-sale, and impact of business held-for-sale, adjusted net earnings

increased 8% in fiscal 2025 as compared to fiscal 2024. Adjusted net earnings was primarily impacted by favorable volume leverage within Protein Sciences.

For fiscal 2024, consolidated net sales increased 2% as compared to fiscal 2023. Organic growth was 1%, with acquisitions having a favorable impact of 1%. Foreign currency translation and a business held-for-sale did not have a material impact. Organic revenue growth was primarily driven by strong commercial execution in our Diagnostics and Spatial Biology segment.

Consolidated net earnings for fiscal 2024, including non-controlling interest, decreased 41% compared to fiscal 2023. The decrease in earnings was driven by a non-recurring gain on the sale of our ChemoCentryx, Inc. (CCXI) investment, a non-recurring gain on the sale of our investment in Eminence, and a non-recurring benefit related to the fair value of contingent consideration during fiscal 2023.

RESULTS OF OPERATIONS

Net Sales

Consolidated organic net sales exclude the impact of companies acquired during the first 12 months post-acquisition and the effect of the change from the prior year in exchange rates used to convert sales in foreign currencies (primarily the euro, British pound sterling, Chinese yuan, and Swiss franc) into U.S. dollars.

Consolidated net sales growth was as follows:

	Year Ended June 30,		
	2025	2024	2023
Organic sales growth	5 %	1 %	5 %
Acquisitions sales growth	0 %	1 %	0 %
Impact of foreign currency fluctuations	0 %	0 %	(2)%
Impact of business held for sale	0 %	0 %	— %
Consolidated net sales growth	5 %	2 %	3 %

Consolidated net sales by segment were as follows (in thousands):

	Year Ended June 30,		
	2025	2024	2023
Protein Sciences	$ 870,245	$ 830,902	$ 845,747
Diagnostics and Spatial Biology	346,263	326,392	292,602
Other revenue[1]	4,152	4,153	—
Intersegment	(1,025)	(2,387)	(1,647)
Consolidated net sales	$ 1,219,635	$ 1,159,060	$ 1,136,702

[1] Since December 31, 2023, the Company has a business that has met the held-for-sale criteria. The years ended June 30, 2025 and 2024 include the twelve and six month results, respectively, while the business has met the held-for-sale criteria.

In fiscal 2025, Protein Sciences segment net sales increased 5% compared to fiscal 2024. A business within the Protein Sciences Segment met the criteria as held-for-sale since December 31, 2023. The exclusion of fiscal 2025 sales related to the held-for-sale business did not have a material impact on sales. Organic revenue for the segment increased 5% for the

fiscal year, and foreign currency exchange did not have a material impact on revenue growth. Segment revenue was driven by strong proteomic analytical solutions and cell therapy performance and commercial execution.

In fiscal 2025, Diagnostics and Spatial Biology segment net sales increased 6% compared to fiscal 2024. Organic growth for the segment was 6% and foreign currency exchange did not have a material impact on revenue growth. Segment growth was driven by broad based molecular diagnostics performance and Lunaphore's organic growth.

In fiscal 2024, Protein Sciences segment net sales decreased 2% compared to fiscal 2023. A business within the Protein Sciences Segment met the criteria as held-for-sale since December 31, 2023. The exclusion of third and fourth quarter of fiscal 2024 sales related to a held-for-sale business reduced sales by 1%. Organic revenue for the segment declined 2% for the fiscal year, with foreign currency exchange having a favorable impact of 1% on revenue. Segment revenue was impacted by broad based headwinds.

In fiscal 2024, Diagnostics and Spatial Biology segment net sales increased 12% compared to fiscal 2023. Organic growth for the segment was 6% with acquisitions having a 5% impact and foreign currency exchange having a favorable impact of 1% on revenue growth. Segment growth was driven by broad based molecular diagnostics performance and Lunaphore.

Gross Margins

Consolidated gross margins were 64.8%, 66.4%, and 67.7% in fiscal 2025, 2024, and 2023. Consolidated gross margin in fiscal year 2025 was impacted by the reinstatement of incentive accruals and product mix. Excluding the impact of acquired inventory sold, amortization of intangibles, stock compensation expense, restructuring and restructuring-related costs, impact of business held-for-sale, and the impact of partially-owned consolidated subsidiaries, adjusted gross margins were 70.4%, 71.0%, and 71.7% in fiscal 2025, 2024, and 2023, respectively. Fiscal 2025 consolidated gross margin was impacted by the resinstatement of incentive accruals and an unfavorable product mix when compared to the prior period. Fiscal 2024 consolidated gross margin was impacted by the Lunaphore acquisition when compared to the prior period. Fiscal 2023 consolidated gross margin was unfavorably impacted by foreign currency exchange and strategic growth investments including the Namocell acquisition.

A reconciliation of the reported consolidated gross margin percentages, adjusted for acquired inventory sold, intangible amortization included in Cost of sales, restructuring and restructuring-related expenses, and impact of business held-for-sale is as follows:

	Year Ended June 30,		
	2025	**2024**	**2023**
Total consolidated net sales	$ 1,219,635	$ 1,159,060	$ 1,136,702
Business held-for-sale[2]	4,152	4,153	—
Revenue from recurring operations	$ 1,215,483	$ 1,154,907	$ 1,136,702
Gross margin - GAAP	$ 790,272	$ 769,725	$ 769,815
Gross margin percentage - GAAP	64.8 %	66.4 %	67.7 %
Identified adjustments:			
Costs recognized upon sale of acquired inventory	$ 751	$ 729	$ 400
Amortization of intangibles	44,035	46,609	44,337
Stock-based compensation, inclusive of employer taxes	1,298	825	948
Restructuring and restructuring-related costs	20,094	3,348	—
Impact of partially-owned consolidated subsidiaries[1]	—	—	(1,457)
Impact of business held-for-sale[2]	(147)	(943)	—
Adjusted gross margin	$ 856,303	$ 820,293	$ 814,043
Adjusted gross margin percentage[3]	70.4 %	71.0 %	71.7 %

(1) Includes the quarterly results of the partially-owned consolidated subsidiary prior to the sale of this partially-owned consolidated subsidiary to a third party in the first fiscal quarter of 2023.

(2) Since December 31, 2023, the Company has a business that has met the held-for-sale criteria. The years ended June 30, 2025 and 2024 include the twelve and six month results, respectively, while the business has met the held-for-sale criteria.

(3) Adjusted gross margin percentage excludes the revenue and the gross margin of the business held-for-sale.

Fluctuations in adjusted gross margins, as a percentage of net sales, have primarily resulted from changes in foreign currency exchange rates and changes in product mix. We expect that, in the future, gross margins will continue to be impacted by the mix of our portfolio growing at different rates as well as future acquisitions.

Management uses adjusted operating results to monitor and evaluate performance of the Company's two segments. Segment gross margins, as a percentage of net sales, were as follows:

	Year Ended June 30,		
	2025	**2024**	**2023**
Protein Sciences	75.6 %	75.7 %	75.3 %
Diagnostics and Spatial Biology	57.3 %	58.7 %	61.2 %

The decrease in the Protein Sciences segment's gross margin percentage for fiscal 2025 as compared to fiscal 2024 was primarily attributable to the mix of product sales within the segment. The change in the Protein Sciences segment's gross margin percentage for fiscal 2024 compared to fiscal 2023 was primarily attributable to the exclusion of a business held-for-sale.

The decrease in the Diagnostics and Spatial Biology segment's gross margin percentage for fiscal 2025 as compared to fiscal 2024 is primarily attributable to reinstatement of incentive accruals and an unfavorable mix of product sales within the segment. The change in the Diagnostics and Spatial Biology segment's gross margin percentage for fiscal 2024 as compared to fiscal 2023 is due to the Lunaphore acquisition.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $122.1 million (26%) in fiscal 2025 when compared to fiscal 2024. Selling, general, and administrative expenses increased primarily due to a non-recurring arbitration award and impairment of assets held-for-sale.

Selling, general and administrative expenses increased $88.0 million (23%) in fiscal 2024 when compared to fiscal 2023. Selling, general, and administrative expenses increased primarily due to the Lunaphore acquisition, impairment of assets held-for-sale, certain litigation charges, restructuring and restructuring-related charges, and CEO transition charges.

Consolidated Selling, general and administrative expenses were composed of the following (in thousands):

	Year Ended June 30,		
	2025	2024	2023
Protein Sciences	$ 230,046	$ 217,595	$ 203,834
Diagnostics and Spatial Biology	136,103	127,131	101,805
Total segment expenses	366,149	344,726	305,639
Amortization of intangibles	31,285	31,710	32,076
Acquisition related expenses	11,672	6,980	(9,965)
Certain litigation charges	41,827	3,506	—
Restructuring and restructuring-related costs	8,137	8,896	3,829
Stock-based compensation	40,860	39,452	40,269
Impairment of assets held-for-sale	80,503	21,963	—
Corporate selling, general and administrative expenses	8,088	9,142	6,530
Total selling, general and administrative expenses	$ 588,521	$ 466,375	$ 378,378

Research and Development Expenses

Research and development expenses increased $2.8 million (3%) and $4.2 million (5%) in fiscal 2025 and 2024, respectively, as compared to prior year periods. The increase in research and development expenses in fiscal 2025 and fiscal 2024 compared to the prior periods was primarily attributable to strategic growth investments including the acquisition of Lunaphore in fiscal 2024.

Consolidated research and development expenses were composed of the following (in thousands):

	Year Ended June 30,		
	2025	2024	2023
Protein Sciences	$ 58,607	$ 56,911	$ 58,251
Diagnostics and Spatial Biology	40,889	39,753	34,242
Total research and development expenses	$ 99,496	$ 96,664	$ 92,493

Net Interest Income / (Expense)

Net interest income/(expense) for fiscal 2025, 2024, and 2023 was ($4.6) million, ($12.4) million, and ($7.8) million, respectively. During fiscal 2025, average monthly outstanding debt was lower than fiscal 2024 leading to decreased interest expense compared to fiscal 2024.

Net interest expense in fiscal 2024 increased when compared to fiscal 2023 as average monthly outstanding debt was higher than fiscal 2023, leading to increased interest expense compared to fiscal 2023.

Other Non-Operating Income / (Expense), Net

Other non-operating income/(expense), net, consists of foreign currency transaction gains and losses, rental income, building expenses related to rental property and the Company's gains and losses on investments as follows (in thousands):

	Year Ended June 30,		
	2025	2024	2023
Foreign currency gains (losses)	$ 1,447	$ (726)	$ 676
Rental income	356	305	426
Real estate taxes, depreciation and utilities	(1,590)	(1,630)	(1,810)
Gain (Loss) on investment	—	283	49,328
Gain (Loss) on equity method investment	938	(6,841)	(1,143)
Miscellaneous (expense) income	(320)	25	43
Other non-operating income (expense), net	$ 831	$ (8,584)	$ 47,520

During fiscal 2025, the Company recognized a gain of $0.9 million related to our equity method investment in Wilson Wolf.

During fiscal 2024, the Company recognized losses of $6.8 million related to our equity method investment in Wilson Wolf.

During fiscal 2023, the Company recognized gains of $37 million related to the sale of our CCXI investment, $11.7 million related to the sale of our Eminence investment, and a gain of $0.4 million related to the change in fair value of our exchange traded bond funds. Additionally, the Company recognized losses of $1.1 million related to our equity method investment in Wilson Wolf.

Income Taxes

Income taxes for fiscal 2025, 2024, and 2023 were at effective rates of 25.5%, 9.5%, and 15.7%, respectively, of consolidated earnings before income taxes. The change in the effective tax rate for fiscal 2025 compared to fiscal 2024 was driven by share-based compensation as the number of stock option exercises increased compared to the prior year comparative period. The Company had share-based compensation excess tax benefits of $4.5 million in fiscal 2025. The Company's discrete tax benefits in fiscal 2024 primarily related to share-based compensation excess tax benefits of $18.4 million. The Company's discrete tax benefits in fiscal 2023 primarily related to share-based compensation excess tax benefits of $12.3 million.

Net Earnings

Non-GAAP adjusted consolidated net earnings and earnings per share are as follows (in thousands):

	Year Ended June 30,		
	2025	2024	2023
Net earnings before taxes - GAAP	$ 98,463	$ 185,689	$ 338,659
Identified adjustments attributable to Bio-Techne:			
Costs recognized upon sale of acquired inventory	751	729	400
Amortization of intangibles	75,321	78,318	76,413
Amortization of Wilson Wolf intangible assets and acquired inventory	9,959	15,686	2,805
Acquisition related expenses and other	12,738	7,564	(9,147)
Certain litigation charges	41,827	3,506	—
Gain on sale of partially-owned consolidated subsidiaries	—	—	(11,682)
Stock based compensation, inclusive of employer taxes	42,158	40,277	41,217
Restructuring and restructuring-related costs	28,231	12,245	3,829
Investment gain and other non-operating	—	(283)	(37,646)
Impairment of assets held-for-sale	80,503	21,963	—
Impact of partially-owned subsidiaries[1]	—	—	(420)
Impact of business held-for-sale[2]	479	(525)	—
Earnings before taxes - Adjusted[1,2]	$ 390,430	$ 365,169	$ 404,428
Non-GAAP tax rate	21.5 %	22.0 %	20.5 %
Non-GAAP tax expense	$ 83,973	$ 80,420	$ 82,948
Non-GAAP adjusted net earnings attributable to Bio-Techne[1,2]	$ 306,457	$ 284,749	$ 321,480
Earnings per share - diluted - Adjusted[1,2]	$ 1.92	$ 1.77	$ 1.99

[1] Includes the quarterly results of the partially-owned consolidated subsidiary prior to the sale of this partially-owned consolidated subsidiary to a third party in the first fiscal quarter of 2023.

[2] Since December 31, 2023, the Company has a business that has met the held-for-sale criteria. The years ended June 30, 2025 and 2024 include the twelve and six month results, respectively, while the business has met the held-for-sale criteria.

Depending on the nature of discrete tax items, our reported tax rate may not be consistent on a period to period basis. The Company independently calculates a non-GAAP adjusted tax rate considering the impact of discrete items and

jurisdictional mix of the identified non-GAAP adjustments. The following table summarizes the reported GAAP tax rate and the effective Non-GAAP adjusted tax rate for fiscal 2025, 2024, and 2023.

	Year Ended June 30,		
	2025	2024	2023
GAAP effective tax rate	25.5 %	9.5 %	15.7 %
Discrete items	0.8	14.0	3.4
Impact of non-taxable net gain	—	—	0.7
Long-term GAAP tax rate	26.3 %	23.5 %	19.8 %
Rate impact items			
Stock based compensation	(3.1)%	(2.5)%	(1.4)%
Other	(1.7)	1.0	2.1
Total rate impact items	(4.8)%	(1.5)%	0.7 %
Non-GAAP adjusted tax rate	21.5 %	22.0 %	20.5 %

Refer to Note 12 for additional discussion relating to the change in discrete tax items between fiscal 2025 and fiscal 2024.

LIQUIDITY AND CAPITAL RESOURCES

Cash, cash equivalents and available-for-sale investments at June 30, 2025 were $162.2 million compared to $152.9 million at June 30, 2024. Included in the available-for-sale investments were certificates of deposit that have contractual maturity dates within one year of $1.1 million as of June 30, 2024. There were no certificiates of deposit as of June 30, 2025.

At June 30, 2025, approximately 34% of the Company's cash and cash equivalent account balances of $55.2 million were located in the U.S., with the remainder located in primarily in Canada, China, the U.K. and other European countries.

At June 30, 2025, we had $346.0 million in borrowings under the revolving credit facility, resulting in $654.0 million of unutilized availability under our revolving credit facility.

The Company has either paid U.S. taxes on its undistributed foreign earnings or intends to indefinitely reinvest the undistributed earnings in the foreign operations or expects the earnings will be remitted in a tax neutral transaction. Management of the Company expects to be able to meet its cash and working capital requirements for operations, facility expansion, capital additions, and cash dividends for the foreseeable future, and at least the next 12 months, through currently available funds, including funds available through our line-of-credit and cash generated from operations.

Future acquisition strategies may or may not require additional borrowings under the line-of-credit facility or other outside sources of funding.

Cash Flows From Operating Activities

The Company generated cash from operations of $287.6 million, $299.0 million, and $254.4 million in fiscal 2025, 2024, and 2023, respectively. The decrease in cash generated from operating activities in fiscal 2025 as compared to fiscal 2024 was mainly a result of changes in the timing of cash payments on certain operating assets and liabilities. The increase in cash generated from operating activities in fiscal 2024 as compared to fiscal 2023 was mainly a result of changes in the timing of cash payments on certain operating assets and liabilities.

Cash Flows From Investing Activities

We continue to make investments in our business, including capital expenditures to enable revenue growth.

During fiscal 2024, the Company acquired Lunaphore for $169.7 million in cash-free, debt-free acquisition. During fiscal 2023, the Company acquired Namocell for $101.2 million, net of cash acquired. There were no acquisitions in fiscal 2025.

During fiscal 2025, the Company invested $15.0 million into Spear Bio. Additionally in fiscal 2025, the Company received $2.4 million from the sale of assets held-for-sale. There were no comparable activities in fiscal 2024 and 2023.

During the first fiscal quarter of 2023, the Company sold its remaining shares in Eminence, its partially-owned consolidated subsidiary, for $17.8 million. There were no sales of businesses in fiscal 2025 or 2024.

In the first fiscal quarter of 2023, the Company sold its remaining shares in its investment in CCXI for $73.2 million. There were no comparable activities in fiscal 2025 and 2024.

The Company's net proceeds from the purchase, sale and maturity of available-for-sale investments in fiscal 2025, 2024, and 2023 were $1.1 million, $22.6 million, and $14.7 million, respectively. During fiscal 2025, the Company's proceeds in available-for-sale investments relates to our certificates of deposits maturing. During fiscal 2024, the Company's proceeds in available-for-sale investments relates to the sale of our exchange traded investment grade bond funds. The proceeds during fiscal 2023 relates to the sale of excess cash in certificates of deposit that matured. The Company's investment policy is to place excess cash in certificates of deposit with the objective of obtaining the highest possible return while minimizing risk and keeping the funds accessible.

Capital additions in fiscal 2025, 2024, and 2023 were $31.0 million, $62.9 million, and $38.2 million. Fiscal 2025 capital expenditures related to investments in new buildings, machinery, construction in progress, and IT equipment. Fiscal 2024 capital expenditures related to investments in new buildings, machinery, construction in progress, and IT equipment. Fiscal 2023 capital expenditures related to investments in new buildings, machinery, and IT equipment. Capital additions planned for fiscal 2026 are approximately $42 million and are expected to be financed through currently available cash and cash generated from operations.

During fiscal 2022, the Company paid $25 million to enter into a two-part forward contract which requires the Company to purchase the full equity interest in Wilson Wolf if certain annual revenue or EBITDA thresholds are met. During fiscal 2023, Wilson Wolf met the EBITDA target and the Company paid an additional $232 million to acquire 19.9% of Wilson Wolf. Since the first part of the forward contract has been triggered, the second part of the forward contract will automatically trigger, which requires the Company to acquire the remaining 80.1% of Wilson Wolf on December 31, 2027. The second part of the contract would be accelerated in advance of December 31, 2027 if Wilson Wolf meets certain financial milestones. As of June 30, 2025, the second milestones have not been met. The second option payment of approximately $1 billion plus potential contingent consideration is forecasted to occur between fiscal 2026 and fiscal 2028. During fiscal 2025 and 2024, the Company received distributions from Wilson Wolf of $7.3 million and $7.0 million, repectively.

Cash Flows From Financing Activities

In fiscal 2025, 2024, and 2023, the Company paid cash dividends of $50.4 million, $50.4 million, $50.3 million, respectively. The Board of Directors periodically considers the payment of cash dividends.

The Company received $51.7 million, $60.9 million, $29.8 million, for the exercise of options for 1,209,000, 2,240,000, and 1,578,000 shares of common stock in fiscal 2025, 2024 and 2023, respectively.

During fiscal 2025, 2024, and 2023, the Company repurchased $275.7 million, $80.0 million, and $19.6 million, respectively, in share repurchases included as a cash outflow within Financing Activities.

During fiscal 2025, 2024, and 2023, the Company drew $104.0 million, $225.0 million, and $619.7 million, respectively, under its revolving line-of-credit facility. Repayments of $77.0 million, $256.0 million, and $525.7 million were made on its line-of-credit in fiscal 2025, 2024, and 2023, respectively.

During fiscal 2025, 2024 and 2023, the Company paid $6.5 million, $21.9 million and $28.9 million, respectively, for taxes remitted on behalf of participants in net share settlement transactions, restricted stock, and restricted stock units.

The other financing activity during fiscal 2023 is primarily related to fees for the amended Credit Agreement that occurred in the first fiscal quarter. There was no comparable activity in fiscal 2025 or fiscal 2024.

CRITICAL ACCOUNTING POLICIES

Management's discussion and analysis of the Company's financial condition and results of operations are based upon the Company's Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates its estimates. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company has identified the policies outlined below as critical to its business operations and an understanding of results of operations. The listing is not intended to be a comprehensive list of all accounting policies; investors should also refer to Note 1 to the Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K.

Business Combinations

We allocate the purchase price of acquired businesses to the estimated fair values of the assets acquired and liabilities assumed as of the date of the acquisition. The calculations used to determine the fair value of the long-lived assets acquired, primarily intangible assets, can be complex and require significant judgment. We weigh many factors when completing these estimates including, but not limited to, the nature of the acquired company's business; its competitive position, strengths, and challenges; its historical financial position and performance; estimated customer retention rates; discount rates; and future plans for the combined entity. We may also engage independent valuation specialists, when necessary, to assist in the fair value calculations for significant acquired long-lived assets.

The fair value of acquired technology is generally the primary asset identified and therefore estimated using the multi-period excess earnings method. The multi-period excess earnings method model estimates revenues and cash flows derived from the primary asset and then deducts portions of the cash flow that can be attributed to supporting assets, such as trade names and in-process research and development, that contributed to the generation of the cash flows. The resulting cash flow, which is attributable solely to the primary asset acquired, is then discounted at a rate of return commensurate with the risk of the asset to calculate a present value. The trade name fair value is generally calculated using the relief from royalty method, which calculates the cost savings associated with owning rather than licensing the technology. Assumed royalty rates are applied to the projected revenues for the remaining useful life of the technology to estimate the royalty savings. In-process research and development assets are valued using the multi-period excess earnings method when the cash flows from the in-process research and development assets are separately identifiable from the primary asset. In circumstances that customer relationship assets are identified that are not the primary asset, they are valued using the distributor model income approach, which isolates revenues and cash flow associated with the sales and distribution function of the entity and attributable to customer-related assets, which are then discounted at a rate of return commensurate with the risk of the asset to calculate a present value.

We estimate the fair value of liabilities for contingent consideration by discounting to present value the probability weighted contingent payments expected to be made. For potential payments related to financial performance based milestones, projected revenue and/or EBITDA amounts, volatility and discount rates assumptions are included in the estimated amounts. For potential payments related to product development milestones, the fair value is based on the probability of achievement of such milestones. The excess of the purchase price over the estimated fair value of the net assets acquired is recorded as goodwill. Goodwill is not amortized, but is subject to impairment testing on at least an annual basis.

We are also required to estimate the useful lives of the acquired intangible assets, which determines the amount of acquisition-related amortization expense we will record in future periods. Each reporting period, we evaluate the remaining

useful lives of our amortizable intangibles to determine whether events or circumstances warrant a revision to the remaining period of amortization.

While we use our best estimates and assumptions, our fair value estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Any adjustments required after the measurement period are recorded in the Consolidated Statements of Earnings.

The judgments required in determining the estimated fair values and expected useful lives assigned to each class of assets and liabilities acquired can significantly affect net income. For example, different classes of assets will have useful lives that differ. Consequently, to the extent a longer-lived asset is ascribed greater value than a shorter-lived asset, net income in a given period may be higher. Additionally, assigning a lower value to amortizable intangibles would result in a higher amount assigned to goodwill. As goodwill is not amortized, this would benefit net income in a given period, although goodwill is subject to annual impairment analysis.

Impairment of Goodwill

Goodwill

Goodwill was $980.9 million as of June 30, 2025, which represented 38% of total assets. Goodwill is tested for impairment on an annual basis in the fourth quarter of each year, or more frequently if events occur or circumstances change that could indicate a possible impairment.

To analyze goodwill for impairment, we must assign our goodwill to individual reporting units. Identification of reporting units includes an analysis of the components that comprise each of our operating segments, which considers, among other things, the manner in which we operate our business and the availability of discrete financial information. Components of an operating segment are aggregated to form one reporting unit if the components have similar economic characteristics. We periodically review our reporting units to ensure that they continue to reflect the manner in which we operate our business.

The Company tests goodwill for impairment by either performing a qualitative evaluation or a quantitative test. The qualitative evaluation for goodwill is an assessment of factors including reporting unit specific operating results as well as industry and market conditions, overall financial performance, and other relevant events and factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. The Company may elect to bypass the qualitative assessment for its reporting units and perform a quantitative test.

The quantitative impairment test requires us to estimate the fair value of our reporting units based on the income approach. The income approach is a valuation technique under which we estimate future cash flows using the reporting unit's financial forecast from the perspective of an unrelated market participant. Using historical trending and internal forecasting techniques, we project revenue and apply our fixed and variable cost experience rate to the projected revenue to arrive at the future cash flows. A terminal value is then applied to the projected cash flow stream. Future estimated cash flows are discounted to their present value to calculate the estimated fair value. The discount rate used is the value-weighted average of our estimated cost of capital derived using both known and estimated customary market metrics. In determining the estimated fair value of a reporting unit, we are required to estimate a number of factors, including projected operating results, terminal growth rates, economic conditions, anticipated future cash flows, the discount rate and the allocation of shared or corporate items.

For fiscal 2025, we elected to perform a quantitative analysis for all five reporting units. The Company determined, after performing the quantitative analysis, there was no evidence that it is more likely than not that the fair value was less than the carrying amounts. During the fourth quarter of fiscal 2025, as part of restructuring actions, certain assets and liabilities associated with a disposal group in our Diagnostics and Spatial Biology segment were classified as held-for-sale as of May 31, 2025. Given the upcoming divestiture, the Company identified a triggering event and performed impairment testing during May 2025. The impairment test resulted in a total impairment charge of $83.1 million, which includes the allocated goodwill, which we have further described within Note 14. The Company did not identify any additional triggering events

after our annual goodwill impairment analysis through June 30, 2025, the date of our Consolidated Balance Sheets, that would require an additional goodwill impairment assessment to be performed.

For fiscal 2024, we elected to perform a qualitative analysis for all five reporting units. The Company determined, after performing the qualitative analysis, there was no evidence that it is more likely than not that the fair value was less than the carrying amounts, therefore, it was not necessary to perform a quantitative impairment test in fiscal 2024. During the second quarter of fiscal 2024, as part of restructuring actions, certain assets and liabilities associated with a disposal group in our Protein Sciences segment were classified as held-for-sale as of December 31, 2023. Given the upcoming divestiture, the Company identified a triggering event and performed impairment testing during the second half of fiscal 2024. The impairment test resulted in a total impairment charge of $22.0 million, which includes the allocated goodwill, which we have further described within Note 14. The Company did not identify any triggering events after our annual goodwill impairment analysis through June 30, 2024, the date of our Consolidated Balance Sheets, that would require an additional goodwill impairment assessment to be performed.

For fiscal 2023, we elected to perform a qualitative analysis for all five reporting units. The Company determined, after performing the qualitative analysis, there was no evidence that it was more likely than not that the fair value was less than the carrying amounts, therefore, it was not necessary to perform a quantitative impairment test in fiscal 2023. The Company did not identify any triggering events after our annual goodwill impairment analysis through June 30, 2023, the date of our Consolidated Balance Sheets, that would require an additional goodwill impairment assessment to be performed.

NEW ACCOUNTING PRONOUNCEMENTS

Information regarding the accounting policies adopted during fiscal 2025 and those not yet adopted can be found under caption "Note 1: Description of Business and Summary of Significant Accounting Policies" of the Notes to the Consolidated Financial Statements appear in Item 8 of this report.

SUBSEQUENT EVENTS

On August 5, 2025, the Company announced the execution of a definitive agreement to sell the Exosome Diagnostics business for $15 million including $5 million of stock of the acquiring company at closing with the remainder received over the following four years. The transaction is expected to close during the first quarter of fiscal 2026.

NON-GAAP FINANCIAL MEASURES

This Annual Report on Form 10-K, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7, contains financial measures that have not been calculated in accordance with accounting principles generally accepted in the U.S. (GAAP). These non-GAAP measures include:

- Organic growth
- Adjusted gross margin
- Adjusted operating margin
- Adjusted net earnings
- Adjusted effective tax rate

We provide these measures as additional information regarding our operating results. We use these non-GAAP measures internally to evaluate our performance and in making financial and operational decisions, including with respect to incentive compensation. We believe that our presentation of these measures provides investors with greater transparency with respect to our results of operations and that these measures are useful for period-to-period comparison of results.

Our non-GAAP financial measure of organic revenue represents revenue growth excluding revenue from acquisitions within the preceding 12 months, the impact of foreign currency, the impact of businesses held-for-sale, as well as the impact of partially-owned consolidated subsidiaries. Excluding these measures provides more useful period-to-period comparison of revenue results as it excludes the impact of foreign currency exchange rates, which can vary significantly from period to period, and revenue from acquisitions that would not be included in the comparable prior period. Revenues from businesses held-for-sale are excluded from our organic revenue calculation starting on the date they become held-for-sale as those revenues will not be comparative in future periods. Revenues from partially-owned subsidiaries consolidated in our financial statements are also excluded from our organic revenue calculation, as those revenues are not fully attributable to the Company. There was no revenue from partially-owned consolidated subsidiaries in fiscal 2025 and 2024 due to the sale of Eminence in the first quarter of fiscal 2023. Revenue from partially-owned consolidated subsidiaries was $2.0 million for fiscal 2023.

Our non-GAAP financial measures for adjusted gross margin, adjusted operating margin, and adjusted net earnings, in total and on a per share basis, exclude stock-based compensation, which is inclusive of the employer portion of payroll taxes on those stock awards, the costs recognized upon the sale of acquired inventory, amortization of acquisition intangibles, restructuring and restructuring-related costs, and other non-recurring items including non-recurring costs, goodwill and long-lived asset impairments, and gains. Stock-based compensation is excluded from non-GAAP adjusted net earnings because of the nature of this charge, specifically the varying available valuation methodologies, subjection assumptions, variety of award types, and unpredictability of amount and timing of employer related tax obligations. The Company excludes amortization of purchased intangible assets, purchase accounting adjustments, including costs recognized upon the sale of acquired inventory and acquisition-related expenses inclusive of the changes in fair value contingent consideration, and other non-recurring items including gains or losses on goodwill and long-lived asset impairment charges, and one-time assessments from this measure because they occur as a result of specific events, and are not reflective of our internal investments, the costs of developing, producing, supporting and selling our products, and the other ongoing costs to support our operating structure. We also exclude certain litigation charges which are facts and circumstances specific including costs to resolve litigation and legal settlement (gains and losses). In some cases, these costs may be a result of litigation matters at acquired companies that were not probable, inestimable, or unresolved at the time of acquisition. Costs related to restructuring and restructuring-related activities, including reducing overhead and consolidating facilities, are excluded because we believe they are not indicative of our normal operating costs. Additionally, these amounts can vary significantly from period to period based on current activity. The Company also excludes revenue and expense attributable to partially-owned consolidated subsidiaries as well as revenue and expense attributable to businesses held-for-sale in the calculation of our non-GAAP financial measures.

The Company's non-GAAP adjusted operating margin and adjusted net earnings, in total and on a per share basis, also excludes acquisition related expenses inclusive of the changes in fair value of contingent consideration, gain and losses from investments, as they are not part of our day-to-day operating decisions (excluding our equity method investment in Wilson Wolf as it is certain to be acquired in the future), certain adjustments to income tax expense, and other non-recurring items including certain costs related to the transition to a new CEO. Additionally, gains and losses from investments that are either isolated or cannot be expected to occur again with any predictability are excluded. The Company independently calculates a non-GAAP adjusted tax rate to be applied to the identified non-GAAP adjustments considering the impact of discrete items on these adjustments and the jurisdictional mix of the adjustments. In addition, the tax impact of other discrete and non-recurring charges which impact our reported GAAP tax rate are adjusted from net earnings. We believe these tax items can significantly affect the period-over-period assessment of operating results and not necessarily reflect costs and/or income associated with historical trends and future results.

The Company periodically reassesses the components of our non-GAAP adjustments for changes in how we evaluate our performance, changes in how we make financial and operational decisions, and considers the use of these measures by our competitors and peers to ensure the adjustments are still relevant and meaningful.

Readers are encouraged to review the reconciliations of the adjusted financial measures used in management's discussion and analysis of the financial condition of the Company to the most directly comparable GAAP financial measures provided within the Company's Consolidated Financial Statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES
ABOUT MARKET RISK

The Company operates internationally, and thus is subject to potentially adverse movements in foreign currency exchange rates. Approximately 32% of the Company's consolidated net sales in fiscal 2025 were made in foreign currencies, including 15% in euro, 4% in British pound sterling, 5% in Chinese yuan, 3% in Canadian dollars, 1% in Swiss francs, and the remaining 4% in other currencies. The Company is exposed to market risk primarily from foreign exchange rate fluctuations of the euro, British pound sterling, Chinese yuan, Canadian dollar, and Swiss franc as compared to the U.S. dollar as the financial position and operating results of the Company's foreign operations are translated into U.S. dollars for consolidation.

Month-end exchange rates between the euro, British pound sterling, Chinese yuan, Canadian dollar, Swiss franc and the U.S. dollar, which have not been weighted for actual sales volume in the applicable months in the periods, were as follows:

		Year Ended June 30,				
		2025		2024		2023
Euro						
High	$	1.17	$	1.10	$	1.10
Low		1.04		1.06		0.98
Average		1.09		1.08		1.05
British pound sterling						
High	$	1.37	$	1.29	$	1.27
Low		1.24		1.22		1.11
Average		1.30		1.26		1.21
Chinese yuan						
High	$	0.14	$	0.14	$	0.15
Low		0.14		0.14		0.14
Average		0.14		0.14		0.14
Canadian dollar						
High	$	0.74	$	0.76	$	0.78
Low		0.69		0.72		0.73
Average		0.72		0.74		0.74
Swiss franc						
High	$	1.26	$	1.19	$	1.12
Low		1.10		1.09		1.00
Average		1.16		1.13		1.07

The Company's exposure to foreign exchange rate fluctuations also arises from trade receivables and intercompany payables denominated in one currency in the financial statements, but receivable or payable in another currency.

The Company does not enter into foreign currency forward contracts to reduce its exposure to foreign currency rate changes on forecasted intercompany sales transactions or on intercompany foreign currency denominated balance sheet positions. Foreign currency transaction gains and losses are included in Other non-operating (income) expense, net in the Consolidated Statements of Earnings and Comprehensive Income. The effect of translating net assets of foreign subsidiaries into U.S. dollars are recorded on the Consolidated Balance Sheets as part of Accumulated other comprehensive loss.

The effects of a hypothetical simultaneous 10% appreciation in the U.S. dollar from June 30, 2025 levels against the euro, British pound sterling, Chinese yuan, Canadian dollar and Swiss francs are as follows (in thousands):

Decrease in translation of earnings of foreign subsidiaries	$	4,166
Decrease in translation of net assets of foreign subsidiaries		60,580
Additional transaction gain		(698)

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index of Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors
Bio-Techne Corporation:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Bio-Techne Corporation and subsidiaries (the Company) as of June 30, 2025 and June 30, 2024, the related consolidated statements of earnings and comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended June 30, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025 and June 30, 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of June 30, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated August 22, 2025 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Sufficiency of audit evidence over net sales

As discussed in Note 2 to the Company's consolidated financial statements, the Company recognizes revenue for sales of consumables and instruments at a point in time following the transfer of control of such products to the customer. The Company recorded $1,219.6 million of net sales for the year ended June 30, 2025.

We identified the evaluation of the sufficiency of audit evidence over net sales as a critical audit matter. Evaluating the sufficiency of audit evidence obtained required especially subjective auditor judgment because of the dispersion of the Company's net sales generating activities across locations. This included determining the Company locations at which procedures were performed.

The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to determine the nature and extent of procedures to be performed over net sales, including the determination of the Company locations at which those procedures were to be performed. At each Company location where procedures were performed, we evaluated the design and tested the operating effectiveness of certain internal controls over the Company's net sales processes, including the Company's controls over the accurate recording of sales amounts. We 1) performed software-assisted data analyses to test the relationships among certain sales transactions and 2) assessed the recorded net sales for a selection of transactions by comparing the amounts recognized for consistency with underlying documentation, including contracts with customers, shipping documentation, customer acceptance, and payments.

We evaluated the sufficiency of audit evidence obtained by assessing the results of procedures performed, including the nature and extent of such evidence.

/s/ KPMG LLP

We have served as the Company's auditor since 2002.

Minneapolis, Minnesota
August 22, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors
Bio-Techne Corporation:

Opinion on Internal Control Over Financial Reporting

We have audited Bio-Techne Corporation and subsidiaries' (the Company) internal control over financial reporting as of June 30, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of June 30, 2025 and 2024, the related consolidated statements of earnings and comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended June 30, 2025, and the related notes (collectively, the consolidated financial statements), and our report dated August 22, 2025 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Controls and Procedures. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP
Minneapolis, Minnesota
August 22, 2025

CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
Bio-Techne Corporation and Subsidiaries
(in thousands, except per share data)

	Year Ended June 30,		
	2025	2024	2023
Net sales	$ 1,219,635	$ 1,159,060	$ 1,136,702
Cost of sales	429,363	389,335	366,887
Gross margin	790,272	769,725	769,815
Operating expenses:			
Selling, general and administrative	588,521	466,375	378,378
Research and development	99,496	96,664	92,493
Total operating expenses	688,017	563,039	470,871
Operating income	102,255	206,686	298,944
Other income (expense)			
Interest expense	(8,509)	(15,736)	(11,215)
Interest income	3,886	3,323	3,410
Other non-operating income (expense), net	831	(8,584)	47,520
Total other income (expense), net	(3,792)	(20,997)	39,715
Earnings before income taxes	98,463	185,689	338,659
Income taxes	25,063	17,584	53,217
Net earnings	73,400 $	168,105 $	285,442
Net earnings attributable to noncontrolling interest	—	—	179
Net earnings attributable to Bio-Techne	$ 73,400	168,105	285,263
Other comprehensive income (loss):			
Foreign currency translation income (loss)	24,002	(7,492)	4,191
Foreign currency translation reclassified to earnings with Eminence deconsolidation	—	—	119
Unrealized gains (losses) on derivative instruments - cash flow hedges, net of tax	(5,566)	(4,760)	4,793
Other comprehensive income (loss)	18,436	(12,252)	9,103
Other comprehensive income (loss) attributable to noncontrolling interest	—	—	(33)
Other comprehensive income (loss) attributable to Bio-Techne	18,436	(12,252)	9,136
Comprehensive income	$ 91,836 $	155,853 $	294,399
Earnings per share:			
Basic	$ 0.47 $	1.07 $	1.81
Diluted	$ 0.46 $	1.05 $	1.76
Weighted average common shares outstanding:			
Basic	157,521	157,708	157,179
Diluted	159,717	160,774	161,855

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS
Bio-Techne Corporation and Subsidiaries
(in thousands, except share and per share data)

	June 30,	
	2025	2024
ASSETS		
Current assets:		
Cash and cash equivalents	$ 162,186	$ 151,791
Short-term available-for-sale investments	—	1,072
Accounts receivable, less allowances of $4,215 and $4,386, respectively	206,876	241,394
Inventories	189,446	179,731
Current assets held-for-sale	12,332	9,773
Other current assets	37,460	33,658
Total current assets	608,300	617,419
Property and equipment, net	245,719	251,154
Right-of-use assets	73,399	91,285
Goodwill	980,935	972,663
Intangible assets, net	365,599	507,081
Deferred tax asset	10,307	—
Other assets	273,609	264,265
Total assets	$ 2,557,868	$ 2,703,867
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Trade accounts payable	$ 25,311	$ 37,968
Salaries, wages and related accruals	65,791	49,818
Accrued expenses	25,663	24,886
Contract liabilities	32,571	27,930
Income taxes payable	10,770	3,706
Operating lease liabilities - current	14,098	12,920
Other current liabilities	1,645	2,151
Total current liabilities	175,849	159,379
Deferred income taxes	6,169	55,863
Long-term debt obligations	346,000	319,000
Operating lease liabilities	83,960	87,618
Other long-term liabilities	27,082	13,157
Shareholders' equity:		
Undesignated capital stock, no par; authorized 5,000,000 shares; none issued or outstanding	—	—
Common stock, par value $.01 per share; authorized 400,000,000; issued and outstanding 154,972,196 and 158,216,258, respectively	1,550	1,582
Additional paid-in capital	911,089	820,337
Retained earnings	1,066,049	1,325,247
Accumulated other comprehensive loss	(59,880)	(78,316)
Total shareholders' equity	1,918,808	2,068,850
Total liabilities and shareholders' equity	$ 2,557,868	$ 2,703,867

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Bio-Techne Corporation and Subsidiaries
(in thousands)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest	Total
	Shares	Amount					
Balances at June 30, 2022	156,644	$ 1,566	$ 652,467	$ 1,122,937	$ (75,200)	$ (759)	$ 1,701,011
Reclassification of cumulative translation adjustment for Eminence to non-operating income					152	(33)	119
Elimination of noncontrolling equity interest from sale of Eminence						613	613
Net earnings				285,263		179	285,442
Other comprehensive income					8,984		8,984
Share repurchases	(222)	(2)		(19,560)			(19,562)
Common stock issued for exercise of options	1,083	10	24,942	(22,163)			2,789
Common stock issued for restricted stock awards	63	1	(1)	(6,731)			(6,731)
Cash dividends				(50,285)			(50,285)
Stock-based compensation expense			38,315				38,315
Common stock issued to employee stock purchase plan	74	1	4,905				4,906
Employee stock purchase plan expense			915				915
Balances at June 30, 2023	157,642	$ 1,576	$ 721,543	$ 1,309,461	$ (66,064)	$ —	$ 1,966,516
Net earnings				168,105			168,105
Other comprehensive loss					(12,252)		(12,252)
Share repurchases	(1,397)	(14)		(80,028)			(80,042)
Common stock issued for exercise of options	1,811	18	56,409	(16,534)			39,893
Common stock issued for restricted stock awards	91	1	(1)	(5,338)			(5,338)
Cash dividends				(50,419)			(50,419)
Stock-based compensation expense			37,136				37,136
Common stock issued to employee stock purchase plan	69	1	4,344				4,345
Employee stock purchase plan expense			906				906
Balances at June 30, 2024	158,216	$ 1,582	$ 820,337	$ 1,325,247	$ (78,316)	$ —	$ 2,068,850
Net earnings				73,400			73,400
Other comprehensive income					18,436		18,436
Share repurchases	(4,550)	(45)	(1,807)	(275,686)			(277,538)
Common stock issued for exercise of options	1,138	11	47,258	(2,358)			44,911
Common stock issued for restricted stock awards	90	1	(1)	(4,163)			(4,163)
Cash dividends				(50,391)			(50,391)
Stock-based compensation expense			40,008				40,008
Common stock issued to employee stock purchase plan	78	1	4,469				4,470
Employee stock purchase plan expense			825				825
Balances at June 30, 2025	154,972	$ 1,550	$ 911,089	$ 1,066,049	$ (59,880)	$ —	$ 1,918,808

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Bio-Techne Corporation and Subsidiaries
(in thousands)

		Year Ended June 30,	
	2025	**2024**	**2023**
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net earnings	$ 73,400 $	168,105 $	285,442
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	109,903	111,711	107,238
Costs recognized on sale of acquired inventory	751	729	400
Deferred income taxes	(51,107)	(39,447)	(29,567)
Stock-based compensation expense	40,833	38,042	39,230
Fair value adjustment to contingent consideration payable	—	(3,500)	(12,100)
Gain on sale of CCXI investment	—	—	(37,176)
(Gain) Loss on equity method investment	(938)	6,841	1,143
Asset impairment restructuring	21,312	2,634	
Gain on sale of Eminence	—	—	(11,682)
Leases, net	685	1,708	2,059
Impairment of assets held-for-sale	80,503	21,963	—
Other operating activity	675	301	(17)
Change in operating assets and operating liabilities, net of acquisition:			
Trade accounts and other receivables, net	34,132	(20,533)	(20,867)
Inventories	(18,144)	(14,215)	(30,167)
Prepaid expenses	(14,372)	(3,146)	(4,585)
Trade accounts payable, accrued expenses, contract liabilities, and other	(13,954)	25,769	(7,908)
Salaries, wages and related accruals	15,408	12,618	(24,558)
Income taxes receivable	8,469	(10,599)	(2,492)
Net cash provided by (used in) operating activities	287,556	298,981	254,393
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from sale of available-for-sale investments	1,085	28,083	35,236
Purchases of available-for-sale investments	—	(5,526)	(20,500)
Proceeds from sale of CCXI investment	—	—	73,219
Additions to property and equipment	(31,006)	(62,877)	(38,244)
Acquisitions, net of cash acquired	—	(169,707)	(101,184)
Distributions from (Investments in) Wilson Wolf	7,291	6,997	(232,000)
Proceeds from sale of Eminence	—	—	17,824
Investment in Spear Bio	(15,000)	—	—
Proceeds from sale of assets held-for-sale	2,447	—	—
Net cash provided by (used in) investing activities	(35,183)	(203,030)	(265,649)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Cash dividends	(50,391)	(50,419)	(50,285)
Proceeds from stock option exercises	51,739	60,935	29,813
Re-purchases of common stock	(275,731)	(80,042)	(19,562)
Borrowings under line-of-credit agreement	104,000	225,000	619,661
Repayments of long-term debt	(77,000)	(256,000)	(525,661)
Taxes paid on RSUs and net share settlements	(6,522)	(21,872)	(28,893)
Other financing activity	—	—	(2,457)
Net cash provided by (used in) financing activities	(253,905)	(122,398)	22,616
Effect of exchange rate changes on cash and cash equivalents	11,927	(2,333)	(3,356)
Net change in cash and cash equivalents	10,395	(28,780)	8,004
Cash and cash equivalents at beginning of period	151,791	180,571	172,567
Cash and cash equivalents at end of period	$ 162,186 $	151,791 $	180,571

See Notes to Consolidated Financial Statements.

Years ended June 30, 2025, 2024 and 2023

Note **1.** *Description of Business and Summary of Significant Accounting Policies:*

Description of business: Bio-Techne and its subsidiaries, collectively doing business as Bio-Techne Corporation (the Company), develop, manufacture and sell life science reagents, instruments and services for the research and clinical diagnostic markets worldwide. With our deep product portfolio and application expertise, we sell integral components of scientific investigations into biological processes and molecular diagnostics, revealing the nature, diagnosis, etiology and progression of specific diseases. Our products aid in drug discovery efforts and provide the means for accurate clinical tests and diagnoses.

At the 2022 annual meeting of shareholders of the Company held on October 27, 2022, the shareholders approved an amendment and restatement of the Company's articles of incorporation to increase the number of authorized shares of the Company's common stock from 100,000,000 to 400,000,000. On November 1, 2022, the Company's Board of Directors approved and declared a four-for-one split of the Company's common stock in the form of a stock dividend. Each stockholder of record on November 14, 2022 received three additional shares of common stock for each then-held share, which were distributed after close of trading on November 29, 2022. All share and per share amounts presented herein have been retroactively adjusted to reflect the impact of the stock split.

Use of estimates: The preparation of Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the Consolidated Financial Statements, and the reported amounts of revenues and expenses during the reporting period. These estimates include the valuation of accounts receivable, available-for-sale investments, inventory, intangible assets, contingent consideration, stock-based compensation and income taxes. Actual results could differ from these estimates.

Principles of consolidation: The Consolidated Financial Statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated. As Eminence met the criteria for consolidation, the transaction was accounted for in accordance with *Accounting Standards Codification* (ASC) *805, Business Combinations*. In applying ASC *805* to the transaction, the Company has elected to include Eminence in our Consolidated Financial Statements on a one month lag. As noted below, Eminence was sold during the first fiscal quarter of 2023.

Equity method investments: The Company accounts for its equity method investments in accordance with ASC *323, Investments - Equity Method and Joint Ventures.* The Company initially records its equity method investments at the amount of the Company's investment and adjusts each period for the Company's share of the investee's income or loss and dividends paid. Distributions from the equity method investee are accounted for using the cumulative earnings approach on the Consolidated Statements of Cash Flows.

In December 2021, the Company paid $25 million to enter into a two-part forward contract which requires the Company to make an initial ownership investment followed by purchase of full equity interest in Wilson Wolf if certain annual revenue or annual EBITDA thresholds are met. Wilson Wolf is a leading manufacturer of cell culture devices, including the G-Rex product line. The first part of the forward contract was triggered upon Wilson Wolf achieving approximately $92 million in annual revenue or $55 million in EBITDA at any point prior to December 31, 2027. During the quarter ended March 31, 2023, the Company determined that Wilson Wolf had met the EBITDA target. On March 31, 2023, the Company paid an additional $232 million to acquire 19.9% of Wilson Wolf, which is accounted for as an equity method investment.

Since the first part of the forward contract has been triggered, the second part of the forward contract will automatically trigger, and requires the Company to acquire the remaining equity interest in Wilson Wolf on December 31, 2027 based on a revenue multiple of approximately 4.4 times trailing twelve month revenue. The second part of the contract would be accelerated in advance of December 31, 2027, if Wilson Wolf meets its second milestone of approximately $226 million

in annual revenue or $136 million in annual EBITDA. If the second milestone is achieved, the forward contract requires the Company to pay approximately $1 billion plus potential consideration for revenue in excess of the revenue milestone.

Translation of foreign financial statements: Assets and liabilities of the Company's foreign operations are translated at year-end rates of exchange and the resulting gains and losses arising from the translation of net assets located outside the U.S. are recorded as Other comprehensive income (loss) on the Consolidated Statements of Earnings and Comprehensive Income. The cumulative translation adjustment is a component of Accumulated other comprehensive loss on the Consolidated Balance Sheets. Foreign statements of earnings are translated at the average rate of exchange for the year. Foreign currency transaction gains and losses are included in Other non-operating income (expense), net in the Consolidated Statements of Earnings and Comprehensive Income.

Revenue recognition: ASC 606 provides revenue recognition guidance for any entity that enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of non-financial assets, unless those contracts are within the scope of other accounting standards. The core principle of *ASC 606* is that revenue should be recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Refer to Note 2 for additional information regarding our revenue recognition policy under *ASC 606*.

Research and development: Research and development expenditures are expensed as incurred. Development activities generally relate to creating new products, improving or creating variations of existing products, or modifying existing products to meet new applications.

Advertising costs: Advertising expenses were $3.2 million, $4.1 million, and $4.8 million for fiscal 2025, 2024, and 2023, respectively. Advertising expenditures are expensed as incurred.

Income taxes: The Company uses the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized to record the income tax effect of temporary differences between the tax basis and financial reporting basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Tax positions taken or expected to be taken in a tax return are recognized in the financial statements when it is more likely than not that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. The Company recognizes interest and penalties related to unrecognized tax benefits in income tax expense. Refer to Note 12 for additional information regarding income taxes.

Comprehensive income: Comprehensive income includes charges and credits to shareholders' equity that are not the result of transactions with shareholders. Our total comprehensive income consists of net income, unrealized gains and losses on derivative instruments, and foreign currency translation adjustments. The items of comprehensive income, with the exception of net income, are included in Accumulated other comprehensive loss in the Consolidated Balance Sheets and Consolidated Statements of Shareholders' Equity. Any tax effects, if applicable, associated with reclassifications of accumulated other comprehensive income to net income are reflected in the provision for income taxes.

Cash and cash equivalents: Cash and cash equivalents include cash on hand and highly-liquid investments with original maturities of three months or less.

Available-for-sale investments: Available-for-sale investments consist of debt instruments with original maturities of generally three months to less than one-year and equity securities. Available-for-sale investments are recorded based on trade-date. The Company considers all of its marketable securities available-for-sale and reports them at fair value. Unrealized gains and losses on our available-for-sale securities are included within Other income (expense).

Trade accounts receivable and allowances: Trade accounts receivable are initially recorded at the invoiced amount upon the sale of goods or services to customers, and they do not bear interest. They are stated net of allowances for doubtful accounts, which represent estimated losses resulting from the inability of customers to make the required payments. When determining the allowances for doubtful accounts, we take several factors into consideration, including the overall

composition of accounts receivable aging, our prior history of accounts receivable write-offs, the type of customer and our day-to-day knowledge of specific customers. Changes in the allowances for doubtful accounts are included in Selling, general, & administrative expense in our Consolidated Statements of Earnings and Comprehensive Income. The point at which uncollected accounts are written off varies by type of customer. The Company does not have material long-term customer receivables.

Inventories: Inventories are stated at the lower of cost (first-in, first-out method) or net realizable value. The Company regularly reviews inventory on hand for slow-moving and obsolete inventory, inventory not meeting quality control standards and inventory subject to expiration.

For certain proteins, antibodies, and chemically based manufactured products, the Company produces larger batches of established products than current sales requirements due to economies of scale through a highly controlled manufacturing process. Accordingly, the manufacturing process for these products has and will continue to produce quantities in excess of forecasted usage. The Company forecasts usage for its products based on several factors including historical demand, current market dynamics, and technological advances. The Company forecasts product usage on an individual product level for a period that is consistent with our ability to reasonably forecast inventory usage for that product. There have been no material changes to the Company's estimates of the net realizable value for excess and obsolete inventory or other types of inventory reserves and inventory cost adjustments in the fiscal years presented. Additionally, current and historical reserves recorded to reduce the cost of inventory to its net realizable value become part of the new cost basis for the inventory item in accordance with *ASC 330 - Inventory*.

Property and equipment: Property and equipment are recorded at cost. Equipment is depreciated using the straight-line method over an estimated useful life of 3 to 5 years. Buildings, building improvements and leasehold improvements are depreciated over estimated useful lives of 5 to 40 years.

Contingencies: The Company records a liability in the Consolidated Financial Statements on an undiscounted basis for loss contingencies related to legal actions when a loss is known or considered probable and the amount may be reasonably estimated. If the reasonable estimate of a known or probable loss is a range, and no amount within the range is a better estimate than any other, the minimum amount of the range is accrued. If a loss is reasonably possible but not known or probable, and the amount may be reasonably estimated, the estimated loss or range of loss is disclosed.

Contingent Consideration: Contingent Consideration relates to the potential payment for an acquisition that is contingent upon the achievement of the acquired business meeting certain product development milestones and/or certain financial performance milestones. The Company records contingent consideration at fair value at the date of acquisition based on the consideration expected to be transferred. For potential payments related to financial performance milestones, we use a real option model in calculating the fair value of the contingent consideration liabilities. The assumptions utilized in the calculation based on financial performance milestones include projected revenue and/or EBITDA amounts, volatility and discount rates. For potential payments related to product development milestones, we estimated the fair value based on the probability of achievement of such milestones. The assumptions utilized in the calculation of the acquisition date fair value include probability of success and the discount rates. Contingent consideration involves certain assumptions requiring significant judgment and actual results may differ from assumed and estimated amounts. Contingent consideration is remeasured each reporting period, and subsequent changes in fair value, including accretion for the passage of time, are recognized within Selling, general and administrative in the Consolidated Statements of Earnings and Comprehensive Income.

Intangible assets: Intangible assets are stated at historical cost less accumulated amortization. Amortization expense is generally determined on the straight-line basis over periods ranging from 1 year to 20 years. Each reporting period, we evaluate the remaining useful lives of our amortizable intangibles to determine whether events or circumstances warrant a revision to the remaining period of amortization. If our estimate of an asset's remaining useful life is revised, the remaining carrying amount of the asset is amortized prospectively over the revised remaining useful life.

Impairment of long-lived assets and amortizable intangibles: We evaluate the recoverability of property, plant, equipment and amortizable intangibles whenever events or changes in circumstances indicate that an asset's carrying amount may not be recoverable. Such circumstances could include, but are not limited to, (1) a significant decrease in the market value of an asset, (2) a significant adverse change in the extent or manner in which an asset is used or in its physical condition,

or (3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of an asset. We compare the carrying amount of the asset to the estimated undiscounted future cash flows associated with it. If the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds the fair value of the asset. As quoted market prices are not available for the majority of our assets, the estimate of fair value is based on various valuation techniques, including the discounted value of estimated future cash flows.

The evaluation of asset impairment requires us to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. During the second quarter of fiscal 2024 there was a triggering event for the assets and liabilities associated with a disposal group in our Protein Sciences segment that were classified as held-for-sale. During the fourth quarter of fiscal 2025 there was a triggering event for the assets and liabilities associated with a disposal group in our Diagnostics & Spatial Biology segment that were classified as held-for-sale. See Note 14 for additional details. No other triggering events were identified for property, plant, and equipment or amortizable intangibles during fiscal 2025, 2024, and 2023.

Impairment of goodwill and indefinite-lived intangible assets: We evaluate the carrying value of goodwill and indefinite-lived intangible assets during the fourth quarter each year and between annual evaluations if events occur or circumstances change that would indicate a possible impairment. Such circumstances could include, but are not limited to, (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, (3) an adverse action or assessment by a regulator, or (4) an adverse change in market conditions that are indicative of a decline in the fair value of the assets.

To analyze goodwill, we must assign our goodwill to individual reporting units. Identification of reporting units includes an analysis of the components that comprise each of our operating segments, which considers, among other things, the manner in which we operate our business and the availability of discrete financial information. Components of an operating segment are aggregated to form one reporting unit if the components have similar economic characteristics. We periodically review our reporting units to ensure that they continue to reflect the manner in which we operate our business. The Company had five reporting units for our 2025, 2024, and 2023 goodwill impairment assessment performed on April 1 of each of the respective fiscal years, the date of our annual goodwill impairment assessment.

The Company tests goodwill for impairment by either performing a qualitative evaluation or a quantitative test. The qualitative evaluation for goodwill is an assessment of factors including reporting unit specific operating results as well as industry and market conditions, overall financial performance, and other relevant events and factors to determine whether it is more likely than not that the fair values of a reporting unit is less than its carrying amount, including goodwill. The Company may elect to bypass the qualitative assessment for its reporting units and perform a quantitative test.

The quantitative impairment test requires us to estimate the fair value of our reporting units based the income approach. The income approach is a valuation technique under which we estimate future cash flows using the reporting unit's financial forecast from the perspective of an unrelated market participant. Using historical trending and internal forecasting techniques, we project revenue and apply our fixed and variable cost experience rate to the projected revenue to arrive at the future cash flows. A terminal value is then applied to the projected cash flow stream. Future estimated cash flows are discounted to their present value to calculate the estimated fair value. The discount rate used is the value-weighted average of our estimated cost of capital derived using both known and estimated customary market metrics. In determining the estimated fair value of a reporting unit, we are required to estimate a number of factors, including projected operating results, terminal growth rates, economic conditions, anticipated future cash flows, the discount rate and the allocation of shared or corporate items.

In our fiscal 2025 annual goodwill impairment assessment, we elected to perform a quantitative assessment for all five of our reporting units. No impairment was identified as part of the analysis performed as the fair value of each of the reporting units exceeded the carrying value. The Company did identify a triggering event related to a business held-for-sale, described in Note 14, in the fourth quarter after our annual goodwill impairment assessment, that led to an impairment of allocated goodwill.

For fiscal 2024 and 2023, we elected to perform a qualitative analysis for all five reporting units. The Company determined, after performing the qualitative analysis, there was no evidence that it is more likely than not that the fair value was less

than the carrying amounts, therefore, it was not necessary to perform a quantitative impairment test in fiscal 2024 and 2023. There was a triggering event related to a business held-for-sale described later in this note, leading to an impairment of allocated goodwill during the second half of fiscal 2024. The Company did not identify any triggering events after our annual goodwill impairment analysis through June 30, 2024 and 2023, the date of our Consolidated Balance Sheets, that would require an additional goodwill impairment assessment to be performed.

For fiscal 2024, the Company also performed a qualitative assessment of the acquired in-process research and development assets to determine whether changes in events, circumstances, or the probability of successful development and commercialization of the assets indicated that it is more likely than not that the fair value of the acquired assets are less than its carrying amount. Based on the analysis, the Company determined there was no indication of impairment of the indefinite-lived intangible asset. This in-process research and development was placed into service during the fourth quarter of fiscal 2024 and will begin amortization over its expected useful life.

On September 1, 2022, the Company completed the sale of its equity shares of Eminence for approximately $17.8 million to a third party. Eminence was considered a variable-interest entity that was fully consolidated in our financial statements. Prior to the sale, Eminence had revenue of $2.0 million for the first fiscal quarter of 2023 within our Protein Sciences segment. As a result of the sale of the business, the Company recorded a gain of $11.7 million within the Other income (expense) line in the Consolidated Statements of Earnings and Comprehensive Income. Prior to the sale of Eminence, a triggering event was identified in the second quarter of fiscal 2022 and impairment testing was performed as Eminence was forecasted to not have sufficient cash to execute on their growth plan combined with their inability to secure additional financing. Our impairment testing resulted in a full impairment of the Eminence goodwill and intangibles assets for charges of $8.3 million and $8.6 million, respectively, for fiscal 2022. The Company also recognized inventory and fixed asset impairment charges of $0.9 million and $0.9 million, respectively. These impairment charges were recorded within the Selling, general and administrative line in the Consolidated Statements of Earnings and Comprehensive Income for fiscal 2022. In the fourth quarter of fiscal 2022, Eminence was able to secure cash deposits on future orders to provide funding for their operations. This delay in liquidation allowed time for securing of additional investor financing which coincided with the sale of the Company's investment.

Restructuring actions: Restructuring actions generally include significant actions involving employee-related severance charges, contract termination costs, and impairments and disposals of assets associated with such actions. Employee-related severance charges are based upon distributed employment policies and substantive severance plans. These charges are reflected in the quarter when the actions are probable and the amounts are estimable, which typically is when management approves the associated actions. Asset-related and other charges include impairment of right-of-use assets, leasehold improvements, other asset write-downs associated with combining operations, disposal of assets and other exit costs. Other costs also includes restructuring-related charges, which are incremental costs incurred directly supporting business transformation initiatives tied to the restructuring action. Refer to Note 14 for additional information regarding restructuring actions.

Legal Matters: The Company and its affiliates are involved in a number of legal actions from time to time involving product liability, employment, intellectual property and commercial disputes, shareholder related matters, environmental proceedings, tax disputes, and governmental proceedings and investigations. With respect to governmental proceedings and investigations, like other companies in our industry, the Company is subject to extensive regulation by national, state, and local governmental agencies in the United States and in other jurisdictions in which the Company and its affiliates operate. The Company's standard practice is to cooperate with regulators and investigators in responding to inquiries. The outcomes of legal actions are not within the Company's complete control and may not be known for prolonged periods of time. In some actions, the enforcement agencies or private claimants seek damages, as well as other remedies (including injunctions barring the sale of products that are the subject of the proceeding), that could require significant expenditures, result in lost revenues, or limit the Company's ability to conduct business in the applicable jurisdictions.

The Company records a liability in the Consolidated Financial Statements on an undiscounted basis for loss contingencies related to legal actions when a loss is known or considered probable and the amount may be reasonably estimated. If the reasonable estimate of a known or probable loss is a range, and no amount within the range is a better estimate than any other, the minimum amount of the range is accrued. If a loss is reasonably possible but not known or probable, and may be reasonably estimated, the estimated loss or range of loss is disclosed. When determining the

estimated loss or range of loss, significant judgment is required. Estimates of probable losses resulting from litigation and governmental proceedings involving the Company are inherently difficult to predict, particularly when the matters are in early procedural stages with incomplete scientific facts or legal discovery, involve unsubstantiated or indeterminate claims for damages, potentially involve penalties, fines or punitive damages, or could result in a change in business practice. The Company classifies certain specified litigation charges and gains related to significant legal matters as certain litigation charges in the Consolidated Statements of Earnings and Comprehensive Income.

In August 2024, 791,204 shares of outstanding vested stock options related to former employees expired, which have now been excluded from the Company's dilutive EPS calculation for fiscal 2025. Of the 791,204 shares, 779,084 shares belonged to the Company's former CEO. The expiration date of these options was previously under dispute. The dispute with the former CEO was resolved through a binding arbitration award during the quarter ended March 31, 2025 for which the Company paid $37.2 million inclusive of interest and legal fees. The dispute regarding the remaining 12,120 shares was resolved during the quarter ended March 31, 2025 resulting in total payments of $0.5 million.

During fiscal 2025 and 2024, the Company recognized $41.8 million and $3.5 million, respectively, of certain litigation charges. There was no comparable activity in fiscal 2023. As of each of the balance sheet dates presented, there was no accrued litigation. The ultimate cost to the Company with respect to accrued litigation could be materially different than the amount of the current estimates and accruals and could have a material adverse impact on the Company's consolidated earnings, financial position, and/or cash flows. The Company includes accrued litigation in Other current liabilities and Other liabilities on the Consolidated Balance Sheets. While it is not possible to predict the outcome for most of the legal matters discussed below, the Company believes it is possible that the costs associated with these matters could have a material adverse impact on the Company's consolidated earnings, financial position, and/or cash flows.

Intellectual Property Matters: At any given time, the Company is involved in litigation relating to patents, trademarks, copyrights, trade secrets, and other intellectual property (IP) rights, and licenses, acquisitions or other agreements related to such rights. This litigation includes, but it not limited to, alleged infringement or misappropriation of IP rights, or breach of obligations related to IP rights, or other claims asserted by competitors, individuals, or entities created specifically to fund IP litigation. While the outcome of these litigation matters is inherently uncertain, it is possible that the results of such litigation could require the Company to pay significant monetary damages.

Other Significant Accounting Policies

The following table includes a reference to additional significant accounting policies that are described in other notes to the financial statements, including the note number:

Policy	Note
Fair value measurements	5
Leases	7
Earnings per share	9
Share-based compensation	10
Operating segments	13

Newly Adopted Accounting Standards

In November 2023, the FASB issued *ASU 2023-07, Improvements to Reportable Segment Disclosures (Topic 280)*, which requires incremental disclosures on reportable segments, primarily through enhanced disclosures on significant segment expenses. The Company adopted this guidance beginning with this annual report and this guidance will be applied to interim periods starting in fiscal 2026 on a retrospective basis. Refer to Note 13 for our segment reporting disclosures.

Not Yet Adopted Accounting Pronouncements

In December 2023, the FASB issued *ASU 2023-09, Improvements to Income Tax Disclosures (Topic 740)*, which requires incremental annual disclosures on income taxes, including rate reconciliations, income taxes paid, and other disclosures.

The Company will adopt this guidance beginning in the fourth quarter of fiscal 2026 for our annual report. This accounting standard will increase disclosures in the Company's annual reporting but will have no impact on reported income tax expense or related income tax assets or liabilities.

In November 2024, the FASB issued *ASU 2024-03, Income Statement –Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40)*, which requires incremental disclosures on purchases of inventory, employee compensation, depreciation, intangible asset amortization, and other expenses. The Company will adopt this guidance beginning with our annual report for fiscal 2027. This accounting standard will increase disclosures in the Company's annual reporting but will have no impact on reported income statement expenses.

Other than the items noted above, there have been no new accounting pronouncements not yet effective that we believe have a significant impact, or potential significant impact, on our Consolidated Financial Statements.

Note 2. Revenue Recognition:

Consumables revenues consist of specialized proteins, immunoassays, antibodies, reagents, blood chemistry and blood gas quality controls, and hematology instrument controls that are typically single-use products recognized at a point in time following the transfer of control of such products to the customer, which generally occurs upon shipment. Instruments revenues typically consist of longer lived assets that, for the substantial majority of sales, are recognized at a point in time in a manner similar to consumables. Service revenues consist of extended warranty contracts, post contract support, and custom development projects that are recognized over time as either the customers receive and consume the benefits of such services simultaneously or the underlying asset being developed has no alternative use for the Company at contract inception and the Company has an enforceable right to payment for the portion of the performance completed. Service revenues also include laboratory services recognized at point in time.

We recognize royalty revenues in the period the sales occur using third party evidence. The Company elected the "right to invoice" practical expedient based on the Company's right to invoice a customer at an amount that approximates the value to the customer and the performance completed to date.

The Company elected the exemption to not disclose the unfulfilled performance obligations for contracts with an original length of one year or less and the exemption to exclude future performance obligations that are accounted under the sales-based or usage-based royalty guidance. The Company's unfulfilled performance obligations for contracts with an original length greater than one year were not material as of June 30, 2025 and 2024.

Contracts with customers that contain instruments may include multiple performance obligations. For these contracts, the Company allocates the contract's transaction price to each performance obligation on a relative standalone selling price basis. Allocation of the transaction price is determined at the contracts' inception.

Payment terms for shipments to end-users are generally net 30 days. Payment terms for distributor shipments may range from 30 to 90 days. Service arrangements commonly call for payments in advance of performing the work (e.g. extended warranty and service contracts), upon completion of the service (e.g. custom development manufacturing) or a mix of both.

Contract assets include revenues recognized in advance of billings. Contract assets are included within Other current assets in the accompanying Consolidated Balance Sheets as the amount of time expected to lapse until the Company's right to consideration becomes unconditional is less than one year. We elected the practical expedient allowing us to expense contract costs that would otherwise be capitalized and amortized over a period of less than one year. Contract assets as of June 30, 2025 and 2024 are not material.

Contract liabilities include billings in excess of revenues recognized, such as those resulting from customer advances and deposits and unearned revenue on warranty contracts. Contract liabilities as of June 30, 2025 and 2024 were approximately $35.3 million and $30.2 million, respectively. Contract liabilities as of June 30, 2024 subsequently recognized as revenue in fiscal 2025 were approximately $26.2 million. Contract liabilities as of June 30, 2023 subsequently recognized as revenue in fiscal 2024 were approximately $20.9 million. Contract liabilities in excess of one year are included in Other long-term liabilities on the Consolidated Balance Sheets.

Any claims for credit or return of goods must be made within 10 days of receipt. Revenues are reduced to reflect estimated credits and returns. Although the amounts recorded for these revenue deductions are dependent on estimates and assumptions, historically our adjustments to actual results have not been material.

Taxes collected from customers relating to product sales and remitted to governmental authorities are excluded from revenue. Amounts billed to customers for shipping and handling are included in revenue, while the related shipping and handling costs are reflected in cost of products. We elected the practical expedient that allows us to account for shipping and handling activities that occur after the customer has obtained control of a good as a fulfillment cost, and we accrue costs of shipping and handling when the related revenue is recognized. The following tables present our disaggregated revenue for the periods presented.

Revenue by type is as follows (in thousands):

	Year ended June 30,		
	2025	**2024**	**2023**
Consumables	$ 972,286	$ 928,180	$ 917,733
Instruments	112,086	108,270	112,085
Services	111,570	99,265	85,784
Total product and services revenue, net	1,195,942	1,135,715	1,115,602
Royalty revenues	23,693	23,345	21,100
Total revenues, net	$ 1,219,635	$ 1,159,060	$ 1,136,702

Revenue by geography is as follows (in thousands):

	Year Ended June 30,		
	2025	**2024**	**2023**
United States	$ 683,230	$ 657,747	$ 642,465
EMEA, excluding United Kingdom	266,305	241,432	220,230
United Kingdom	54,827	50,012	49,457
APAC, excluding Greater China	77,263	73,904	73,190
Greater China	100,463	99,467	113,868
Rest of World	37,547	36,498	37,492
Net sales	$ 1,219,635	$ 1,159,060	$ 1,136,702

Note 3. Supplemental Balance Sheet and Cash Flow Information:

Inventories:

Inventories consist of (in thousands):

	June 30,	
	2025	**2024**
Raw materials	$ 89,080	$ 79,377
Finished goods[1]	106,188	106,072
Inventories, net	$ 195,268	$ 185,449

[1] Finished goods inventory of $5,822 and $5,718 is included within Other assets in the June 30, 2025 and 2024 Consolidated Balance Sheets, respectively, as it is forecasted to be sold after the 12 months subsequent to the Consolidated Balance Sheets dates.

Property and Equipment:

Property and equipment consist of (in thousands):

	June 30,	
	2025	**2024**
Land	$ 8,151	$ 8,150
Buildings and improvements	254,355	243,863
Machinery and equipment	245,924	215,948
Construction in progress	23,420	39,749
Property and equipment, cost	531,850	507,710
Accumulated depreciation and amortization	(286,131)	(256,556)
Property and equipment, net	$ 245,719	$ 251,154

Depreciation expense was $34.6 million, $31.9 million, and $29.7 million in fiscal 2025, 2024, and 2023, respectively.

Intangible assets were comprised of the following (in thousands):

	Useful Life (years)	June 30,	
		2025	**2024**
Developed technology	9 - 15	$ 620,062	$ 675,674
Trade names	2 - 15	152,648	151,561
Customer relationships	7 - 16	212,800	211,276
Patents	10	4,967	4,343
Other intangibles	5 - 15	7,174	12,006
Definite-lived intangible assets		997,651	1,054,860
Accumulated amortization		(632,052)	(547,779)
Total intangible assets, net		$ 365,599	$ 507,081

Changes to the carrying amount of net intangible assets consist of (in thousands):

	June 30,	
	2025	**2024**
Beginning balance	$ 507,081	$ 534,645
Acquisitons	—	66,400
Other additions	547	950
Amortization expense	(76,043)	(79,854)
Restructuring impairment[1]	(73,350)	(14,323)
Currency translation	7,364	(737)
Ending balance	$ 365,599	$ 507,081

[1] Refer to Note 14 for further detail on held-for-sale intangibles.

Amortization expense related to developed technologies included in Cost of sales was $44.0 million, $46.6 million, and $44.3 million in fiscal 2025, 2024, and 2023, respectively. Amortization expense related to trade names, customer relationships, non-compete agreements, and patents included in Selling, general and administrative expense was $31.3 million, $33.2 million, and $33.2 million, in fiscal 2025, 2024, and 2023, respectively.

The estimated future amortization expense for intangible assets as of June 30, 2025 is as follows (in thousands):

2026	$	61,798
2027		58,705
2028		54,974
2029		40,876
2030		26,917
Thereafter		122,329
Total	$	365,599

Goodwill:

Changes in goodwill by segment and in total consist of (in thousands):

	Protein Sciences	Diagnostics and Spatial Biology	Total
June 30, 2023	$ 427,027	$ 445,710	$ 872,737
Acquisitions	—	104,650	104,650
Held-for-sale goodwill[1]	(1,400)	—	(1,400)
Currency translation	(2,178)	(1,146)	(3,324)
June 30, 2024	$ 423,449	$ 549,214	$ 972,663
Held-for-sale goodwill[1]	—	(4,488)	(4,488)
Currency translation	3,327	9,433	12,760
June 30, 2025	$ 426,776	$ 554,159	$ 980,935

[1] Refer to Note 14 for further detail on goodwill reclassified to current assets held-for-sale.

Other Assets:

Other assets consist of (in thousands):

	June 30,	
	2025	**2024**
Equity method investment in Wilson Wolf	$ 235,983	$ 242,337
Derivative instruments	2,843	9,813
Long-term inventory	5,822	5,718
Investment in Spear Bio	15,000	—
Other	13,961	6,397
Other assets	$ 273,609	$ 264,265

Supplemental Cash Flow Information:

Supplemental cash flow information is as follows (in thousands):

	Year Ended June 30,		
	2025	**2024**	**2023**
Income taxes paid	$ 74,357	$ 65,254	$ 88,428
Interest paid	18,955	14,502	8,368

Note 4. Acquisitions:

We periodically complete business combinations that align with our business strategy. Acquisitions are accounted for using the acquisition method of accounting, which requires, among other things, that assets acquired and liabilities assumed be recognized at fair value as of the acquisition date and that the results of operations of each acquired business be included

in our Consolidated Statements of Comprehensive Income from their respective dates of acquisitions. Acquisition costs are recorded in Selling, general and administrative expenses as incurred.

Fiscal year 2025 Acquisitions

There were no acquisitions in fiscal 2025.

Fiscal year 2024 Acquisitions

Lunaphore Technologies SA.

On July 7, 2023, the Company acquired all of the ownership interests of Lunaphore Technologies SA ("Lunaphore") for $169.7 million, in a cash-free, debt-free acquisition. Lunaphore is a leading developer of fully automated spatial biology solutions. The Lunaphore acquisition adds spatial biology instruments to Bio-Techne's portfolio to accelerate our leadership position in translational and clinical research markets. The transaction was accounted for in accordance with *ASC 805, Business Combinations*. The goodwill recorded as a result of the acquisition represents the strategic benefits of growing the Company's product portfolio and the expected revenue growth from increased market penetration. The goodwill is not deductible for income tax purposes. The business became part of the Diagnostics and Spatial Biology operating segment in the first quarter of fiscal 2024.

The allocation of purchase price consideration related to Lunaphore was completed in the fourth quarter of fiscal 2024. Net sales and operating loss of this business included in the Company's consolidated results of operations for fiscal 2024 were approximately $14.3 million and $24.0 million, respectively. The fair values of the assets acquired and liabilities assumed as of the acquisition date and the updated final amounts as of June 30, 2024 are as follows (in thousands):

	Lunaphore
Current assets	$ 12,155
Equipment and other long-term assets	1,470
Goodwill	104,650
Intangible assets:	
Developed technologies	60,300
Trade names	4,900
Customer relationships	1,200
Total assets acquired	184,675
Liabilities	7,096
Deferred income taxes, net	7,872
Net assets acquired	$ 169,707
Cash paid	$ 169,707

Tangible assets and liabilities acquired were recorded at fair value on the date of close based on management's assessment. The purchase price allocated to developed technology and customer relationships was based on management's forecasted cash inflows and outflows and using a multiperiod excess earnings method to calculate the fair value of assets purchased. The purchase price allocated to trade names was based on management's forecasted cash inflows and outflows and using a relief from royalty method. The amount recorded for developed technology is being amortized with the expense reflected in Cost of sales in the Consolidated Statements of Earnings and Comprehensive Income. The amortization period for developed technology is estimated to be 14 years. Amortization expense related to customer relationships is reflected in Selling, general and administrative expenses in the Consolidated Statements of Earnings and Comprehensive Income. The amortization period for customer relationships is estimated to be 8 years. The amount recorded for trade names is being amortized with the expense reflected in Selling, general and administrative expenses in the Consolidated Statements of Earnings and Comprehensive Income. The amortization period for trade names ranges from 4 years to 8 years. The net deferred income tax liability represents the net amount of the estimated future impact of adjustments for costs to be

recognized as intangible asset amortization, which is not deductible for income tax purposes, offset by the deferred tax asset for the preliminary calculation of acquired net operating losses.

Fiscal year 2023 Acquisitions

Namocell, Inc.

On July 1, 2022, the Company acquired all of the ownership interests of Namocell, Inc. ("Namocell") for $101.2 million, net of cash acquired, plus contingent consideration of up to $25 million upon the achievement of certain future revenue thresholds. The Namocell acquisition adds easy-to-use single cell sorting and dispensing platforms that are gentle to cells and preserve cell viability and integrity. The transaction was accounted for in accordance with *ASC 805, Business Combinations*. The goodwill recorded as a result of the acquisition represents the strategic benefits of growing the Company's product portfolio and the expected revenue growth from increased market penetration. The goodwill is not deductible for income tax purposes. The business became part of the Protein Sciences operating segment in the first quarter of fiscal 2023.

The allocation of purchase price consideration related to Namocell was completed in the fourth quarter of fiscal 2023. Net sales and operating loss of this business included in Bio-Techne's consolidated results of operations for the twelve months ended June 30, 2023 were approximately $6.4 million and $9.3 million, respectively. The fair values of the assets acquired and liabilities assumed as of the acquisition date and the updated final amounts as of June 30, 2023 are as follows (in thousands):

	Namocell Inc
Current assets, net of cash	$ 3,248
Equipment and other long-term assets	405
Goodwill	51,257
Intangible assets:	
Developed technologies	73,900
Trade names	700
Customer relationships	900
Non-competition agreement	100
Total assets acquired	130,510
Liabilities	546
Deferred income taxes, net	18,180
Net assets acquired	$ 111,784
Cash paid, net of cash acquired	101,184
Additional consideration	10,600
Net assets acquired	$ 111,784

Tangible assets and liabilities acquired were recorded at fair value on the date of close based on management's assessment. The purchase price allocated to developed technology was based on management's forecasted cash inflows and outflows and using a relief from royalty method to calculate the fair value of assets purchased. The purchase price allocated to customer relationships and trade names was based on management's forecasted cash inflows and outflows and using a multiperiod excess earnings method. The amount recorded for developed technology is being amortized with the expense reflected in Cost of sales in the Consolidated Statements of Earnings and Comprehensive Income. The amortization period for developed technology is estimated to be 13 years. Amortization expense related to customer relationships is reflected in Selling, general and administrative expenses in the Consolidated Statements of Earnings and Comprehensive Income. The amortization period for customer relationships is estimated to be 4 years. The amount recorded for trade names and the non-competition agreement is being amortized with the expense reflected in Selling, general and administrative expenses in the Consolidated Statements of Earnings and Comprehensive Income. The amortization period for both trade names and the non-competition agreement is estimated to be 3 years. The net deferred income tax liability represents the net amount of the estimated future impact of adjustments for costs to be recognized as intangible asset amortization, which

is not deductible for income tax purposes, offset by the deferred tax asset for the preliminary calculation of acquired net operating losses.

Note **5.** *Fair Value Measurements:*

The Company's financial instruments include cash and cash equivalents, available for sale investments, accounts receivable, accounts payable, contingent consideration obligations, derivative instruments, and long-term debt.

Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. This standard also establishes a hierarchy for inputs used in measuring fair value. This standard maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability based on market data obtained from independent sources. Unobservable inputs are inputs that reflect our assumptions about the factors market participants would use in valuing the asset or liability based upon the best information available in the circumstances.

The categorization of financial assets and liabilities within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The hierarchy is broken down into three levels. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs (other than quoted prices) that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable for the asset or liability and their fair values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable. Level 3 may also include certain investment securities for which there is limited market activity or a decrease in the observability of market pricing for the investments, such that the determination of fair value requires significant judgment or estimation.

The following tables provide information by level for financial assets and liabilities that are measured at fair value on a recurring basis (in thousands):

	Balance Sheet Location	Total carrying value as of June 30, 2025	Fair Value Measurements Using Inputs Considered as		
			Level 1	Level 2	Level 3
Assets					
Derivatives designated as hedging instruments - cash flow hedges	Other current assets	$ 2,843	$ —	$ 2,843	$ —
Total assets		$ 2,843	$ —	$ 2,843	$ —
Liabilities					
Derivatives designated as hedging instruments - net investment hedge	Other long-term liabilities	$ 18,034	$ —	$ 18,034	$ —
Total liabilities		$ 18,034	$ —	$ 18,034	$ —

	Balance Sheet Location	Total carrying value as of June 30, 2024	Fair Value Measurements Using Inputs Considered as		
			Level 1	Level 2	Level 3
Assets					
Certificates of deposit[1]	Short-term available-for-sale investments	$ 1,072	$ 1,072	$ —	$ —
Derivatives designated as hedging instruments - cash flow hedges	Other current assets	805	—	805	—
Derivatives designated as hedging instruments - cash flow hedges	Other assets	9,813	—	9,813	—
Total assets		$ 11,690	$ 1,072	$ 10,618	$ —
Liabilities					
Derivatives designated as hedging instruments - net investment hedge	Other long-term liabilities	$ 2,051	$ —	$ 2,051	$ —
Total liabilities		$ 2,051	$ —	$ 2,051	$ —

[1] The certificates of deposit have contractual maturity dates within one year.

Fair value measurements of available for sale securities

Available for sale securities are measured at fair value using quoted market prices in active markets for identical assets and are therefore classified as Level 1 assets.

Fair value measurements of derivative instruments

The Company utilizes forward starting swaps designated as a cash flow hedge on forecasted debt. The forward starting swaps reduce the variability of cash flow payments for the Company by converting the variable interest rate on the Company's forecasted variable interest long-term debt to that of a fixed interest rate. Accordingly, as part of the forward starting swaps, the Company exchanges, at specified intervals, the difference between floating and fixed interest amounts based on a notional principal amount. The Company also uses a cross-currency swap contract to manage its exposure to foreign currency risk associated with the Company's net investment in its Swiss subsidiary.

The following table presents the contractual amounts of the Company's outstanding instruments (in millions):

Instruments	Designation	June 30, 2025	June 30, 2024
Forward starting swaps[1]	Cash flow hedge	$ 200	$ 300
Cross-currency swap[2]	Net investment hedge	140	150

[1] In May 2021, the Company entered into a forward starting swap designated as a cash flow hedge on forecasted debt based on $200 million of notional principal. The effective date of the swap was November 2022 with the full swap maturing in November 2025.

[2] In July 2023, the Company entered into a pay-fixed rate, receive-fixed rate cross-currency swap contract with a total notional amount of $150 million that was designated as a hedge to lock in the Swiss franc (CHF) rate for a portion of the Company's CHF net investment in its Lunaphore subsidiary in Switzerland. The objective of the hedge is to protect the net investment in the Company's CHF-denominated operations against changes in the spot exchange rates, on a pre-tax basis. The hedging instrument has four interim settlement dates, which will reduce the notional on the hedging instrument by $10 million at each interim date, and will reduce the notional to $110 million at maturity.

The pretax amount of the gains and losses on our hedging instruments and the classification of those gains and losses with our Consolidated Financial Statements for the years ended June 30, 2025, 2024 and 2023 were as follows (in thousands):

	(Gain) Loss Recognized in Accumulated Other Comprehensive Loss					
			Year Ended			
			June 30,			
	2025		*2024*		*2023*	
Cash flow hedges						
Forward starting swaps	$	11,530	$	12,632	$	(1,340)
Net investment hedges						
Cross-currency swap		14,301		4,015		—
Total	$	25,831	$	16,647	$	(1,340)

	(Gain) Loss Reclassified into Income						
		Year Ended				Income Statement
		June 30,				
	2025		*2024*		*2023*	Classification
Cash flow hedges							
Forward starting swaps	$	(8,448)	$	(10,317)	$	(4,526)	Interest expense
Net investment hedges							
Cross-currency swap		(2,761)		(3,210)		—	Interest expense
Total	$	(11,209)	$	(13,527)	$	(4,526)	

Gains or losses related to the net investment hedges are classified as foreign currency translation adjustments in the schedule of changes in Accumulated Other Comprehensive Income ("AOCI") in Note 8, as these items are attributable to the Company's hedges of its net investment in foreign operations. Gains or losses related to the cash flow hedges are classified as Unrealized gains (losses) on cash flow hedges in the schedule of changes in AOCI in Note 8.

The instruments were valued using observable market inputs in active markets and therefore are classified as Level 2 liabilities.

Fair value measurements of contingent consideration

As of December 31 2023, the Company's obligation for potential contingent consideration payments related to the Namocell and Asuragen acquisitions was relieved as the likelihood that the revenue thresholds and product milestones would be achieved in the timeframe established within the purchase agreement was remote. As a result, the Company reversed an accrual for the fair value of the contingent liabilities at the date of settlement during fiscal 2024, respectively. There was no contingent consideration throughout all of fiscal 2025.

The following table presents a reconciliation of the liability measured at fair value on a recurring basis using significant unobservable inputs (Level 3) (in thousands):

| | June 30, | | | |
	2025		**2024**	
Fair value at the beginning of period	$	—	$	3,500
Purchase price contingent consideration (Note 4)		—		—
Change in fair value of contingent consideration		—		(3,500)
Payments		—		—
Fair value at the end of period	$	—	$	—

The use of different assumptions, applying different judgment to matters that inherently are subjective and changes in future market conditions could result in different estimates of fair value of our securities or contingent consideration, currently and in the future. If market conditions deteriorate, we may incur impairment charges for securities in our investment portfolio.

Fair value measurements of other financial instruments – The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate fair value.

Cash and cash equivalents, certificates of deposit, accounts receivable, and accounts payable – The carrying amounts reported in the Consolidated Balance Sheets approximate fair value because of the short-term nature of these items.

Long-term debt – The carrying amounts reported in the Consolidated Balance Sheets for the amount drawn on our line-of-credit facility and long-term debt approximates fair value because our interest rate is variable and reflects current market rates.

Note 6. Debt and Other Financing Arrangements:

On August 31, 2022, the Company entered into a revolving line-of-credit and term loan by a Credit Agreement (the Credit Agreement). The Credit Agreement provides for a revolving credit facility of $1 billion, which can be increased by an additional $400 million subject to certain conditions. Borrowings under the Credit Agreement may be used for working capital and expenditures of the Company and its subsidiaries, including financing permitted acquisitions. Borrowings under the Credit Agreement bear interest at a variable rate. The current outstanding debt is based on the one-month Secured Overnight Financing Rate (SOFR) plus an applicable margin. The applicable margin is determined from the total leverage ratio of the Company and updated on a quarterly basis. The annualized fee for any unused portion of the credit facility is currently 10 basis points.

The Credit Agreement matures on August 31, 2027 and contains customary restrictive and financial covenants and customary events of default. As of June 30, 2025 and 2024, the outstanding balance under the Credit Agreement was $346.0 million and $319.0 million, respectively.

Note 7. Leases:

As a lessee, the Company leases offices, labs, and manufacturing facilities, as well as vehicles, copiers, and other equipment. The Company determines whether a contract is a lease or contains a lease at inception date. Upon commencement date, operating lease right-of-use assets and liabilities are recognized based on the present value of lease payments over the lease term. The discount rate used to calculate present value is the Company's incremental borrowing rate or, if available, the rate implicit in the lease. The Company determines the incremental borrowing rate for each lease based primarily on its lease term and the economic environment of the applicable country or region. The Company recognizes operating lease expense on a straight-line basis over the lease term. Further, as part of our adoption of *ASC 842*, the Company also made the accounting policy elections to not capitalize short term leases (defined as a lease with a lease term that is less than 12 months) and to combine lease and non-lease components for all asset classes in determining the lease payments.

The Consolidated Financial Statements include the following amounts related to operating leases where the Company is the lessee ($ in thousands):

		Year ended June 30,		
		2025	2024	2023
Consolidated Statements of Earnings				
Fixed operating lease expense		$ 17,414	$ 18,195	$ 15,941
Variable operating lease expense		5,426	4,988	4,437
Total operating lease expense		$ 22,840	$ 23,183	$ 20,378
Consolidated Statements of Cash Flows				
Cash paid for amounts included in the measurement of operating lease liabilities		$ 16,320	$ 17,729	$ 14,934
ROU assets obtained in exchange for operating lease obligations		8,767	11,051	48,103
Consolidated Balance Sheets				
Lease Assets and Liabilities	*Balance Sheet Classification*			
Operating lease ROU assets	Right-of-use asset	$ 73,399	$ 91,285	
Operating lease liabilities - current	Operating lease liabilities - current	$ 14,098	$ 12,920	
Operating lease liabilities - long-term	Operating lease liabilities	83,960	87,618	
Total operating lease liabilities		$ 98,058	$ 100,538	
Weighted average remaining lease term:		7.6 years	8.5 years	
Weighted average discount rate:		4.3 %	4.2 %	

The following table summarizes payments by date for the Company's operating leases, which is then reconciled to our total lease obligation (in thousands):

	June 30, 2025
2026	$ 17,685
2027	16,587
2028	16,312
2029	15,905
2030	13,444
Thereafter	35,932
Total	$ 115,865
Less: Amounts representing interest	17,807
Total lease obligations	$ 98,058

Certain leases include one or more options to renew, with terms that extend the lease term up to five years. The Company includes option to renew the lease as part of the right of use lease asset and liability when it is reasonably certain the Company will exercise the option. In addition, certain leases contain fair value purchase and termination options with an associated penalty. In general, the Company is not reasonably certain to exercise such options.

Note **8. *Supplemental Equity and Accumulated Other Comprehensive Income (Loss) Information:***

Equity

The Company has declared cash dividends per share of $0.32 in fiscal 2025, 2024, and 2023. During fiscal 2025, 2024, and 2023, the Company repurchased 4,550,195 shares at an average share price of $60.60, 1,397,471 shares at an average share price of $57.28, and 222,000 shares at an average share price of $88.12, respectively. The Company's accounting policy is to record the portion of share repurchases in excess of the par value entirely in retained earnings. In fiscal 2025, the Company incurred $1.8 million in excise tax from the share repurchase that was recorded in additional paid-in capital. During fiscal 2025, 2024 and 2023, the amounts within the Consolidated Statements of Shareholders' Equity for the surrender and retirement of stock to exercise options due to net settlement stock options exercises, restricted stocks vesting, and restricted stock units vesting were $6.5 million, $21.9 million, and $28.9 million, respectively.

Accumulated Other Comprehensive Income (Loss)

The components of Other comprehensive income (loss) consist of changes in foreign currency translation adjustments and changes in net unrealized gains (losses) on derivative instruments designated as cash flow hedges.

Changes in Accumulated other comprehensive income (loss) attributable to Bio-Techne by component (in thousands):

	Unrealized Gains (Losses) on Derivative Instruments	Foreign Currency Translation Adjustments	Total
Balance as of June 30, 2022, net of tax	$ 8,069	$ (83,269)	$ (75,200)
Other comprehensive income (loss), before tax, attributable to Bio-Techne: :			
Amounts before reclassifications [1]	1,340	4,191	5,531
Amounts reclassified out	4,526	152	4,678
Total other comprehensive income (loss), before tax, attributable to Bio-Techne:	5,866	4,343	10,209
Tax expense	(1,073)	—	(1,073)
Total other comprehensive income (loss), net of tax, attributable to Bio-Techne:	4,793	4,343	9,136
Balance as of June 30, 2023, net of tax [2]	$ 12,862	$ (78,926)	$ (66,064)
Other comprehensive income (loss), before tax:			
Amounts before reclassifications	(12,632)	(9,941)	(22,573)
Amounts reclassified out	10,317	3,210	13,527
Total other comprehensive income (loss), before tax	(2,315)	(6,731)	(9,046)
Tax expense	(2,445)	(761)	(3,206)
Total other comprehensive income (loss), net of tax	(4,760)	(7,492)	(12,252)
Balance as of June 30, 2024, net of tax [2]	$ 8,102	$ (86,418)	$ (78,316)
Other comprehensive income (loss), before tax:			
Amounts before reclassifications	(12,011)	21,895	9,884
Amounts reclassified out	8,448	2,761	11,209
Total other comprehensive income (loss), before tax	(3,563)	24,656	21,093
Tax expense	(2,003)	(654)	(2,657)
Total other comprehensive income (loss), net of tax	(5,566)	24,002	18,436
Balance as of June 30, 2025, net of tax [2]	$ 2,536	$ (62,416)	$ (59,880)

[1] Amounts before reclassifications related to foreign currency translation adjustments in the table above includes the amount attributable to Bio-Techne and excludes the $33 thousand attributable to the non-controlling interest in Eminence as of June 30, 2023.

[2] The Company had a net deferred tax liability for its cash flow hedge of $0.8 million, $2.5 million, and $4.0 million as of June 30, 2025, 2024 and 2023.

Income taxes are not provided for foreign translation relating to permanent investments in international subsidiaries, but tax effects within foreign currency translation adjustments do include impacts from the net investment hedge.

Note **9.** *Earnings Per Share:*

The following table reflects the calculation of basic and diluted earnings per share (in thousands, except per share amounts):

	Year Ended June 30,		
	2025	2024	2023
Earnings per share – basic:			
Net earnings, including noncontrolling interest	$ 73,400	$ 168,105	$ 285,442
Less net earnings attributable to noncontrolling interest	—	—	179
Net earnings attributable to Bio-Techne	$ 73,400	$ 168,105	$ 285,263
Income allocated to participating securities	(37)	(33)	(70)
Income available to common shareholders	$ 73,363	$ 168,072	$ 285,193
Weighted-average shares outstanding – basic	157,521	157,708	157,179
Earnings per share – basic	$ 0.47	$ 1.07	$ 1.81
Earnings per share – diluted:			
Net earnings, including noncontrolling interest	$ 73,400	$ 168,105	$ 285,442
Less net earnings attributable to noncontrolling interest	—	—	179
Net earnings attributable to Bio-Techne	$ 73,400	$ 168,105	$ 285,263
Income allocated to participating securities	(37)	(33)	(70)
Income available to common shareholders	$ 73,363	$ 168,072	$ 285,193
Weighted-average shares outstanding – basic	157,521	157,708	157,179
Dilutive effect of stock options and restricted stock units	2,196	3,066	4,676
Weighted-average common shares outstanding – diluted	159,717	160,774	161,855
Earnings per share – diluted	$ 0.46	$ 1.05	$ 1.76

Basic net income per common share is calculated based on the weighted average number of common shares outstanding during the period. Diluted net income per common share is computed by dividing net income by the weighted average number of common and potentially dilutive common shares outstanding during the period. Potentially dilutive common shares of our stock result from dilutive common stock options and restricted stock units. We use the treasury stock method to calculate the weighted-average shares used in the diluted earnings per share computation. Under the treasury stock method, the proceeds from exercise of an option, the amount of compensation cost, if any, for future service that we have not yet recognized, and the amount of estimated tax benefits that would be recorded in paid-in capital, if any, when the option is exercised are assumed to be used to repurchase shares in the current period.

The dilutive effect of stock options in the above table excludes all options for which the aggregate exercise proceeds exceeded the average market price for the period. The number of potentially dilutive option shares excluded from the calculation was 3.8 million, 3.9 million, and 4.5 million for fiscal 2025, 2024 and 2023, respectively.

Note **10.** *Share-based Compensation and Other Benefit Plans:*

The cost of employee services received in exchange for the award of equity instruments is based on the fair value of the award at the date of grant. Compensation cost is recognized using a straight-line method over the vesting period and is net of estimated forfeitures. Stock option exercises and stock awards are satisfied through the issuance of new shares.

Equity incentive plan: The 2020 Equity Incentive Plan, which replaced the Company's Second Amended and Restated 2010 Equity Incentive Plan (collectively, the Plans), provides for the granting of incentive and nonqualified stock options, restricted stock, restricted stock units, performance shares, performance units and stock appreciation rights. There were 36.2 million shares of common stock authorized for grant under the Plans. The maximum aggregate number of shares of common stock reserved and available for awards under the 2020 Equity Incentive Plan is 9,936,808 shares. At June 30, 2025, there were 6.8 million shares of common stock available for grant under the 2020 Equity Incentive Plan. The maximum term of incentive options granted under the 2020 Equity Incentive Plan is ten years. The Plans are administered

by the Board of Directors and its Executive Compensation Committee, which determine the persons who are to receive awards under the Plans, the number of shares subject to each award and the term and exercise price of each award. The number of shares of common stock subject to outstanding awards as of June 30, 2025 under the Plans were 9.5 million.

The fair values of options granted under the Plans were estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used:

	Year Ended June 30,					
	2025		2024		2023	
Dividend yield	0.45	%	0.41	%	0.34	%
Expected volatility	32-36	%	30-37	%	30-36	%
Risk-free interest rates	3.5-4.4	%	3.8-4.8	%	2.8-4.4	%
Expected lives (years)	4.6		4.4		4.7	

The dividend yield is based on the Company's historical annual cash dividend divided by the market value of the Company's common stock. The expected annualized volatility is based on the Company's historical stock price over a period equivalent to the expected life of the option granted. The risk-free interest rate is based on U.S. Treasury constant maturity interest rates with a term consistent with the expected life of the options granted.

Stock option activity under the Plans for the three years ended June 30, 2025, consists of the following (shares in thousands):

	Number of Shares (in thousands)		Weighted Average Exercise Price	Aggregate Intrinsic Value (millions)	Weighted Average Contractual Life (years)
Outstanding at June 30, 2022	13,269	$	51.20		
Granted	2,351		93.81		
Forfeited	(118)		85.99		
Exercised	(1,578)		29.48		
Outstanding at June 30, 2023	13,924	$	60.56		
Granted	1,060		79.69		
Forfeited	(1,165)		90.86		
Exercised	(2,240)		33.34		
Outstanding at June 30, 2024	11,579	$	64.53		
Granted	913		72.66		
Forfeited	(1,823)		66.45		
Exercised	(1,209)		41.91		
Outstanding at June 30, 2025	9,460	$	67.83	$ 155.0	2.9
Exercisable at June 30, 2023:	8,641		44.76		
Exercisable at June 30, 2024:	8,208		53.57		
Exercisable at June 30, 2025:	7,133		62.69	80.2	1.8

The weighted average fair value of options granted during fiscal 2025, 2024, and 2023 was $24.75, $27.27, and $29.53, respectively. The total intrinsic value of options exercised during fiscal 2025, 2024, and 2023 were $36.9 million, $100.8 million, and $90.2 million, respectively. The total fair value of options exercised during fiscal 2025, 2024, and 2023 were $50.7 million, $58.2 million, and $46.5 million, respectively. The total fair value of options vested during fiscal 2025, 2024, and 2023 were $36.4 million, $31.6 million, and $31.0 million, respectively. Stock options vest over a four-year period. Option exercise prices for options granted by the Company equal the closing price of the Company's common stock on the New York Stock Exchange on the date of grant.

Restricted common stock activity under the Plans for the three years ended June 30, 2025, consists of the following (units in thousands):

	Number of Shares (in thousands)	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Term (years)
Unvested at June 30, 2022	66	$ 85.83	
Granted	11	73.94	
Vested	(40)	78.85	
Forfeited	—	—	
Unvested at June 30, 2023	37	$ 89.91	
Granted	28	57.38	
Vested	(30)	82.51	
Forfeited	—	—	
Unvested at June 30, 2024	35	$ 70.22	
Granted	13	68.67	
Vested	(26)	76.67	
Forfeited	—	—	
Unvested at June 30, 2025	22	$ 61.92	7.6

The total fair value of restricted shares that vested was $2.0 million for fiscal 2025, $2.4 million for fiscal 2024, and $3.1 million for fiscal 2023.

Restricted stock unit activity under the Plans for the three years ended June 30, 2025, consists of the following (units in thousands):

	Number of Units (in thousands)	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Term (years)
Outstanding at June 30, 2022	302	$ 75.54	
Granted	107	90.96	
Vested	(123)	52.34	
Forfeited	(3)	106.13	
Outstanding at June 30, 2023	283	$ 91.10	
Granted	374	78.16	
Vested	(129)	76.42	
Forfeited	(31)	99.96	
Outstanding at June 30, 2024	497	$ 84.62	
Granted	547	73.63	
Vested	(134)	79.12	
Forfeited	(79)	105.71	
Outstanding at June 30, 2025	831	$ 76.28	52.9

The total fair value of restricted stock units that vested was $10.6 million for fiscal 2025, $9.9 million for fiscal 2024, and $6.4 million for fiscal 2023. The restricted stock units vest over a three-year period.

Stock-based compensation cost, inclusive of payroll taxes, of $40.0 million, $38.5 million, and $39.3 million was included in Selling, general and administrative expense in fiscal 2025, 2024 and 2023, respectively. Additionally, stock-based

compensation costs, inclusive of payroll taxes, of $1.3 million, $0.9 million, and $1.0 million was included in Cost of sales sold in fiscal 2025, 2024, and 2023, respectively. As of June 30, 2025, there was $39.3 million of unrecognized compensation cost related to non-vested stock options, non-vested restricted stock units and non-vested restricted stock which will be expensed in fiscal 2026 through 2029 using a 4.5% forfeiture rate. The weighted average period over which the compensation cost is expected to be recognized is 1.9 years.

Employee stock purchase plan: In fiscal 2015, the Company established the Bio-Techne Corporation 2014 Employee Stock Purchase Plan (ESPP), which was approved by the Company's shareholders on October 30, 2014, and which is designed to comply with IRS provisions governing employee stock purchase plans. 800,000 shares were allocated to the ESPP. The Company recorded expense of $0.8 million, $0.9 million, and $0.9 million for the ESPP in fiscal 2025, 2024, and 2023, respectively.

Profit sharing and savings plans: The Company has profit sharing and savings plans for its U.S. employees, which conform to IRS provisions for 401(k) plans. The Company makes matching contributions to the Plan. The Company has recorded an expense for contributions to the plans of $6.3 million, $5.8 million, and $4.9 million for the years ended June 30, 2025, 2024, and 2023, respectively. The Company operates defined contribution pension plans, which consists of primarily our U.K. and China employees. The Company's contribution to the defined pension contribution plan was $5.6 million, $5.5 million, and $2.4 million for the years ended June 30, 2025, 2024 and 2023, respectively.

Performance incentive programs: In fiscal 2025, under certain employment agreements, a Management Incentive Plan, and a Business Incentive Plan, available to executive officers, certain management personnel, and certain other professional employees, the Company recorded cash bonuses of $32.8 million, granted options for 912,717 shares of common stock, issued 12,736 restricted common shares and 547,369 restricted stock units. In fiscal 2024 and fiscal 2023, the Company recorded cash bonuses of $13.5 million and $10.8 million, granted options for 1,060,126 and 2,350,980 shares of common stock, issued 27,876 and 10,816 restricted common stock shares and 374,448 and 107,202 restricted stock units, respectively.

Note 11. Other Income / (Expense):

The components of Other income (expense) in the accompanying Consolidated Statements of Earnings and Comprehensive Income are as follows (in thousands):

	Year Ended June 30,		
	2025	2024	2023
Interest expense	$ (8,509)	$ (15,736)	$ (11,215)
Interest income	3,886	3,323	3,410
Gain (loss) on investment[1]	—	283	49,328
Gain (loss) on equity method investment	938	(6,841)	(1,143)
Other non-operating income (expense), net	(107)	(2,026)	(665)
Total other income (expense)	$ (3,792)	$ (20,997)	$ 39,715

(1) For fiscal 2024, this is for a $0.3 million gain on the sale of our exchange trade investment grade bond funds. For fiscal 2023, this is for a $37.2 million gain on the sale of our CCXI investment, an $11.7 million gain on the sale of Eminence, and a gain of $0.4 million related to the change in fair value of our exchange traded bond funds.

Note 12. Income Taxes:

Income before income taxes was comprised of the following (in thousands):

	Year Ended June 30,		
	2025	2024	2023
Domestic	$ 86,814	$ 174,806	$ 288,458
Foreign	11,649	10,883	50,201
Earnings before income taxes	$ 98,463	$ 185,689	$ 338,659

The provision for income taxes consisted of the following (in thousands):

		Year Ended June 30,	
	2025	2024	2023
Taxes on income consist of:			
Current tax provision:			
Federal	$ 54,589	$ 40,228	$ 59,810
State	10,402	4,853	12,753
Foreign	11,224	12,664	10,453
Total current tax provision	76,215	57,745	83,016
Deferred tax provision:			
Federal	(46,433)	(28,301)	(28,829)
State	(4,303)	(4,563)	(2,414)
Foreign	(416)	(7,297)	1,444
Total deferred tax provision	(51,152)	(40,161)	(29,799)
Total income tax provision	$ 25,063	$ 17,584	$ 53,217

The Company's discrete tax benefits in fiscal 2025, 2024, and 2023 primarily related to share-based compensation excess tax benefits of $4.5 million, $18.4 million, and $12.3 million, respectively.

The following is a reconciliation of the federal tax calculated at the statutory rate to the actual income taxes provided:

		Year Ended June 30,	
	2025	2024	2023
Income tax expense at federal statutory rate	21.0 %	21.0 %	21.0 %
State income taxes, net of federal benefit	2.2	(0.2)	2.5
Research and development tax credit	(3.3)	(2.2)	(1.3)
Foreign tax rate differences	6.2	3.1	(0.6)
Option exercises	(3.9)	(8.8)	(3.3)
U.S. taxation of foreign earnings	0.4	0.1	0.4
Foreign derived intangible income	(12.0)	(4.8)	(3.4)
Foreign withholding tax	0.1	(1.2)	1.5
Executive compensation limitations[1]	12.5	2.7	0.8
Changes in unrecognized tax benefits	(2.5)	—	—
Valuation allowance	17.4	—	—
Outside basis difference	(12.9)	—	—
Other, net	0.2	(0.2)	(1.9)
Effective tax rate	25.5 %	9.5 %	15.7 %

[1] This includes the impact of the non-deductible portion of a non-recurring arbitration award of 7.9%.

Deferred taxes on the Consolidated Balance Sheets consisted of the following temporary differences (in thousands):

	June 30,		
	2025		2024
Inventory	$ 14,056	$	9,675
Net operating loss carryovers	26,758		25,065
Tax credit carryovers	8,706		9,118
Excess tax basis in investments	23,562		1,115
Deferred compensation	18,022		16,628
Lease liability	15,094		19,501
Capitalized R&D	39,694		36,151
Held-for-sale asset impairment	—		5,216
Derivatives	3,450		—
Other	10,196		6,119
Valuation allowance	(33,769)		(19,265)
Deferred tax assets	125,769		109,323
Intangible asset amortization	(84,113)		(120,648)
Depreciation	(19,287)		(20,448)
Right of use asset	(13,572)		(17,876)
Derivatives	—		(2,516)
Other	(4,659)		(3,698)
Deferred tax liabilities	(121,631)		(165,186)
Net deferred income tax assets (liabilities)	$ 4,138	$	(55,863)

A deferred tax valuation allowance is required when it is more likely than not that all or a portion of deferred tax assets will not be realized. The valuation allowance as of June 30, 2025 was $33.8 million compared to $19.3 million in the prior year.

As of June 30, 2025, we had a $33.8 million valuation allowance, of which $13.1 million is from outside basis differences, with the remainder relating to certain foreign and state tax net operating loss and state credit carryforwards. The Company believes it is more likely than not that these tax carryovers will not be realized.

As of June 30, 2025, the Company has federal operating loss carryforwards of approximately $15.4 million and state operating loss carryforwards of $127.2 million from its previous acquisitions, which are not limited under IRC Section 382. As of June 30, 2025, the Company has foreign net operating loss carryforwards of $116.3 million. Some of the net operating loss carryforwards expire between fiscal 2026 and 2036. Federal net operating loss carryforwards generated after December 31, 2017 have an indefinite carryforward period but the Company expects to be fully utilize these attributes by June 30, 2032. The Company has a deferred tax asset of $10.5 million, net of the valuation allowance discussed above, related to the net operating loss carryovers. As of June 30, 2025, the Company has federal and state tax credit carryforwards of $4.9 million and $4.8 million, respectively. The federal tax credit carryforwards expire between 2028 and 2040. The majority of the state credit carryforwards have no expiry date. The state credit carryforwards that have expiry dates have a full valuation allowance. The Company has a deferred tax asset of $5.1 million, net of the valuation allowance discussed above, related to the tax credit carryovers.

As of June 30, 2025, the Company has approximately $179 million of undistributed earnings in its foreign subsidiaries. Approximately $73 million of these earnings are no longer considered permanently reinvested and the Company expects to be able to repatriate earnings on a tax neutral basis. The Company has not provided deferred taxes on approximately $106 million of undistributed earnings from non-U.S. subsidiaries as of June 30, 2025 which are indefinitely reinvested in operations. Because of the multiple entities as well as the complexities of laws and regulations by which to repatriate the earnings to minimize tax cost, it is not practical to determine the income tax liability that would be payable if such earnings were not reinvested indefinitely. A deferred tax liability will be recognized if the Company can no longer demonstrate that it plans to indefinitely reinvest the undistributed earnings.

We continue to analyze our global working capital requirements and the potential tax liabilities that would be incurred if the non-U.S. subsidiaries distribute cash to the U.S. parent, which include local country withholding tax and potential U.S. state taxation.

The following is a reconciliation of the beginning and ending balance of unrecognized tax benefits (in thousands):

| | Year Ended June 30, | | |
	2025	2024	2023
Beginning balance	$ 5,278	$ 5,291	$ 5,302
Decrease in unrecognized tax benefits for prior year positions	(1,950)	—	—
FX impact	1	(13)	(11)
Ending balances	$ 3,329	$ 5,278	$ 5,291

Included in the balance of unrecognized tax benefits for fiscal 2025 are potential benefits of $3.3 million that, if recognized, would affect the effective tax rate on income from continuing operations. The Company recognizes interest and penalties related to unrecognized tax benefits in its provision for income taxes. The Company had $0.2 million of accrued interest and penalties as of June 30, 2025. The amount recorded for the periods ended June 30, 2024 and 2023, was $0.6 million and $0.5 million, respectively, in accrued interest and penalties. The Company does not believe it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase in the next twelve months. The Company files income tax returns in the U.S. federal and certain state tax jurisdictions, and several jurisdictions outside the U.S. The Company's federal returns are subject to tax assessment for 2020 and subsequent years. State and foreign income tax returns are generally subject to examination for a period of three to five years after filing of the respective return. The state impact of any federal changes remains subject to examination by various states for a period of up to one year after formal notification to the states.

Note **13.** *Segment Information:*

The Company operates under two operating segments, Protein Sciences and Diagnostics and Spatial Biology.

The Company's Protein Sciences segment is comprised of the reagent solutions division and analytical solutions division. Our Protein Sciences segment is a leading developer and manufacturer of high-quality biological reagents used in all aspects of life science research, diagnostics and cell and gene therapy. This segment also includes proteomic analytical tools, both manual and automated, that offer researchers and pharmaceutical manufacturers efficient and streamlined options for automated western blot and multiplexed ELISA workflow. No customer in the Protein Sciences segment accounted for more than 10% of the segment's net sales for fiscal 2025, 2024, and 2023.

The Company's Diagnostics and Spatial Biology segment is comprised of the diagnostics reagents division, spatial biology divsion, and molecular diagnostics division. Our Diagnostics and Spatial Biology segment develops and manufactures diagnostic products, including controls, calibrators, and diagnostic assays for the regulated diagnostics market, exosome-based molecular diagnostic assays, advanced tissue-based in-situ hybridization assays for spatial genomic and tissue biopsy analysis, and genetic and oncology kits for research and clinical applications. No customer in the Diagnostics and Spatial Biology segment accounted for more than 10% of the segment's net sales for fiscal 2025, 2024, and 2023.

There are no concentrations of business transacted with a particular customer or supplier or concentrations of revenue from a particular product or geographic area that would severely impact the Company in the near term.

The Company discloses segment operating income as its measure of segment profit, reconciled to both total operating income and income before taxes. Business segment operating income excludes certain expenses and income that are not allocated to business segments (described below as unallocated amounts). Business segment disclosures consider information used by/provided to the Company's chief operating decision maker (CODM). For the Company, the CODM is the Chief Executive Officer. The CODM uses segment operating income to allocate resources to segments in the planning and forecasting process along with periodic reviews of results and overall market activity.

The following is financial information relating to the operating segments (in thousands):

For the Year Ended June 30, 2025

	Protein Sciences		Diagnostics and Spatial Biology		Total	
Net sales	$	870,245	$	346,263	$	1,216,508
Other revenue[1]						4,152
Intersegment						(1,025)
Consolidated net sales					$	1,219,635
Segment operating income						
Cost of sales		212,225		147,946		
Selling, general and administrative		229,058		136,103		
Research and development		58,609		40,890		
Segment operating income	$	370,353	$	21,324	$	391,677
Unallocated amounts						
Costs recognized on sale of acquired inventory						(751)
Amortization of intangibles						(75,321)
Acquisition related expenses and other						(12,064)
Certain litigation charges						(41,827)
Impairment of assets held-for-sale						(80,503)
Stock based compensation, inclusive of employer taxes						(42,158)
Restructuring and restructuring-related costs						(28,231)
Corporate general, selling, and administrative expenses						(8,088)
Impact of business held-for-sale[1]						(479)
Consolidated operating income					$	102,255

[1] Since December 31, 2023, the Company has a business that has met the held-for-sale criteria. Segment results exclude the results of this business held-for-sale for fiscal 2025.

For the Year Ended June 30, 2024

	Protein Sciences		Diagnostics and Spatial Biology		Total	
Net sales	$	830,902	$	326,392	$	1,157,294
Other revenue[1]						4,153
Intersegment						(2,387)
Consolidated net sales					$	1,159,060
Segment operating income						
Cost of sales		201,981		134,963		
Selling, general and administrative		217,235		127,131		
Research and development		56,911		39,752		
Segment operating income	$	354,775	$	24,546	$	379,321
Unallocated amounts						
Costs recognized on sale of acquired inventory						(729)
Amortization of intangibles						(78,318)
Acquisition related expenses and other						(6,980)
Certain litigation charges						(3,506)
Impairment of assets held-for-sale						(21,963)
Stock based compensation, inclusive of employer taxes						(40,277)
Restructuring and restructuring-related costs						(12,245)
Corporate general, selling, and administrative expenses						(9,142)
Impact of business held-for-sale[1]						525
Consolidated operating income					$	206,686

[1] Since December 31, 2023, the Company has a business that has met the held-for-sale criteria. Segment results exclude the six-month results of this business held-for-sale for the period starting December 31, 2023 through June 30, 2024 while the business has met the held-for-sale criteria.

For the Year Ended June 30, 2023

	Protein Sciences		Diagnostics and Spatial Biology		Total	
Net sales	$	845,747	$	292,602	$	1,138,349
Intersegment						(1,647)
Consolidated net sales					$	1,136,702
Segment operating income						
Cost of sales		209,332		113,517		
Selling, general and administrative		204,480		101,806		
Research and development		58,251		34,242		
Segment operating income	$	373,684	$	43,037	$	416,721
Unallocated amounts						
Costs recognized on sale of acquired inventory						(400)
Amortization of intangibles						(76,413)
Impact of partially-owned consolidated subsidiaries						647
Acquisition related expenses and other						9,965
Stock based compensation, inclusive of employer taxes						(41,217)
Restructuring and restructuring-related costs						(3,829)
Corporate general, selling, and administrative expenses						(6,530)
Consolidated operating income					$	298,944

The Company has some integrated facilities that serve both segments. As such, asset and capital expenditure information by operating segment has not been provided and is not available, since the Company does not produce or utilize such information internally. In addition, although depreciation and amortization expense is a component of each operating segment's operating results, it is not discretely identifiable.

The Company has disclosed sales by geographic area based on the location of the customer or distributor in Note 2. The Company has disclosed dis-aggregated product and service revenue by consumables, instruments, and services in Note 2. The Company considers total instrument and total service revenue to represent similar groups of products in the fiscal years presented. The Company considers our consumables sold in the Protein Sciences and Diagnostics and Spatial Biology segments to represent different groups of products and therefore have separately disclosed the related consumables revenue (in thousands):

	Year Ended June 30,		
	2025	2024	2023
Consumables revenue - Protein Sciences	$ 684,165	$ 657,679	$ 665,301
Consumables revenue - Diagnostics and Spatial Biology	283,969	266,348	252,432
Consumables revenue - Other revenue[1]	4,152	4,153	—
Total consumable revenue	$ 972,286	$ 928,180	$ 917,733

[1] Includes the results of a business that has met the held-for-sale criteria since December 31, 2023.

The following is financial information relating to geographic areas (in thousands):

	Year ended June 30,	
	2025	2024
Long-lived assets:		
United States and Canada	$ 202,800	$ 211,597
Europe	36,030	27,862
Asia	6,889	11,695
Total long-lived assets	$ 245,719	$ 251,154
Intangible assets:		
United States and Canada	$ 301,971	$ 443,740
Europe	63,628	63,138
Asia	—	203
Total intangible assets	$ 365,599	$ 507,081

Long-lived assets are comprised of land, buildings and improvements and equipment, net of accumulated depreciation.

Note 14. Restructurings:

Fiscal 2025 Restructuring Actions:

During the fourth quarter, management engaged in a series of restructuring activities to optimize components of our global manufacturing processes. These activities included adjusting manufacturing locations and protocols of certain products to better align with geographical and customer demand. Associated with these manufacturing changes, the Company incurred asset impairments of $11.5 million. Additionally, the Company pursued strategic divestiture of the Exosome Diagnostics business. The Company is expecting to incur costs related to these actions through fiscal 2026, which will be recorded when specified criteria are met.

As part of these actions, certain assets and liabilities associated with a disposal group in our Diagnostics and Spatial Biology segment were classified as held-for-sale as of May 31, 2025, including $4.5 million of goodwill allocated to the disposal group on a relative fair value basis. As a result of an impairment test performed over the disposal group during fiscal 2025, a cumulative impairment charge of $83.1 million which includes the allocated goodwill, was recorded in the Selling, general and administrative line in the Consolidated Statements of Earnings and Comprehensive Income for fiscal 2025.

The restructuring and restructuring-related charges for periods presented were recorded in the Consolidated Statements of Earnings and Comprehensive Income as follows (in thousands):

	Year Ended June 30, 2025	
Cost of sales	$	11,471
Selling, general and administrative		84,160
Total	$	95,631

Restructuring and restructuring-related costs by segment are as follows (in thousands):

	Year ended June 30, 2025							
	Employee severance		Asset-related and other		Impairment of assets held-for-sale		Total	
Protein Sciences	$	—	$	11,471	$	—	$	11,471
Diagnostics and Spatial Biology		—		—		83,059		83,059
Corporate		1,041		60		—		1,101
Total	$	1,041	$	11,531	$	83,059	$	95,631

The following table summarizes the changes in the Company's accrued restructuring balance, which is included within Accrued expenses in the accompanying Consolidated Balance Sheets. Other amounts reported as restructuring and restructuring-related costs in the accompanying Consolidated Statements of Income and Comprehensive Income have been summarized in the notes to the table (in thousands):

	Employee severance[1]		Asset impairment and other[2]		Impairment of assets held-for-sale		Total	
Expense incurred in the fourth quarter of 2025	$	1,041	$	11,531	$	83,059	$	95,631
Cash payments		—		—		—		—
Non-cash adjustments		—		(11,471)		(83,059)		(94,530)
Accrued restructuring actions balance as of June 30, 2025	$	1,041	$	60	$	—	$	1,101

[1] Relates to impacted employees' final paycheck, separation payments, outplacement services, legal fees, and retention packages.

[2] Primarily relates to impairment of inventory and equipment.

In the first quarter of fiscal 2025, the Company announced enterprise-wide restructuring focused on recovering operating margins and optimizing our manufacturing footprint. The Company is expecting to incur costs related to these actions through fiscal 2026, which will be recorded when specified criteria are met. The restructuring and restructuring-related charges for periods presented were recorded in the Consolidated Statements of Earnings and Comprehensive Income as follows (in thousands):

	Year Ended June 30, 2025	
Cost of sales	$	8,585
Selling, general and administrative[1]		5,832
Total	$	14,417

[1] Restructuring actions impacting research and development are not material to separately disclose and have been included within Selling, general and administrative costs.

Restructuring and restructuring-related costs by segment are as follows (in thousands):

| | Year ended June 30, 2025 | | |
	Employee severance	Asset-related and other	Total
Protein Sciences	$ 2,425	$ 10,972	$ 13,397
Diagnostics and Spatial Biology	411	—	411
Corporate	609	—	609
Total	$ 3,445	$ 10,972	$ 14,417

The following table summarizes the changes in the Company's accrued restructuring balance, which is included within Other current liabilities in the accompanying Consolidated Balance Sheets. Other amounts reported as restructuring and restructuring-related costs in the accompanying Consolidated Statements of Income and Comprehensive Income have been summarized in the notes to the table (in thousands):

	Employee severance[1]	Asset impairment and other[2]	Total
Initial expense incurred in the first quarter of 2025	$ 2,852	$ 7,417	$ 10,269
Incremental expense incurred in remainder of 2025	593	3,555	4,148
Cash payments	(2,223)	(1,131)	(3,354)
Non-cash adjustments	—	(9,841)	(9,841)
Accrued restructuring actions balance as of June 30, 2025	$ 1,222	$ —	$ 1,222

[1] Relates to impacted employees' final paycheck, separation payments, outplacement services, legal fees, and retention packages related to the closure or relocation of certain manufacturing sites.

[2] Primarily relates to impairment of intangibles and inventory as a result of the closure and relocation of certain manufacturing sites.

Fiscal 2024 Restructuring Actions:

In the second quarter of fiscal 2024, the Company announced enterprise-wide restructuring focused on recovering operating margins, optimizing our distribution footprint, and enhancing our organization efficiency. These actions impacted approximately 4% of our global workforce. These actions continued through the end of fiscal 2025 as we incurred charges relating to the condensing of certain distribution centers and optimizing efficiency.

As part of these actions, certain assets and liabilities associated with a disposal group in our Protein Sciences segment were classified as held-for-sale as of December 31, 2023, including $1.4 million of goodwill allocated to the disposal group on a relative fair value basis. As a result of an impairment test performed over the disposal group during fiscal 2024, a cumulative impairment charge of $22.0 million which includes the allocated goodwill, was recorded in the Selling, general and administrative line in the Consolidated Statements of Earnings and Comprehensive Income for fiscal 2024. There was a recovery related to the disposal group during fiscal 2025 of $2.6 million. During the quarter ended December 31, 2024, the Company entered into an agreement with a buyer to purchase the remaining inventory for approximately $8 million. As part of the arrangement, the Company and the buyer entered into a promissory note that will mature in February 2027 and agrees that the buyer shall pay in quarterly installments. As of June 30, 2025, the fair value of the note receivable was approximately $5.3 million and is included within Other current assets and Other assets on the Consolidated Balance Sheets. As of June 30, 2025, the assets remaining within the disposal group primarily include the land and building of $4.7 million, which is net of expected selling costs. These assets are actively marketed at a fair value based on market conditions such that the held-for-sale criterion are still met. The held-for-sale assets are recorded in Current assets held-for-sale in our Consolidated Balance Sheets as of June 30, 2025 and 2024.

The restructuring and restructuring-related charges, including the impairment (recovery) of assets held-for-sale, for periods presented were recorded in the Consolidated Statements of Earnings and Comprehensive Income as follows (in thousands):

| | Year Ended June 30, | |
	2025	2024
Cost of sales	$ —	$ 3,349
Selling, general and administrative[1]	(1,191)	30,638
Total	$ (1,191)	$ 33,987

[1] Restructuring actions impacting research and development are not material to separately disclose and have been included within Selling, general and administrative costs.

Restructuring and restructuring-related costs by segment are as follows (in thousands):

| | Year ended June 30, | | | | | | | |
| | 2025 | | | | 2024 | | | |
	Employee severance	Asset-related and other	Recovery of assets held-for-sale	Total	Employee severance	Asset-related and other	Impairment of assets held-for-sale	Total
Protein Sciences	$ 127	$ 73	$ (2,557)	$ (2,357)	$ 3,483	$ 5,130	$ 21,963	$ 30,576
Diagnostics and Spatial Biology	—	—	—	—	1,007	224	—	1,231
Corporate	86	1,080	—	1,166	1,153	1,027	—	2,180
Total	$ 213	$ 1,153	$ (2,557)	$ (1,191)	$ 5,643	$ 6,381	$ 21,963	$ 33,987

The following table summarizes the changes in the Company's accrued restructuring balance, which is included within Other current liabilities in the accompanying Consolidated Balance Sheets. Other amounts reported as restructuring and restructuring-related costs in the accompanying Consolidated Statements of Income and Comprehensive Income have been summarized in the notes to the table (in thousands):

	Employee severance[1]	Asset-related and other[2]	Impairment (recovery) of assets held-for-sale	Total
Initial expense incurred in the second quarter of 2024	4,882	504	6,038	11,424
Incremental expense incurred in the remainder of 2024	542	5,877	15,926	22,345
Cash payments	(4,882)	(2,800)	—	(7,682)
Non-cash adjustments	—	(3,391)	(21,963)	(25,354)
Adjustments[3]	219	—	—	219
Accrued restructuring actions balance as of June 30, 2024	$ 761	$ 190	$ —	$ 952
Incremental expense incurred in fiscal 2025	213	1,153	(2,557)	(1,191)
Cash payments	(974)	(1,343)	—	(2,317)
Non-cash adjustments	—	—	2,557	2,557
Accrued restructuring actions balance as of June 30, 2025	$ —	$ —	$ —	$ —

[1] Relates to impacted employees' final paycheck, separation payments, outplacement services, legal fees, and retention packages related to the closure or sale of certain distribution and manufacturing sites.

[2] Primarily relates to impairment of right-of-use assets, lease termination fees, consulting fees, and expenses for changes to supporting IT systems that are enabling the Company to complete the restructuring initiatives.

[3] Relates to the refinement of the accrual recorded in the second quarter of fiscal 2024.

Fiscal 2023 Restructuring Actions:

QT Holdings Corporation (Quad)

In August 2022, the Company informed employees of our decision to close our Quad facility as part of a realignment of activities within our Reagent Solutions division. The closure of the site was completed in the fourth quarter of fiscal 2023. As a result of the restructuring activities, an estimated pre-tax charge of $2.2 million was recorded within our Protein Sciences segment for fiscal 2023. The related restructuring charges for fiscal 2023 were recorded in the Consolidated Statements of Earnings and Comprehensive Income as follows (in thousands):

	Employee severance		Asset impairment and other		Total	
Selling, general and administrative	$	1,328	$	842	$	2,170

	Employee severance		Asset impairment and other		Total	
Expense incurred in the first quarter of 2023	$	1,328	$	842	$	2,170
Cash payments		(1,233)		(772)		(2,005)
Adjustments		(95)		(70)		(165)
Accrued restructuring actions balances as of June 30, 2023	$	—	$	—	$	—

Protein Sciences realignment

In December 2022, the Company informed employees it would undertake certain actions to strategically reallocate operations resources to high growth areas of the business. Additional actions were taken in June 2023 primarily related to the sales organization. The actions impacted a limited number of employees and were completed in the fourth quarter of fiscal 2024. As a result of the realignment, a pre-tax charge of $1.7 million related to employee severance was recorded in the Selling, general and administrative line of Operating income within our Protein Sciences segment during fiscal 2023. Adjustments in fiscal 2024 relate to the refinement of employee severance payouts. Additional pre-tax charges for fiscal 2024 were $0.2 million. Restructuring actions, including cash and non-cash impacts, are as follows (in thousands):

	Employee severance	
Expense incurred in fiscal year 2023	$	1,677
Fiscal year 2023 cash payments		(762)
Fiscal year 2023 adjustments		(18)
Accrued restructuring actions balance as of June 30, 2023	$	897
Fiscal year 2024 cash payments		(1,118)
Fiscal year 2024 adjustments[(1)]		221
Accrued restructuring actions balance as of June 30, 2024	$	—

[(1)] Fiscal 2024 adjustments relate to the refinement of the accrual recorded in fiscal 2023.

Note 15. Subsequent Events:

On August 5, 2025, the Company announced the execution of a definitive agreement to sell the Exosome Diagnostics business for $15 million including $5 million of stock of the acquiring company at closing with the remainder received over the following four years. The transaction is expected to close during the first quarter of fiscal 2026.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated, as of the end of the period covered by this report, the effectiveness of our disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e). The evaluation was based upon reports and certifications provided by a number of executives. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of June 30, 2025, our disclosure controls and procedures were effective.

(b) Management's Annual Report on Internal Control Over Financial Reporting

The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting also includes those policies and procedures that:

(i) Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(ii) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(iii) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Under the supervision of the Audit Committee of the Board of Directors and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting using the criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment and those criteria, our Chief Executive Officer and Chief Financial Officer concluded that our internal control over financial reporting was effective as of June 30, 2025.

The attestation report on our internal control over financial reporting issued by KPMG LLP appears in Item 8 of this report.

(c) Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting during fiscal 2025 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

During the three months ended June 30, 2025, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in item 408(a) of Regulation S-K.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Other than "Executive Officers of the Registrant" which is set forth at the end of Item 1 in Part I of this report, the information required by Item 10 is incorporated herein by reference to the sections entitled "Election of Directors," "Principle Shareholders" and "Additional Corporate Governance Matters" in the Company's Proxy Statement for its 2025 Annual Meeting of Shareholders which will be filed with the Securities and Exchange Commission pursuant to Regulation 14A within 120 days after the close of the fiscal year for which this report is filed.

The Company has an insider trading policy which governs the purchase, sale, and/or other dispositions of our securities or securities of certain other publicly traded companies by directors, officers, employees, and other covered persons and is designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to the Company. A copy of our Insider Trading Policy is filed as Exhibit 19 to this Annual Report on Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION

The information required by Item 11 is incorporated herein by reference to the sections entitled "Election of Directors" and "Executive Compensation" in the Company's Proxy Statement for its 2025 Annual Meeting of Shareholders which will be filed with the Securities and Exchange Commission pursuant to Regulation 14A within 120 days after the close of the fiscal year for which this report is filed.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

The information required by Item 12 is incorporated by reference to the sections entitled "Principal Shareholders" and "Management Shareholdings" in the Company's Proxy Statement for its 2025 Annual Meeting of Shareholders which will be filed with the Securities and Exchange Commission pursuant to Regulation 14A within 120 days after the close of the fiscal year for which this report is filed.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by Item 13 is incorporated by reference to the sections entitled "Election of Directors" and "Additional Corporate Governance Matters" in the Company's Proxy Statement for its 2025 Annual Meeting of Shareholders which will be filed with the Securities and Exchange Commission pursuant to Regulation 14A within 120 days after the close of the fiscal year for which this report is filed.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by Item 14 is incorporated herein by reference to the section entitled "Audit Matters" in the Company's Proxy Statement for its 2025 Annual Meeting of Shareholders which will be filed with the Securities and Exchange Commission pursuant to Regulation 14A within 120 days after the close of the fiscal year for which this report is filed.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

A. (1) List of Financial Statements.

The following Consolidated Financial Statements are filed as part of this Annual Report on Form 10-K:

Consolidated Statements of Earnings and Comprehensive Income for the Years Ended June 30, 2025, 2024, and 2023

Consolidated Balance Sheets as of June 30, 2025 and 2024

Consolidated Statements of Shareholders' Equity for the Years Ended June 30, 2025, 2024, and 2023

Consolidated Statements of Cash Flows for the Years Ended June 30, 2025, 2024, and 2023

Notes to Consolidated Financial Statements for the Years Ended June 30, 2025, 2024, and 2023

Reports of Independent Registered Public Accounting Firm (PCAOB ID: 185)

A. (2) Financial Statement Schedules.

All financial statement schedules are omitted because they are not applicable, not material or the required information is shown in the Consolidated Financial Statements or Notes thereto.

<u>A. (3) Exhibits.</u>

EXHIBIT INDEX
for Form 10-K for the 2025 Fiscal Year

Exhibit
Number   Description

3.1   Amended and Restated Articles of Incorporation of the Company--incorporated by reference to Exhibit 3.1 of the Company's Form 8-K dated November 1, 2022*

3.2   Fourth Amended and Restated Bylaws of the Company--incorporated by reference to Exhibit 3.1 of the Company's Form 8-K dated April 26, 2022*

4.1   Description of Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

10.1**   Management Incentive Plan--incorporated by reference to Exhibit 10.13 of the Company's Form 10-K for the year ended June 30, 2013*

10.2**   Second Amended and Restated 2010 Equity Incentive Plan--incorporated by reference to Exhibit 10.1 of the Company's Form 8-K dated October 26, 2017*

10.3**   Form of Time Vesting Restricted Stock Award Agreement for Second Amended and Restated 2010 Equity Incentive Plan--incorporated by reference to Exhibit 10.3 of the Company's Form 10-K dated August 25, 2021*

10.4**   Form of Performance Vesting Restricted Stock Award Agreement for Second Amended and Restated 2010 Equity Incentive Plan--incorporated by reference to Exhibit 10.4 of the Company's Form 10-K dated August 25, 2021*

10.5**   Form of Time Vesting Restricted Stock Unit Award Agreement for Second Amended and Restated 2010 Equity Incentive Plan (Global)--incorporated by reference to Exhibit 10.5 of the Company's Form 10-K dated August 25, 2021*

10.6**   Form of Performance Vesting Restricted Stock Unit Award Agreement for Seconded Amended and Restated 2010 Equity Incentive Plan--incorporated by reference to Exhibit 10.6 of the Company's Form 10-K dated August 25, 2021*

10.7**   Form of the Time Vesting Performance Unit Award Agreement for Second Amended and Restated 2010 Equity Incentive Plan--incorporated by reference to Exhibit 10.7 of the Company's Form 10-K dated August 25, 2021*

10.8**   Form of Performance Vesting Performance Unit Award Agreement for Second Amended and Restated 2010 Equity Incentive Plan--incorporated by reference to Exhibit 10.8 of the Company's Form 10-K dated August 25, 2021*

10.9**   Form of Time Vesting Incentive Stock Option Agreement for Second Amended and Restated 2010 Equity Incentive Plan--incorporated by reference to Exhibit 10.9 of the Company's Form 10-K dated August 25, 2021*

10.10**   Form of Performance Vesting Incentive Stock Option Agreement for Second Amended and Restated 2010 Equity Incentive Plan--incorporated by reference to Exhibit 10.10 of the Company's Form 10-K dated August 25, 2021*

10.11**   Form of Employee Non-Qualified Stock Option Agreement for Second Amended and Restated 2010 Equity Incentive Plan--incorporated by reference to Exhibit 10.11 of the Company's Form 10-K dated August 25, 2021*

10.12**   Form of Director Non-Qualified Stock Option Agreement for Second Amended and Restated 2010 Equity Incentive Plan--incorporated by reference to Exhibit 10.2 of the Company's Form 8-K dated October 26, 2017*

10.13**   Form of Executive Employment Agreement by and between the Company and Executive Officers of the Company other than the CEO--incorporated by reference to Exhibit 10.12 of the Company's Form 10-K dated September 7, 2017*

10.14**   Form of Amendment No. 1 to Executive Employment Agreement – incorporated by reference to Exhibit 10.15 of the Company's Form 10-Q dated May 11, 2020*

10.15   Amended and Restated Credit Agreement by and among the Company, the Guarantors party thereto, the Lenders party thereto, and BMO Harris Bank N.A., as Administrative Agent, dated August 31, 2022 -- incorporated by reference to Exhibit 10.1 of the Company's Form 8-K dated September 7, 2022*

10.16**   Form of Indemnification Agreement entered into with each director and executive officer of the Company--incorporated by reference to Exhibit 10.1 of the Company's Form 10-Q dated February 8, 2018*

10.17**   Bio-Techne 2020 Equity Incentive Plan -- incorporated by reference to Exhibit 10.1 of the Company's Form 8-K dated November 3, 2020*

10.18   Form of Director Non-Qualified Stock Option Agreement -- incorporated by reference to Exhibit 10.2 of the Company's Form 8-K dated November 3, 2020*

10.19**   Form of Employee Non-Qualified Stock Option Agreement (Global)-- incorporated by reference to Exhibit 10.3 of the Company's Form 8-K dated November 3, 2020*

10.20**   Form of Performance Vesting Incentive Stock Option Agreement-- incorporated by reference to Exhibit 10.5 of the Company's Form 8-K dated November 3, 2020*

10.21**   Form of Performance Vesting Restricted Stock Agreement-- incorporated by reference to Exhibit 10.6 of the Company's Form 8-K dated November 3, 2020*

10.22**   Form of Performance Vesting Restricted Stock Unit Agreement-- incorporated by reference to Exhibit 10.7 of the Company's Form 8-K dated November 3, 2020*

10.23**   Form of Time Vesting Incentive Stock Option Agreement-- incorporated by reference to Exhibit 10.8 of the Company's Form 8-K dated November 3, 2020*

10.24**   Form of Time Vesting Performance Unit Agreement-- incorporated by reference to Exhibit 10.9 of the Company's Form 8-K dated November 3, 2020*

10.25**   Form of Time Vesting Restricted Stock Agreement-- incorporated by reference to Exhibit 10.10 of the Company's Form 8-K dated November 3, 2020*

10.26**   Form of Time Vesting Restricted Stock Unit Agreement (Global)-- incorporated by reference to Exhibit 10.11 of the Company's Form 8-K dated November 3, 2020*

10.27**	Form of Executive Employment Agreement by and between the Company and Kim Kelderman-- incorporated by reference to Exhibit 10.1 of the Company's Form 8-K dated October 19, 2023*
19	Bio-Techne Insider Trading Policy
21	Subsidiaries of the Company
23	Consent of KPMG LLP
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1***	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2***	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97	Amended and Restated Policy on Recoupment of Certain Executive Incentive Compensation
101	The following financial statements from the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2025, formatted in Inline Extensible Business Reporting Language (iXBRL): (i) the Consolidated Statements of Earnings and Comprehensive Income, (ii) the Consolidated Balance Sheets, (iii) the Consolidated Statements of Shareholders' Equity, (iv) the Consolidated Statements of Cash Flows, and (v) Notes to the Consolidated Financial Statements.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Incorporated by reference; SEC File No. 000-17272
**	Management contract or compensatory plan or arrangement

***	Furnished herwith

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIO-TECHNE CORPORATION

Date: August 22, 2025

/s/ Kim Kelderman

By: Kim Kelderman
Its: President and CEO

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Date	Signature and Title
August 22, 2025	/s/ Robert V. Baumgartner Robert V. Baumgartner Chairman of the Board and Director
August 22, 2025	/s/ Julie Bushman Julie Bushman, Director
August 22, 2025	/s/ Rupert Vessey Dr. Rupert Vessey, Director
August 22, 2025	/s/ Joseph Keegan, Ph.D. Dr. Joseph Keegan, Director
August 22, 2025	/s/ John L. Higgins John L. Higgins, Director
August 22, 2025	/s/ Roeland Nusse, Ph.D. Dr. Roeland Nusse, Director
August 22, 2025	/s/ Alpna Seth, Ph.D. Dr. Alpna Seth, Director
August 22, 2025	/s/ Judith Klimovsky, M.D. Dr. Judith Klimovsky, Director
August 22, 2025	/s/ Amy E. Herr, Ph.D. Dr. Amy E. Herr, Director
August 22, 2025	/s/ Kim Kelderman Kim Kelderman, Director and Chief Executive Officer (principal executive officer)
August 22, 2025	/s/ James Hippel James Hippel, Chief Financial Officer (principal financial officer and principal accounting officer)

Contact Us

Global info@bio-techne.com, bio-techne.com/find-us/distributors
North America TEL 800 343 7475
Europe // **Middle East** // **Africa** TEL +44 (0)1235 529449
China info.cn@bio-techne.com, TEL 400.821.3475



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bio-techne®

Global Developer, Manufacturer, and Supplier of High-Quality Reagents, Analytical Instruments, and Precision Diagnostics.

INCLUDES R&D Systems™ Novus Biologicals™ Tocris Bioscience™ ProteinSimple™ Asuragen® ACD™ Lunaphore™